    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 14, 1998

                                                       REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                         UNIVISION COMMUNICATIONS INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          4830                  95-4398884
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                        No.)

                      1999 AVENUE OF THE STARS, SUITE 3050
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 556-7676
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ROBERT V. CAHILL
                                   SECRETARY
                         UNIVISION COMMUNICATIONS INC.
                      1999 AVENUE OF THE STARS, SUITE 3050
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 556-7676

          (Name and address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------
                                   COPIES TO:

       KENDALL R. BISHOP, ESQ.                   BRYANT B. EDWARDS, ESQ.
        O'Melveny & Myers LLP                        Latham & Watkins
       1999 Avenue of the Stars                   633 West Fifth Street
              Suite 700                                 Suite 4000
    Los Angeles, California 90067             Los Angeles, California 90071
            (310) 246-6780                            (213) 485-1234

                           --------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                           --------------------------
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                            PROPOSED MAXIMUM
               TITLE OF SECURITIES                    AMOUNT TO BE     PROPOSED OFFERING       AGGREGATE           AMOUNT OF
                TO BE REGISTERED                       REGISTERED      PRICE PER SHARE(1)  OFFERING PRICE(1)    REGISTRATION FEE
Class A Common Stock,
  par value $.01 per share.......................    24,150,000(2)          $35.344           $853,557,600          $258,654

(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

(2) Includes 1,100,000 shares of the Registrant's Class A Common Stock issuable upon exercise of warrants held by one of the Selling Stockholders.
                           --------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT
BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED JANUARY 14, 1998
PROSPECTUS
            , 1998
                               21,000,000 SHARES

   [LOGO]
                         UNIVISION COMMUNICATIONS INC.
                              CLASS A COMMON STOCK

    Of the 21,000,000 shares of Class A Common Stock of Univision Communications Inc. (the "Company") offered hereby, 20,440,000 shares are being sold by A. Jerrold Perenchio and his wife and 560,000 shares will be issued upon the exercise by the Underwriters of warrants being acquired from the other Selling Stockholder. See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of the shares being offered hereby although it will receive proceeds from the exercise of the warrants by the Underwriters. Following the Offering, Mr. Perenchio will own approximately 26.7% of the Company's outstanding shares of Common Stock and will have 83.6% of the voting power of the Class A, Class P Common Stock and Series A Preferred Stock and 78.5% of the voting power of all Common Stock and Preferred Stock outstanding. See "Risk Factors" and "Description of Capital Stock."

    The Class A Common Stock is listed on the New York Stock Exchange under the symbol "UVN." On January 13, 1998, the last reported sale price of the Class A Common Stock was $38.625 per share.

    SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

IN ORDER TO ASSIST THE COMPANY IN COMPLYING WITH THE FOREIGN
 OWNERSHIP RESTRICTIONS OF THE COMMUNICATIONS ACT OF 1934, THE
   UNDERWRITERS HAVE AGREED THAT THEY WILL NOT KNOWINGLY SELL ANY OF THE
    CLASS A COMMON STOCK OFFERED HEREBY TO FOREIGN PERSONS OR
     ENTITIES. SEE "DESCRIPTION OF CAPITAL STOCK" AND "UNDERWRITING."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                     PRICE        UNDERWRITING       PROCEEDS
                                                    TO THE        DISCOUNTS AND   TO THE SELLING
                                                    PUBLIC       COMMISSIONS(1)   STOCKHOLDERS(2)(3)
Per Share.....................................         $                $                $
Total(4)......................................         $                $                $

(1) THE COMPANY AND THE SELLING STOCKHOLDERS HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING."
(2) EXPENSES ASSOCIATED WITH THE OFFERING, ESTIMATED AT $600,000, ARE PAYABLE BY THE COMPANY.
(3) THE SELLING STOCKHOLDER SELLING WARRANTS WILL RECEIVE $0.064 LESS PER SHARE (THE "EXERCISE PRICE") WHICH WILL BE PAID TO THE COMPANY.
(4) THE SELLING STOCKHOLDERS HAVE GRANTED TO THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 3,150,000 ADDITIONAL SHARES, INCLUDING 540,000 SHARES ISSUABLE UPON EXERCISE OF WARRANTS, OF CLASS A COMMON STOCK SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION IS EXERCISED IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS AND PROCEEDS TO THE
    SELLING STOCKHOLDERS WILL BE $          , $          , $          , AND
    $          , RESPECTIVELY. SEE "UNDERWRITING."

    The shares of Class A Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters, subject to various prior conditions, including their right to reject any order in whole or in part. It is expected that delivery of share certificates will be
made in New York, New York, on or about             , 1998, against payment
therefor in immediately available funds.

                          DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

GOLDMAN, SACHS & CO.        MERRILL LYNCH & CO.       MORGAN STANLEY DEAN WITTER

BT ALEX. BROWN              NATIONSBANC MONTGOMERY           SCHRODER & CO. INC.
                                 SECURITIES LLC

    Information contained in this Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The matters set forth under the caption "Risk Factors" in the Prospectus constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF CLASS A COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS (I) DOES NOT GIVE EFFECT TO THE EXERCISE OF THE OVER-ALLOTMENT OPTION GRANTED TO THE UNDERWRITERS AS DESCRIBED IN "UNDERWRITING," (II) FOR ALL PERIODS PRIOR TO OCTOBER 2, 1996 IS PRESENTED ON A PRO FORMA BASIS GIVING EFFECT TO THE REORGANIZATION, AND (III) GIVES EFFECT TO THE TWO-FOR-ONE STOCK SPLIT EFFECTIVE JANUARY 12, 1998. UNLESS OTHERWISE INDICATED, ALL REFERENCES TO THE "COMPANY" AND "UNIVISION" REFER TO UNIVISION COMMUNICATIONS INC. AND ITS CONSOLIDATED SUBSIDIARIES, INCLUDING ITS OWNED AND OPERATED TELEVISION STATIONS, THE NETWORK AND GALAVISION. UNLESS OTHERWISE INDICATED, CAPITALIZED TERMS USED HEREIN ARE DEFINED IN THE GLOSSARY ON PAGE G-1, ALL RATINGS AND AUDIENCE SHARE DATA ARE DERIVED FROM REPORTS PRODUCED BY NIELSEN MEDIA RESEARCH AND DEMOGRAPHIC DATA ARE DERIVED FROM THE DRI STUDY.

                                  THE COMPANY

    Univision is the leading Spanish-language television broadcaster in the U.S., reaching more than 92% of all Hispanic Households and having an approximate 82% share of the U.S. Spanish-language network television audience in 1997. The Company's Network, which is the most watched television network (English- or Spanish-language) among Hispanic Households, provides the Univision Affiliates with 24 hours per day of Spanish-language programming with a prime time schedule of substantially all first run programming (I.E., no reruns) throughout the year. As a leading, vertically-integrated television broadcaster, Univision owns and operates 13 full-power (12 of which are affiliated with the Univision Network) and eight low-power UHF stations, representing approximately 80% of its Network broadcast distribution. These full-power O&Os are located in 12 of the top 15 DMAs in terms of numbers of Hispanic Households--Los Angeles, New York, Miami, San Francisco, Chicago, Houston, San Antonio, Dallas, Fresno, Phoenix, Sacramento, and Albuquerque. As of December 31, 1997, the Company had Affiliation Agreements with an additional 10 full-power and 17 low-power Affiliated Stations and approximately 830 Cable Affiliates. Each of the Company's full-power O&Os and Affiliated Stations ranks first in Spanish-language television viewership in its DMA. The Company also owns Galavision, a Spanish-language cable network that had approximately 2.5 million Hispanic subscribers, representing approximately 55% of all Hispanic Households that subscribed to cable television in 1997.

    The Company believes that the breadth and diversity of its programming provides it with a competitive advantage over both Spanish-language broadcasters and English-language broadcasters in appealing to Hispanic viewers. The Company's programming is similar to that of major English-language networks and includes NOVELAS (long-term mini-series), national and local newscasts, variety shows, children's programming, mini-series, musical specials, movies, sporting events and public affairs programs. The Televisa Program License Agreement provides the Company with long-term access to first rate programming produced by Televisa. Televisa-produced NOVELAS are popular throughout the world and are among the Company's highest rated programs. Univision also produces a variety of programs specifically tailored to meet the tastes, preferences and information needs of the Hispanic audience, including national and local news and the highly successful programs SABADO GIGANTE, CRISTINA and PRIMER IMPACTO. The Company's newest program, a three-hour morning show, DESPIERTA AMERICA--"Wake Up America"-- broadcasts news, talk and current events nationally, Monday through Friday from 7:00 a.m. to 10:00 a.m. The Company has also televised World Cup Soccer since 1978, including the widely watched 1994 World Cup, and in 1996 began televising the Sunday "Game of the Week" for Major League Soccer. In early 1997, the Company reached an agreement to broadcast all 64 games of the next World Cup, to be played in France in the summer of 1998. To further provide quality programming, the Company has recently agreed in principle with Televisa to co-produce a maximum of 800 hours of non-NOVELA programming for airing during the 12 months commencing October 1, 1998, at a cost to be borne equally by the two entities.

    In 1992, Perenchio, Televisa and Venevision formed the Company and UNHP, which acquired UTG and the Network, respectively, in the Acquisition. Mr. Perenchio has over 25 years of experience in the U.S. media and communications industry and has been the chief executive officer or owner of a number of successful entities, including Chartwell Artists, Tandem Productions, Inc., Embassy Communications and Loews Theaters. Mr. Perenchio also owned and operated Spanish-language television stations in Los Angeles and New York from 1975 to 1986. Televisa, which is the world's largest producer of Spanish-language television programs, is the leading media and entertainment company in Mexico with an approximate 75% share of Mexico's viewing audience. Venevision is Venezuela's leading television network with an approximate 57% share of its viewing audience. In October 1996, the Company acquired UNHP as part of the Reorganization prior to the Company's initial public offering (the "Initial Offering").

    Since the Acquisition, the Company's operating performance has improved significantly with pro forma net revenues and pro forma EBITDA increasing to $370.3 million and $140.1 million, respectively, for the year ended December 31, 1996, representing compound annual growth rates of 16% and 33%, respectively, from the 1992 operating results of the Company and its predecessor. In addition, from November 1992 to November 1997 the Company increased its audience share of Spanish-language network television viewing from 57% to 83% and increased its share of the 20 most widely watched programs among Hispanic Households from 30% to 100%.

                               BUSINESS STRATEGY

    Univision attributes its success to several factors, including emphasis on popular, high quality programming produced by Televisa and Univision, contracting with Nielsen to develop more accurate, credible rating systems to measure Hispanic audience viewership, increasing acceptance by advertisers of Spanish-language television, continued growth of the Hispanic audience and the strengthening of its management team with executives and sales managers with extensive English-language television and advertising experience. The Company expects to continue to realize strong revenue and EBITDA growth by capitalizing on the expected continued growth in advertising expenditures targeted at the rapidly expanding Hispanic population. Specifically, the Company's business strategy seeks to capitalize on the following factors and competitive advantages:

    LEADING AUDIENCE SHARE AMONG HISPANICS. The Company's emphasis on popular, high quality programming has enabled it to achieve the highest ratings versus all other broadcasters (English- or Spanish-language) among Hispanic television viewers. For instance, for the first 11 months of 1997, the Company had a 82% audience share of Spanish-language television viewers and in November 1997 had 20 out of the top 20 most highly rated television programs (in Spanish or English) viewed by Hispanic Households. Each of the Company's 22 full-power Broadcast Affiliates ranks first in Spanish-language television viewership in its DMA.

    INVESTMENT IN RESEARCH AND SALES MANAGEMENT. Prior to November 1992, there were no Hispanic audience television rating services comparable to those measuring television viewership in the general U.S. population. Beginning in 1992, Nielsen, pursuant to a contract with the Company, began delivering Nielsen ratings measuring Hispanic viewership both at the Network and local DMA levels. Because these Nielsen ratings provide advertisers with a more accurate and reliable measure of Hispanic audience television viewership, they have been important in allowing the Company to demonstrate to advertisers its ability to reach the Hispanic audience. The Company believes that continued use of reliable ratings will allow it to further increase its advertising rates and narrow the gap which has historically existed between its audience share and its share of advertising revenues. In addition, the Company has made significant investments in experienced sales managers and account executives and has provided its sales professionals with state-of-the-art research tools to continue to attract major advertisers.

    HIGHLY FAVORABLE DEMOGRAPHIC TRENDS. The Hispanic population is currently one of the fastest growing segments of the U.S. population, growing at approximately five times the rate of the non-Hispanic population. The Hispanic population, which consisted of 23.7 million people (9.5% of the U.S. population) in 1990, is estimated to be 29.3 million people (10.9% of the U.S. population) in 1997, and is expected to grow to 32.0 million people (11.6% of the U.S. population) by 2000 and 41.5 million people (13.9% of the U.S. population) by 2010. Hispanic Households on average are larger and younger and spend a greater percentage of their total household income on consumer products than non-Hispanic households. Furthermore, approximately 68% of all Hispanics, regardless of income or educational level, speak Spanish at home. This percentage is expected to remain relatively constant through 2010. Consequently, the number of Hispanics speaking Spanish in the home is expected to increase significantly in the foreseeable future.

    INCREASING ADVERTISER EXPENDITURES ON SPANISH-LANGUAGE
TELEVISION. According to published reports, total advertising expenditures targeting Hispanics grew from $166 million in 1982 to approximately $1.4 billion in 1997, representing a compound annual growth rate of 15.3%. Approximately 55.0% of the $1.4 billion in advertising expenditures in 1997 targeting Hispanics was directed towards Spanish-language television. The Company believes that major advertisers have found that Spanish-language television advertising is a more cost-effective means to target the growing Hispanic audience than English-language broadcast media. In the 1997/1998 broadcast season, Univision sold upfront network advertising for the first time and received commitments for approximately $200 million in advertising. Since the Acquisition, the Company has added or substantially increased commitments from many national advertisers, including Coca-Cola, Ford, Johnson & Johnson, MCI Communications, McDonald's, Miller Brewing Company, Polaroid, Sears, Texaco, and Toyota. The Company believes that advertiser interest in the Hispanic population will continue to grow primarily because Hispanic consumer expenditures, which are expected to total approximately $356 billion in 1997, are expected to grow at an annual rate of 8.0% over the next 13 years to $965 billion in 2010, far outpacing the expected growth in total U.S. consumer expenditures.

    STRATEGIC ACQUISITION AND INVESTMENT OPPORTUNITIES. The Company believes that its knowledge of, and experience with, Hispanic audiences will enable it to identify strategic acquisitions and successfully integrate them into the Company's operations. The Company acquired full-power stations in two important markets in 1994, Chicago and Houston, and one important market in 1997, Sacramento, and has used its management expertise, programming and brand identity to substantially improve the Company's performance in Chicago and Houston. In addition, the Company has purchased a $10.0 million convertible promissory note from Entravision that is convertible into an approximate 25% equity interest in Entravision. Entravision owns 10 of the Affiliated Stations, and has an agreement to acquire another. The 11 stations would represent approximately 13% of the Network's distribution. To complement and capitalize on the Company's existing business and management strengths, the Company expects to explore both Spanish-language television and other media acquisition opportunities. On October 31, 1997, the Company entered into a non-binding letter of intent with Home Shopping Network, Inc. to form a joint venture to create and operate a live Spanish-language television shopping network intended for distribution in the United States, Latin America, Portugal and Spain. The terms of a definitive agreement are being negotiated, and the United States business is expected to begin operations at the end of the first quarter of 1998.

    The Company was incorporated in Delaware in April 1992 as Perenchio Communications, Inc. and its name was changed to Univision Communications Inc. in June 1996. The Company's principal executive offices are located at 1999 Avenue of the Stars, Suite 3050, Los Angeles, California 90067, and its telephone number is (310) 556-7676.

                                  RISK FACTORS

    See "Risk Factors" beginning on page 9 for factors that should be considered in evaluating the Company and its business.

                                  THE OFFERING

Class A Common Stock offered hereby....  21,000,000 shares

Common Stock to be outstanding after
  the Offering
  Class A Common Stock(a)(b)...........  45,095,726 shares
  Class P Common Stock.................  22,926,470 shares
  Class T and Class V Common
    Stock(c)...........................  17,837,164 shares
                                         -----------------
    Total(c)...........................  859,360 shares
                                         -----------------
                                         -----------------

Relative rights of Class A, Class P,
  Class T and Class V Common
  Stock(d).............................  The Class A, Class P, Class T and Class V Common
                                         Stock (collectively, the "Common Stock") have
                                         identical rights with respect to cash dividends and
                                         in the distribution of proceeds in any sale or
                                         liquidation, but have different voting rights. The
                                         Class A, Class T and Class V Common Stock are
                                         entitled to one vote per share, while the Class P
                                         Common Stock is entitled to 10 votes per share on
                                         all matters on which stockholders are entitled to
                                         vote, except that in the election of directors,
                                         holders of Class T and Class V Common Stock, each
                                         voting as a separate class, elect from one to three
                                         directors. Perenchio will have 83.6% of the voting
                                         power of the Class A, Class P Common Stock and
                                         Series A Preferred and 78.5% of the voting power of
                                         all Common Stock and Preferred Stock outstanding
                                         immediately after the Offering. See "Risk Factors"
                                         and "Description of Capital Stock".

Use of proceeds........................  The Company will not receive any proceeds from the
                                         Offering, although it will receive approximately
                                         $36,000 upon exercise of the 560,000 Warrants being
                                         sold by a Selling Stockholder to the Underwriters,
                                         which will be added to working capital.

New York Stock Exchange symbol.........  "UVN"

------------------------

(a) Excludes an aggregate of 10,925,000 shares of Class A Common Stock reserved for future issuance under the Company's 1996 Performance Award Plan as of December 31, 1997, 2,170,666 of which are vested and exercisable or will vest and become exercisable on or before March 1, 1998.

(b) Excludes an aggregate of 69,085,274 shares of Class A Common Stock issuable upon conversion of all of the Class P, Class T and Class V Common Stock (and shares issuable upon exercise of the Warrants) to be outstanding after the Offering. Also excludes 734,225 shares of Class A Common Stock issuable upon conversion of the Series A Cumulative Convertible Preferred Stock ("Series A Preferred"). See "Certain Transactions--Warrants" and "Description of Capital Stock."

(c) Excludes 28,321,640 shares of Class A, Class T and Class V Common Stock issuable upon the exercise of the Warrants. For restrictions on exercise of the Warrants, see "Certain Transactions--Warrants." The Warrants are exercisable at a price of $0.064 per share. Total shares of Common Stock outstanding assuming exercise of all Warrants and conversion of the Series A Preferred is 114,915,225.

(d) The Class P, Class T and Class V Common Stock can be converted at any time into Class A Common Stock and will automatically convert into Class A Common Stock upon the occurrence of certain events. Additionally, the Class P, Class T and Class V Common Stock will lose their special rights upon the occurrence of certain events. See "Description of Capital Stock."

                 SUMMARY UNAUDITED CONSOLIDATED FINANCIAL DATA

    The following summary pro forma consolidated financial data of the Company for the year ended December 31, 1996 and the nine months ended September 30, 1996 and the historical consolidated financial data for the nine months ended September 30, 1997 are derived from the Unaudited Pro Forma Consolidated Condensed Statements of Operations and the Consolidated Financial Statements of the Company included elsewhere herein and give effect to the Reorganization (including the consolidation of PCI and UNHP) as if such transactions had occurred as of January 1, 1996, in the case of the statement of operations data. See "Capitalization," "Unaudited Pro Forma Consolidated Condensed Statements of Operations" and "Consolidated Financial Statements" for further details regarding such adjustments. This data is not necessarily indicative of the results of operations that would have actually been obtained had the transactions referred to above been consummated on the dates indicated, nor are they indicative of the results of operations that may be obtained in the future. Such financial data should be read in conjunction with the "Unaudited Pro Forma Consolidated Condensed Statements of Operations," "Selected Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and is qualified in its entirety by reference to the consolidated financial statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                                       PRO FORMA                  HISTORICAL
                                                            --------------------------------  ------------------
                                                             YEAR ENDED   NINE MONTHS ENDED   NINE MONTHS ENDED
                                                            DECEMBER 31,    SEPTEMBER 30,       SEPTEMBER 30,
                                                                1996             1996                1997
                                                            ------------  ------------------  ------------------
STATEMENT OF OPERATIONS DATA: (IN THOUSANDS, EXCEPT PER
  SHARE DATA)
Net revenues..............................................   $  370,289       $  263,758          $  321,868
Direct operating expenses.................................      122,313           88,119             114,533
Selling, general and administrative(a)....................       98,265           71,349              90,631
Corporate charges.........................................        9,596            6,969               8,165
Depreciation and amortization.............................       55,049           41,559              42,465
                                                            ------------        --------            --------
  Operating income........................................       85,066           55,762              66,074
Interest expense, net.....................................       39,548           30,006              30,401
Amortization of deferred financing costs..................        1,459            1,116               1,211
Nonrecurring expense of acquired station reversal ........       --               --                  (1,059)
Provision (benefit) for taxes.............................        7,728            7,583             (14,850)
                                                            ------------        --------            --------
  Income before extraordinary loss on extinguishment of
    debt..................................................   $   36,331       $   17,057          $   50,371
  Income per share before extraordinary loss on
    extinguishment of debt................................   $     0.31       $     0.15          $     0.44

OTHER DATA: (IN THOUSANDS)
  Broadcast cash flow(a)(b)(c)............................   $  149,711       $  104,290          $  116,704
  EBITDA(a)(c)(d).........................................      140,115           97,321             108,539
  Cash flows provided by (used in)
    Operating activities..................................                                            77,916
    Investing activities..................................                                           (50,573)
    Financing activities..................................                                           (17,650)
  Capital expenditures....................................       18,873           14,472              21,711

                                                                                                         AS OF
                                                                                                     SEPTEMBER 30,
                                                                                                         1997
                                                                                                     -------------
BALANCE SHEET DATA: (IN THOUSANDS)
Total assets.......................................................................................   $   934,187
Long-term debt (including current maturities)......................................................       531,555
Stockholders' equity...............................................................................       312,549

                                                                          PRO FORMA                      HISTORICAL
                                                            --------------------------------------  ---------------------
                                                              YEAR ENDED       NINE MONTHS ENDED      NINE MONTHS ENDED
                                                             DECEMBER 31,        SEPTEMBER 30,          SEPTEMBER 30,
                                                                 1996                1996                   1997
                                                            ---------------  ---------------------  ---------------------
GROWTH RATE AND MARGIN DATA:
Net revenues growth.......................................          15.2%             --    %                  22.0%
Broadcast cash flow growth(c).............................          23.5              --                       11.9
Broadcast cash flow margin(c).............................          40.4                39.5                   36.3
EBITDA growth(c)(d).......................................          25.6              --                       11.5
EBITDA margin(c)(d).......................................          37.8                36.9                   33.7

------------------------

(a) The management fee charged by the Principal Stockholders to UNHP, which was terminated as part of the Reorganization, was $7,786,000 and $7,786,000 for the year ended December 31, 1996 and the nine months ended September 30, 1996, respectively. The management fee has been eliminated from the appropriate data.

(b) "Broadcast cash flow" is defined as broadcast operating income before corporate charges and depreciation and amortization. The Company has presented broadcast cash flow data, which the Company believes are comparable to the data provided by other companies in the industry, because such data are commonly used as a measure of performance for broadcast companies. However, broadcast cash flow should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of operating performance, or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity.

(c) As a result of the Initial Offering in September 1996 and its subsequent corporate Reorganization in the fourth quarter of 1996, the net program license fee payable to Univision's program suppliers, Televisa and Venevision, increased from 9.7% to 13.0% of net revenues for the nine months ended September 30, 1996 and 1997, respectively. Had the revised license fee been in effect in 1996, the license fee for the nine months ended September 30, 1996 would have increased by $9,371,000 and broadcast cash flow would have been $94,919,000. On a year to year basis, broadcast cash flow would have increased by $21,785,000 or 23.0%, from $94,919,000 in the nine months ended September 30, 1996 to $116,704,000 in the nine months ended September 30, 1997, and as a percentage of net revenues, broadcast cash flow would have increased from 36.0% to 36.3% in the respective nine month periods.

    Had the revised license fee been in effect in the nine months ended September 30, 1996, EBITDA would have been $87,950,000 in the nine months ended September 30, 1996. On a year to year basis, EBITDA would have increased by $20,589,000 or 23.4%, from $87,950,000 in the nine months ended September 30, 1996 to $108,539,000 in the nine months ended September 30, 1997, and as a percentage of net revenues, EBITDA would have increased from 33.3% to 33.7% in the respective nine month periods.

(d) "EBITDA" consists of broadcast cash flow less corporate charges and is commonly used in the broadcast industry to analyze and compare broadcast companies on a basis of operating performance, leverage and liquidity. EBITDA, as presented above, may not be comparable to similarly titled measures of other companies unless such measures are calculated in substantially the same fashion. EBITDA should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of operating performance, or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity.

                                  RISK FACTORS

    The following factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Class A Common Stock offered hereby.

RELIANCE ON LIMITED SOURCES OF PROGRAMMING

    A substantial part of the Company's operating strategy depends upon the continued availability and commercial success of programming from Televisa. In 1996 the Company derived approximately 38.6% of its gross advertising sales from programs produced by Televisa under the Televisa Program License Agreement; for the nine months ended September 30, 1997, this percentage was also 38.6%. Televisa programming represented approximately 50.7% of the Network's non-repeat broadcast hours in 1996; for the nine months ended September 30, 1997, this percentage was 43.0%. If such programming were to become unavailable or unsuccessful for any reason, including political or economic instability, foreign government regulations, or other trade barriers in Mexico, no assurance can be given that the Company could obtain alternative programming of equivalent type and popularity or on terms as favorable to the Company. Consequently, any significant interruption in the supply or success of programming could have a material adverse effect on the Company's financial condition and results of operations.

INCREASED COST OF PROGRAMMING

    From the closing of the Initial Offering through December 1996, aggregate royalties to Televisa and Venevision equalled 11.0% of Combined Net Time Sales, and increased to 13.5% of Combined Net Time Sales in 1997, and have increased to 15.0% of Combined Net Time Sales for 1998 and all years thereafter. Such increase in royalties will have a negative effect on the Company's operating margins. See "Business-- Program License Agreements."

POTENTIAL COMPETITION WITH OTHER BROADCASTERS USING TELEVISA PROGRAMMING

    The Company has enjoyed virtually exclusive access in the United States to most of Televisa's programs, both new and from Televisa's extensive library. Univision has the right under the Televisa Program License Agreement to fill up to 24 hours of programs per day on each of the Network's and Galavision's program schedules, after giving effect to programs obtained from Venevision or third parties and those produced by the Network. Univision also has the right of first refusal for the Network and Galavision on substantially all other Spanish-language programs Televisa desires to license in the United States. Subject to these limitations, Televisa has the right to license Spanish-language programs to other broadcasters in the United States. Very few Televisa programs have been so licensed. No assurance can be given that in the future other U.S. broadcasters will not license more of Televisa's programs, consistent with the terms of the Televisa Program License Agreement.

    Televisa has agreed with several partners, each of whom has substantial assets, to develop and operate a direct broadcast satellite ("DBS") venture, which will have a variety of program services, including program services supplied by Televisa. Televisa is required to offer the Company the opportunity to acquire a 50% economic interest in Televisa's interest in the joint venture to the extent it relates to United States Spanish-language broadcasting. While the Company believes that the Company will be offered such an interest, the Company has not received any indication as to what the business terms relating to such interest would be. Accordingly, the Company is not in a position to state whether it would accept such an offer. If the venture secures a significant viewership among Hispanic Households, it could have a material adverse effect on Univision's financial condition and results of operations, even if Univision decides to acquire this 50% economic interest.

    Televisa asserts that the terms and conditions of its Program License Agreement with Univision allow it, under certain circumstances, to provide any DBS venture uplinking in Mexico for distribution in the United States with Televisa program services which contain programs to which Univision believes it has an exclusive first option in the United States. Univision disagrees with Televisa's assertion and has notified

Televisa of its intention to enforce its rights by all appropriate means including, if necessary, legal action, if Televisa provides such programs to any such DBS venture. There can be no assurance that Televisa will desist from providing such programming to its or other DBS ventures, or, if Televisa were not to desist, that Univision would prevail in court.

SUBSTANTIAL COMPETITION

    The broadcasting and cable business is highly competitive. The Company competes for viewers and revenues with other Spanish-language and English-language television stations and networks, including the four principal English-language television networks, ABC, CBS, NBC and Fox, and in certain cities, UPN and WB. Certain of these English-language networks and others have begun producing Spanish-language programming and simulcasting certain programming in English and Spanish. Several cable broadcasters have recently commenced or announced their intention to commence, Spanish-language services as well. The Company also competes for viewers and revenues with independent television stations, other video media, suppliers of cable television programs, direct broadcast systems (including two which were started in 1996 for broadcast outside the United States and in which Televisa and Venevision have substantial interests), newspapers, magazines, radio and other forms of entertainment and advertising. The Univision Affiliates located near the Mexican border also compete for viewers with television stations operated in Mexico, many of which are affiliated with a Televisa network and owned by Televisa.

    The Company's Restated Certificate of Incorporation allows the Company to engage in all media related business. However, neither Televisa nor Venevision will be required to offer opportunities to the Company other than those involving Spanish-language television broadcasting or a Spanish-language television network in the United States. Consequently, the Company could compete directly with Televisa and Venevision, two of its Principal Stockholders, in other media and languages. Televisa currently publishes and distributes Spanish-language publications and sells Spanish-language recorded music in the United States. See "Certain Transactions--Participation Agreement."

    Telemundo Group, Inc. ("Telemundo") is the Company's largest competitor that broadcasts Spanish-language television programming. As of September 30, 1997, Telemundo served 60 markets in the United States as well as the Puerto Rican market, and reached approximately 85% of all Hispanic Households. In most of the Company's DMAs, the Univision Affiliate competes directly with a station owned by or affiliated with Telemundo. In November 1997, a venture formed by affiliates of Apollo Management L.P., Bastion Capital Fund, and their strategic partners, the Sony Pictures Entertainment unit of Sony Corp. and Liberty Media Group, reported that it had entered into a definitive agreement to acquire Telemundo. The Company cannot predict the effect of such acquisition on Telemundo's competitive position vis-a-vis the Company.

    Certain of the Company's competitors and the investors in the venture formed to acquire Telemundo have greater financial resources than the Company. Increased competition for viewers and revenues may have a material adverse effect on the Company's financial condition and results of operations. The Company under certain circumstances also could be required to compete against entities using programming supplied by Televisa or Venevision. See "--Potential Competition with Other Broadcasters Using Televisa Programming" and "Business--Program License Agreements."

IMPACT OF NEW TECHNOLOGIES; POTENTIAL COST OF SPECTRUM

    In recent years, the Federal Communications Commission ("FCC") has adopted policies providing for authorization of new technologies and a more favorable operating environment for certain existing technologies that have the potential to provide additional competition for television stations. Further advances in technology such as video compression, direct broadcast satellites and programming delivered through fiber optic telephone lines could facilitate the entry of new channels and encourage the development of increasingly specialized "niche" programming. In particular, the Company may be affected by the development of digital television technology ("DTV") and the adoption of standards and regulations for

DTV by the FCC. The FCC is presently conducting several rulemaking proceedings in order to implement DTV. Broadcasters are required to complete the transition to DTV broadcasting by 2006. Such a transition will require significant new capital investments in DTV broadcasting capacity, and no assurance can be given that the Company will have adequate financial resources to make such capital investments. Moreover, broadcasters who elect not to engage in DTV broadcasting at an early stage could suffer a significant competitive disadvantage. The Company is unable to predict the effect that technological changes will have on the broadcast television industry or on the future results of the Company's operations. See "Business--Competition" and "Business--Federal Regulation and New Technologies."

MANDATORY REDEMPTION OF CLASS A COMMON STOCK

    In order to comply with the FCC foreign ownership rules, the Company's Restated Certificate of Incorporation permits the Company to redeem any shares of Class A Common Stock owned by foreign nationals, foreign governments, or the representatives of either (collectively, "Foreign Interests") and to take other actions designed to ensure its compliance with the foreign ownership restrictions of the Communications Act of 1934, as amended (the "Communications Act"), and related FCC rules. The redemption price for such shares is equal to the lesser of fair market value or, if such shares were purchased within one year of the redemption date, such stockholder's purchase price, and may be paid in cash, securities or a combination thereof. See "Business--Federal Regulation and New Technologies" and "Description of Capital Stock."

FCC REGULATION

    The Company's operations are subject to extensive and changing regulation on an ongoing basis by the FCC, which enforces the Communications Act. Approval by the FCC is required for the issuance, renewal and assignment of station operating licenses and the transfer of control of station licensees. The FCC licenses held by the Company will come up for renewal from time to time, primarily within the next year, and such renewal may be subject to challenge on a number of grounds. The FCC also regulates ownership and control by Foreign Interests. In connection with obtaining the FCC's approval of the Reorganization, the Company disclosed to the FCC the ownership and management interests held by Televisa and Venevision. The Company also apprised the FCC of provisions in the Company's Restated Certificate of Incorporation described in "--Mandatory Redemption of Class A Common Stock." Accordingly, the Company believes that it is in compliance with such provisions. However, if the Company fails to comply with the foreign ownership restrictions in its Restated Certificate of Incorporation, or if the Company departs from its representations made to the FCC in connection with its obtaining the FCC's approval of the Reorganization, the FCC has the ability to enforce such foreign ownership restrictions through warnings, fines, cancellations of licenses or other actions. While the Company seeks to comply with such restrictions, it cannot predict the outcome of any such challenge or any other changes in regulatory practices that may affect its business and prospects.

    Congress and the FCC currently have under consideration and may in the future adopt new laws or modify existing laws, regulations and policies regarding a wide variety of matters, including the adoption of attribution rules, further restricting broadcast station ownership, that could directly or indirectly adversely affect the ownership and operation of the Company's broadcast properties, as well as the Company's business strategies. For example, pursuant to the "must-carry" provisions of the Cable Television Consumer Protection and Competition Act of 1992, a broadcaster may demand carriage on a specific channel on cable systems within its market. All of the full-power O&Os are currently exercising their must-carry rights. Accordingly, elimination of the must-carry provisions could have a material adverse effect on the Company.

    The adoption of various measures could accelerate the existing trend toward vertical integration in the media and home entertainment industries and cause the Company to face more formidable competition in the future. The Telecommunications Act of 1996 (the "Telecom Act") modified or eliminated restrictions on the offering of multiple network services by the existing major television networks, restrictions on the participation by regional telephone operating companies in cable television and other direct-to-home video technologies, and certain restrictions on broadcast station ownership. The Company is unable to predict whether these changes in the regulatory environment could restrict or curtail the ability of the Company to acquire, operate and dispose of stations or, in general, to compete profitably with other operators of television stations and other media properties. The FCC has acknowledged that DTV channel allotment may involve displacement of existing low-power stations, particularly in major television markets. Accordingly, the Company's low-power Broadcast Affiliates may be materially adversely affected. See "Business-- Federal Regulation and New Technologies."

POPULAR PROGRAM LOSS

    The Company's productions SABADO GIGANTE, a variety show hosted by Mario Kreutzberger, and CRISTINA, a talk show hosted by Cristina Saralegui, are among its most successful programs in terms of advertising revenues generated. Approximately 15% of the total gross advertising revenues generated by Univision in 1996 and the nine months ended September 30, 1997 were accounted for by advertising aired on these programs. Although the Company has access to replacement programs, including programs available under the Program License Agreements, such replacement programs might not have as much appeal to Univision's audience or advertisers. Consequently, the loss of either of these popular programs, or a decrease in their popularity, could have a material adverse effect on the Company's financial condition and results of operations.

POSSIBLE ADVERSE EFFECT OF RAPIDLY CHANGING CONDITIONS IN INDUSTRY

    The Company's operations and ability to grow may be affected by numerous factors, including changes in audience tastes, priorities of advertisers, reductions in advertisers' budgets, new laws and governmental regulations and policies, changes in broadcast technical requirements, technological advances, proposals to eliminate the tax deductibility of certain advertising expenses incurred by advertisers and changes in the willingness of financial institutions and other lenders to finance television station acquisitions and operations. The Company cannot predict which, if any, of these or other factors might have a significant impact on the television broadcasting industry in the future, nor can it predict what impact, if any, the occurrence of these or other events might have on the Company's financial condition and results of operations.

CONCENTRATION OF SHARE OWNERSHIP AND CONTROL OF COMPANY

    Mr. Perenchio beneficially owns all of the Company's outstanding Class P Common Stock which gives him 10 votes per share compared to the one vote per share of Class A Common Stock. The Class A and Class P Common Stock vote together on all matters. Accordingly, immediately after this Offering, Mr. Perenchio will have 83.6% of the voting power of all holders of Class A, Class P Common Stock and Series A Preferred and 78.5% of the overall voting power of the Company, with respect to substantially all matters submitted to a vote, including election of directors, proxy contests, mergers, tender offers, open-market purchase programs and other purchases of the Company's Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then prevailing market price for their shares of Common Stock. The Class T and Class V Common Stock each vote as a separate class with respect to the election of directors and with respect to other matters which would adversely affect the special rights of such class.

    Certain activities of the Company are restricted by certain supermajority voting provisions contained in the Company's Bylaws. The Company's Bylaws provide that the affirmative vote of a majority of the directors elected by the holders of the Class T Common Stock (the "Class T Directors") and a majority of the directors elected by the holders of the Class V Common Stock (the "Class V Directors") is required for the Company to, among other things, (i) merge, consolidate, enter into a business combination or otherwise reorganize the Company, (ii) sell all or substantially all of the assets of the Company, (iii) create or issue any Common Stock or securities exchangeable into, or that participate in dividends with, the

Common Stock, any preferred stock or phantom equity or any similar securities or interests, (iv) pay any dividends or redeem or repurchase any securities of the Company (except for redemption of shares in accordance with the Company's Restated Certificate of Incorporation to ensure compliance with the foreign ownership restrictions of the Communications Act, and dividends payable at a stated rate on preferred stock that has been approved by the Board), (v) engage in any business transaction outside of the Company's ordinary course of business or (vi) dissolve, liquidate or terminate the Company. Additionally, the Company's Bylaws provide that without the approval of a majority of the Class T Directors or the Class V Directors, the Company may not, among other things, (a) acquire or dispose of any assets in any one transaction or series of related transactions for a purchase price in excess of $50 million, (b) dispose of any interest in any television station which broadcasts in Spanish in any of the top 15 markets in terms of Hispanic population, (c) incur any debt (or issue preferred stock) in excess of five times the Company's EBITDA for the preceding 12-month period, (d) produce or acquire certain new programming (unless the Company has met certain EBITDA to sales ratios), or (e) enter into any transaction with Perenchio or any affiliate of, or any person related to, Perenchio.

    Certain of the provisions described above could delay, deter or prevent a change in control of the Company. See "Description of Capital Stock."

POTENTIAL YEAR 2000 ISSUES

    The Company has initiated a Company-wide task force to review and evaluate the Year 2000 issue as it relates to its internal computer systems and third party computer systems as well as those of its vendors. The Company expects to incur internal staff costs as well as consulting and other expenses related to these issues. In addition, the appropriate course of action may include replacement or an upgrade of certain systems or equipment that would be capitalized and depreciated accordingly.

    The task force is working with the Company's vendors who are at various stages in analyzing this issue; there can be no assurance that the systems of other companies on which the Company's systems rely or interface with will also be timely converted. The Company will continue to evaluate the appropriate courses of corrective action needed. There can be no assurance that the Year 2000 issues will be resolved in 1998 or 1999. If not resolved, this issue could have a significant adverse impact on the Company's operations.

RELIANCE ON SATELLITES AND OTHER EQUIPMENT

    The Company broadcasts its programs to the Univision Affiliates on three separate satellites from four transponders, one of which is owned and three of which are leased on a long-term basis pursuant to two lease agreements. If the satellite on which the Company-owned transponder fails, the Company has the right to migrate to a transponder on another satellite. If the Company-owned transponder fails and the satellite remains viable, the Company has the right to migrate to another transponder on the same satellite. If a leased transponder fails, under one lease agreement covering two transponders, the lessor is required to provide a back-up for the transponders on the same satellite, and the lessor may, subject to availability, at its option, provide alternative transponders on other satellites. Under the other lease agreement, the lessor may, subject to availability, at its option, provide alternative transponder capacity. There can be no assurance that such other transponders or satellites would be available to the Company, or if available, whether the use of such other transponders or satellites could be obtained on favorable terms. A disruption of transmission could have a material adverse effect on the Company's financial condition and results of operations.

    The Company owns or leases remote antenna space and microwave transmitter space near each of the O&Os. The loss of certain of these antenna tower leases could have a material adverse effect on the financial condition and results of operations of the Company.

ABSENCE OF DIVIDENDS

    The Company has never declared or paid any cash dividends on its Common Stock. The Bank Facility restricts the payment of cash dividends on the Common Stock. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant to the Board of Directors. Additionally, as described above, the approval of a majority of the Class T Directors and a majority of the Class V Directors is required for the Company to pay any dividends on the Common Stock. Since dividends are not payable on the Warrants, such approval is unlikely so long as the Warrants are held by Televisa and Venevision. See "Dividend Policy."

                                USE OF PROCEEDS

    All of the shares of the Class A Common Stock being offered hereby are offered by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of such shares, although it will receive approximately $36,000 upon the exercise of the 560,000 Warrants being sold to, and exercised by, the Underwriters.

                                DIVIDEND POLICY

    The Company has never declared or paid dividends on its Common Stock. The Bank Facility restricts the payment of cash dividends on the Common Stock. The approval of a majority of the Class T Directors and a majority of the Class V Directors is required for the Company to pay any dividends on the Common Stock. Since dividends are not payable on the Warrants, such approval is unlikely so long as the Warrants are held by Televisa and Venevision. The Company currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company as of September 30, 1997.

                                                                         AS OF SEPTEMBER 30,
                                                                                1997
                                                                            CONSOLIDATED
                                                                       -----------------------
                                                                            (IN MILLIONS)
Long-term debt (including current maturities)
  Bank Facility......................................................         $   425.0
  Junior Subordinated Notes..........................................              65.8
  Capital leases and other...........................................              40.8
                                                                                 ------
    Total long-term debt.............................................             531.6
Series A Preferred...................................................              12.1
Stockholders' equity.................................................             312.5
                                                                                 ------
Total capitalization.................................................         $   856.2
                                                                                 ------
                                                                                 ------

                         MARKET PRICES OF COMMON STOCK

    Since the Initial Offering at $11.50 per share, effective September 26, 1996, the Company's Class A Common Stock has been listed on the NYSE under the symbol "UVN." At December 31, 1997, there were 49 Class A Common Stock holders of record. The following table sets forth the high and low sales price per share as reported on the New York Stock Exchange Composite Tape for the periods indicated. All share prices give effect to the two-for-one stock split effective January 12, 1998.

                                                 PRICE RANGE
                                           ------------------------
                                              HIGH          LOW
                                           ----------    ----------
1996
  Third Quarter (from September 26).....   $ 17          $ 14 3/4
  Fourth Quarter........................   $ 20 1/8      $ 16 5/16
1997
  First Quarter.........................   $ 18 11/16    $ 15 7/8
  Second Quarter........................   $ 19 13/16    $ 16 1/4
  Third Quarter.........................   $ 29 1/2      $ 19 3/8
  Fourth Quarter........................   $ 35 11/16    $ 25 3/4
1998
  First Quarter (through January 13)....   $ 39 5/16     $ 34 5/8

                        UNAUDITED PRO FORMA CONSOLIDATED
                       CONDENSED STATEMENTS OF OPERATIONS

    The following unaudited pro forma consolidated statements of operations (the "Pro Forma Statements") give effect to the Reorganization and the application of the net proceeds from the Company's Initial Offering that closed on October 2, 1996, as if such transactions had occurred as of January 1, 1996.

    The Pro Forma Statements do not purport to represent what the Company's results of operations would actually have been if such transactions in fact had occurred on the dates assumed or to project results of operations for any future date or period.

    The pro forma adjustments are based upon available information and upon certain assumptions that management of the Company believes are reasonable. The Reorganization, wherein the Company acquired 100% of UNHP and the 20% minority interests of its subsidiary PTIH, was accounted for using the purchase method of accounting. The aggregate fair value of the minority interests acquired was approximately $203 million.

    The Pro Forma Statements do not reflect the acquisition of Galavision, the payment of the Galavision note, or the $10 million investment in the form of a note and an option to acquire a 25% interest in Entravision, as such amounts were not significant.

    The Pro Forma Statements and accompanying notes should be read in conjunction with the historical consolidated financial statements of UCI and UNHP, including the notes thereto, included elsewhere, or incorporated by reference, herein.

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

      UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                            HISTORICAL
                                                                 --------------------------------    PRO FORMA
                                                                    UCI        UNHP      CONSOL.    ADJUSTMENTS     PRO FORMA
                                                                 ----------  ---------  ---------  --------------  -----------
Net revenues...................................................  $  193,791  $ 176,498  $ 370,289   $    --        $   370,289
Direct operating expenses......................................      33,204     89,109    122,313        --            122,313
Selling, general and administrative expenses...................      60,846     45,205    106,051      (7,786)(a)       98,265
Corporate charges..............................................       7,298      2,298      9,596                        9,596
Depreciation and amortization..................................      37,428      9,755     47,183       7,866(b)        55,049
                                                                 ----------  ---------  ---------     -------      -----------
Operating income...............................................      55,015     30,131     85,146         (80)          85,066
Interest expense...............................................      37,590     11,824     49,414      (9,866)(c)       39,548
Amortization of deferred financing costs.......................       2,890         45      2,935      (1,476)(d)        1,459
Minority interest..............................................      (1,851)    --         (1,851)      1,851(e)       --
                                                                 ----------  ---------  ---------     -------      -----------
Income before taxes and extraordinary loss on extinguishment of
  debt.........................................................      16,386     18,262     34,648       9,411           44,059
Provision for income taxes.....................................       5,610        148      5,758       1,970(f)         7,728
                                                                 ----------  ---------  ---------     -------      -----------
Income before extraordinary loss on extinguishment of debt.....      10,776     18,114     28,890       7,441           36,331
                                                                 ----------  ---------  ---------     -------      -----------
Earnings per share before extraordinary loss on extinguishment
  of debt......................................................  $     0.09                                        $      0.31
Weighted average common shares outstanding(g)..................  115,427,038                                       115,427,038
Other Data:
  Broadcast cash flow..........................................  $   99,741  $  42,184  $ 141,925   $   7,786      $   149,711
  EBITDA.......................................................      92,443     39,886    132,329       7,786          140,115

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                            HISTORICAL
                                                                 --------------------------------    PRO FORMA
                                                                    UCI        UNHP      CONSOL.    ADJUSTMENTS     PRO FORMA
                                                                 ----------  ---------  ---------  --------------  -----------
Net revenues...................................................  $  139,882  $ 123,876  $ 263,758   $    --        $   263,758
Direct operating expenses......................................      24,590     63,529     88,119        --             88,119
Selling, general and administrative expenses...................      45,418     33,717     79,135      (7,786)(a)       71,349
Corporate charges..............................................       5,283      1,686      6,969                        6,969
Depreciation and amortization..................................      26,057      7,636     33,693       7,866(b)        41,559
                                                                 ----------  ---------  ---------     -------      -----------
Operating income...............................................      38,534     17,308     55,842         (80)          55,762
Interest expense...............................................      32,206      7,666     39,872      (9,866)(c)       30,006
Amortization of deferred financing costs.......................       2,592     --          2,592      (1,476)(d)        1,116
Minority interest..............................................      (1,851)    --         (1,851)      1,851(e)       --
                                                                 ----------  ---------  ---------     -------      -----------
Income before taxes and extraordinary loss on extinguishment of
  debt.........................................................       5,587      9,642     15,229       9,411           24,640
Provision for income taxes.....................................       2,235         44      2,279       5,304(f)         7,583
                                                                 ----------  ---------  ---------     -------      -----------
Income before extraordinary loss on extinguishment of debt.....       3,352      9,598     12,950       4,107           17,057
                                                                 ----------  ---------  ---------     -------      -----------
Earnings per share before extraordinary loss on extinguishment
  of debt......................................................  $     0.10                                        $      0.15
Weighted average common shares outstanding(g)..................  33,280,112                                        115,054,820
Other Data:
  Broadcast cash flow..........................................  $   69,874  $  26,630  $  96,504   $   7,786      $   104,290
  EBITDA.......................................................      64,591     24,944     89,535       7,786           97,321

------------------------------

(a) Reverses the historical management fee of $7,786 provided by the Network for the year ended December 31, 1996 and the nine month period ended September 30, 1996. The pro forma adjustment for the effect of eliminating the historical cost sharing arrangements has not been presented because the historical license fee, net of the historical cost sharing, approximates the license fee on a pro forma basis.

(b) Represents the amortization of an additional $203,044 of goodwill arising from the Company's acquisition of minority interest, that occurred as part of the Reorganization, as if the acquisition had occurred as of January 1, 1996. The goodwill is being amortized over 20 years.

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

(c) Represents the reversal of the historical interest expense related to the refinanced debt and records the interest expense of $31,753 for the year ended December 31, 1996 and the nine month period ended September 30, 1996, relating to the borrowings under the Bank Facility incurred in connection with the Reorganization.

(d) Represents the net reversal of the historical amortization of deferred financing costs relating to refinanced debt.

(e) Eliminates the historical effect of preferred stock dividends to minority stockholders of PTIH, related party debt interest expense and the minority interest participation in the income (loss) applicable to common stockholders.

(f) The provision for income taxes included in the unaudited pro forma consolidated condensed statements of operations for the year ended December 31, 1996 and the nine months ended September 30, 1996 is based on an effective tax rate of 40%. This tax provision, presented on a pro forma basis, is offset by an income tax benefit arising from the extraordinary loss on the extinguishment of debt. However, in accordance with Article 11 of Regulation S-X under the Securities Act, the extraordinary loss on the extinguishment of debt, net of related tax benefits, is not presented herein.

(g) Pro forma weighted average common shares outstanding for the year ended December 31, 1996 and the nine months ended September 30, 1996 include the effects of outstanding warrants with an exercise price of $0.064 per share. The warrants are considered Common Stock equivalents and impact primary weighted average common shares outstanding by the primary weighted average common shares outstanding by the number of shares issuable upon exercise of the warrants less the number of shares that could have been repurchased by the Company with the proceeds from the exercise of the warrants based on the price of Common Stock described below. The market price for the Common Stock during the periods presented was based on the average market price for the period.

    Pro forma weighted average common shares outstanding has been calculated as follows:

                                                                         DEC. 31,      SEPT. 30,
                                                                           1996          1996
                                                                       ------------  -------------
Historical weighted average common shares outstanding................      253,332        253,332
Reorganization stock dividend (227.010528 shares for each common
  share).............................................................   57,509,030     57,509,030
Reorganization shares issued.........................................    8,670,998      8,670,998
Public offering shares issued........................................   18,791,000     18,791,000
                                                                       ------------  -------------
Weighted average common shares before dilutive effect of common stock
  equivalents........................................................   85,224,360     85,224,360
                                                                       ------------  -------------
Common stock equivalents:
  Options............................................................    1,423,262      1,065,984
  Warrants...........................................................   28,881,640     28,881,640
  Consideration upon exercise of Warrants ($0.064 for each
    Warrant).........................................................   $1,859,978    $ 1,859,978
  Less: Repurchased shares with proceeds from Warrants (assuming
    $18.195 and $15.875, respectively, per share)....................     (102,224)      (117,164)
  Common stock equivalents...........................................   30,202,678     29,830,460
                                                                       ------------  -------------
  Pro forma weighted average common shares...........................  115,427,038    115,054,820
                                                                       ------------  -------------
                                                                       ------------  -------------

                       SELECTED HISTORICAL FINANCIAL DATA

    Presented below are summary historical financial data of UCI. The data for UCI for the years ended December 31, 1994, 1995 and 1996 were derived from the audited financial statements and related notes included elsewhere herein, and should be read in conjunction therewith. Effective October 3, 1996, UCI consolidated the results of operations of the Network, and as a result, revenues, expenses and other items include the Network as of that date. Consequently, significant variances exist when the results for the year ended 1996 are compared to those for prior years and when the results for the nine months ended September 30, 1997 are compared to those for the nine months ended September 30, 1996. The data for UCI for the year ended December 31, 1993 were derived from the audited financial statements of UCI and related notes, which are not included herein. The data for the predecessor company for the year ended December 31, 1992 were derived from the audited financial statements and related notes of the predecessor company for the period from January 1, 1992 through December 16, 1992 and UCI from December 17, 1992 through December 31, 1992, which are not included herein.

    The UCI data for the nine months ended September 30, 1996 and 1997 are unaudited, but in the opinion of management such data have been prepared on the same basis as the audited financial statements included elsewhere herein, and include all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for that period. Results for the nine months ended September 30, 1996 and 1997 are not necessarily indicative of the results for a full year.

            FIVE YEAR SUMMARY OF SELECTED HISTORICAL FINANCIAL DATA
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

                                           PREDECESSOR              FOR THE YEARS ENDED                 NINE MONTHS ENDED
                                             COMPANY                   DECEMBER 31,                       SEPTEMBER 30,
                                           -----------  -------------------------------------------  ------------------------
                                             1992(a)      1993       1994       1995        1996
                                           -----------  ---------  ---------  ---------  ----------
                                                                                                        1996         1997
                                                                                                     -----------  -----------
                                                                                                     (UNAUDITED)  (UNAUDITED)
INCOME STATEMENT DATA:
  Net revenues...........................   $ 105,855   $ 104,675  $ 139,007  $ 173,108  $  244,858   $ 139,882    $ 321,868
  Direct operating expenses..............      21,104      21,545     24,201     30,774      58,443      24,737      114,725
  Selling, general and administrative
    expenses(b)..........................      42,000      40,174     49,223     64,973      79,818      50,554       98,604
  Depreciation and amortization..........      12,777      33,970     31,719     33,506      39,516      26,057       42,465
                                           -----------  ---------  ---------  ---------  ----------  -----------  -----------
  Operating income.......................      29,974       8,986     33,864     43,855      67,081      38,534       66,074

  Interest expense.......................       1,597      36,896     37,246     40,222      41,691      32,206       30,401
  Amortization of deferred financing
    costs................................         130       4,580      5,419      3,925       2,934       2,592        1,211
  Non-recurring expense (reversal) of
    acquired station.....................      --          --         --          1,750      --          --           (1,059)
  Minority interest in net (income) loss
    of consolidated subsidiary...........        (376)     (5,309)    (1,202)     7,346      (1,851)     (1,851)      --
                                           -----------  ---------  ---------  ---------  ----------  -----------  -----------
  Income (loss) before taxes and
    extraordinary loss on extinguishment
    of debt..............................      28,623     (27,181)    (7,599)    (9,388)     24,307       5,587       35,521
  Provision (benefit) for income taxes...      --          --            140     --           5,714       2,235      (14,850)
                                           -----------  ---------  ---------  ---------  ----------  -----------  -----------
  Income (loss) before extraordinary loss
    on extinguishment of debt............      28,623     (27,181)    (7,739)    (9,388)     18,593       3,352       50,371
  Extraordinary loss on extinguishment of
    debt (net of tax benefit of $5,485 in
    1996)................................      --          --         (4,321)      (801)     (8,228)    (11,558)      --
                                           -----------  ---------  ---------  ---------  ----------  -----------  -----------
  Net income (loss)......................   $  28,623   $ (27,181) $ (12,060) $ (10,189) $   10,365   $  (8,206)   $  50,371
                                           -----------  ---------  ---------  ---------  ----------  -----------  -----------
                                           -----------  ---------  ---------  ---------  ----------  -----------  -----------

COMMON SHARE DATA:(E)
  Income (loss) per share before
    extraordinary loss...................   $    6.28   $   (5.96) $   (1.70) $   (2.06) $     0.16   $    0.10    $    0.44
  Extraordinary loss per share...........      --          --          (0.95)     (0.18)      (0.07)      (0.35)      --
                                           -----------  ---------  ---------  ---------  ----------  -----------  -----------
  Net income (loss) per share............   $    6.28   $   (5.96) $   (2.65) $   (2.24) $     0.09   $   (0.25)   $    0.44
                                           -----------  ---------  ---------  ---------  ----------  -----------  -----------
  Weighted average common shares
    outstanding..........................   4,560,210   4,560,210  4,560,210  4,560,210  115,427,038 33,280,112   115,583,052
                                           -----------  ---------  ---------  ---------  ----------  -----------  -----------
                                           -----------  ---------  ---------  ---------  ----------  -----------  -----------

                                           PREDECESSOR              FOR THE YEARS ENDED                 NINE MONTHS ENDED
                                             COMPANY                   DECEMBER 31,                       SEPTEMBER 30,
                                           -----------  -------------------------------------------  ------------------------
                                             1992(a)      1993       1994       1995        1996
                                           -----------  ---------  ---------  ---------  ----------
                                                                                                        1996         1997
                                                                                                     -----------  -----------
                                                                                                     (UNAUDITED)  (UNAUDITED)
OTHER DATA:
  Broadcast cash flow(b)(c)..............   $  43,452   $  45,604  $  69,274  $  83,413  $  114,495   $  69,874    $ 116,704
  EBITDA(b)(d)...........................      42,751      42,956     65,583     77,361     106,597      64,591      108,539
  Cash flows provided by (used in):
    Operating activities.................                                                                             77,916
    Investing activities.................                                                                            (50,573)
    Financing activities.................                                                                            (17,650)

BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital (deficit)..............   $ (46,147)  $ (89,166) $ (84,921) $ (76,241) $   (8,560)  $ 109,203    $     226
  Total assets...........................     540,261     510,741    565,856    545,902     884,367     646,808      934,187
  Long-term debt (including current
    maturities)..........................     454,115     413,421    478,307    487,895     540,794     679,200      531,555
  Stockholders' equity (deficit).........      20,328     (11,468)   (29,171)   (77,057)    262,207     (88,099)     312,549

------------------------------

(a) Represents the addition of the results of operations of the predecessor company (January 1 through December 16, 1992) and PCI for the period December 17 through December 31, 1992.

(b) The management fee charged by the Principal Stockholders to UNHP, which was terminated as part of the Reorganization, was $7,786,000 and $7,786,000 for the year ended December 31, 1996 and the nine months ended September 30, 1996, respectively. The management fee has been eliminated from the appropriate data.

(c) "Broadcast cash flow" is defined as broadcast operating income before corporate charges and depreciation and amortization. The Company has presented broadcast cash flow data, which the Company believes are comparable to the data provided by other companies in the industry, because such data are commonly used as a measure of performance for broadcast companies. However, broadcast cash flow should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of operating performance, or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity.

(d) "EBITDA" consists of broadcast cash flow less corporate charges and is commonly used in the broadcast industry to analyze and compare broadcast companies on a basis of operating performance, leverage and liquidity. EBITDA, as presented above, may not be comparable to similarly titled measures of other companies unless such measures are calculated in substantially the same fashion. EBITDA should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of operating performance, or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity.

(e) All common share and per common share amounts have been adjusted retroactively for a two-for-one common stock split effective January 12, 1998.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following management's discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements. In particular, Note 1 (ORGANIZATION AND ACQUISITION) to the Consolidated Financial Statements explains the acquisition of the Network on October 2, 1996 and presents the results of operations of the Company on a pro forma basis, as if the 1996 acquisition of the Network and related Reorganization had occurred as of January 1st of each year presented. See the Unaudited Pro Forma Consolidated Condensed Statements of Operations included elsewhere herein.

RESULTS OF OPERATIONS

    Effective October 3, 1996, the Company consolidated the results of operations of the Network, and as a result, revenues, expenses and other items include the Network as of that date. Consequently, significant variances exist when the results for the year ended 1996 are compared to those for the year ended 1995 and when the results for the nine months ended September 30, 1997 are compared to those for the nine months ended September 30, 1996. Accordingly, management's discussion and analysis of results of operations for the year ended 1996, as compared to 1995, and the nine months ended September 30, 1997, as compared to the nine months ended September 30, 1996, have been presented on a historical basis and, in addition, on a pro forma basis as described above. Furthermore, 1996, 1995 and the nine months ended September 30, 1996 results of operations include the pro forma impact of adjustments for interest expense on the Company's Bank Facility (see Note 5 to Consolidated Financial Statements), amortization of Network goodwill and acquisition-related financing costs and related income tax benefits. The pro forma 1996 and 1995 and pro forma nine months ended September 30, 1996 results of operations are not necessarily indicative of what would have occurred if the Network acquisition had taken place on January 1, 1996 and 1995, respectively. Management's discussion and analysis of results of operations for the year ended 1995 as compared to 1994 has been presented based on the historical results of operations of the Company, which did not include the Network.

    As a result of the Reorganization, the Company's major assets are its investments in UTG and the Network, from which substantially all of its revenues are derived. UTG's net revenues are derived from the owned and operated stations (the "O&Os") and include gross advertising revenues generated from the sale of national and local spot advertising time, net of agency commissions. The Network's net revenues include gross advertising revenues generated from the sale of Network advertising, net of agency commissions and station compensation to the Affiliated Stations. Also included in net revenues subsequent to July 1, 1996 are Galavision's gross advertising revenues, net of agency commissions, its subscriber fee revenues and other miscellaneous revenues.

    Direct operating expenses consist of programming, news and general operating costs.

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER
  30, 1996

    The following table sets forth selected data from the operating results of the Company for the nine months ended September 30, 1996 and 1997 on a historical basis and pro forma basis (unaudited) (in thousands):

                                                HISTORICAL                        PRO FORMA/ACTUAL
                                          ----------------------               -----------------------
                                             1996        1997                     1996         1997
                                            ACTUAL      ACTUAL    % INCREASE    PRO FORMA     ACTUAL     % INCREASE
                                          ----------  ----------  -----------  -----------  ----------  -------------
Net revenues............................  $  139,882  $  321,868       130.1%   $ 263,758   $  321,868         22.0%
Direct operating expenses...............      24,737     114,725       363.8%      88,266      114,725         30.0%
Selling, general and administrative
  expenses..............................      50,554      98,604        95.0%      78,171       98,604         26.1%
Depreciation and amortization...........      26,057      42,465        63.0%      41,559       42,465          2.2%
                                          ----------  ----------       -----   -----------  ----------          ---
  Operating income......................  $   38,534  $   66,074        71.5%   $  55,762   $   66,074         18.5%
                                          ----------  ----------       -----   -----------  ----------          ---
                                          ----------  ----------       -----   -----------  ----------          ---
Other Data:
Broadcast cash flow.....................  $   69,874  $  116,704        67.0%   $ 104,290   $  116,704         11.9%
Corporate charges.......................       5,283       8,165        54.6%       6,969        8,165         17.2%
                                          ----------  ----------       -----   -----------  ----------          ---
  EBITDA................................  $   64,591  $  108,539        68.0%   $  97,321   $  108,539         11.5%
                                          ----------  ----------       -----   -----------  ----------          ---
                                          ----------  ----------       -----   -----------  ----------          ---

    REVENUES. Net revenues increased to $321,868,000 for the nine months ended September 30, 1997 from $139,882,000 for the same period in 1996, an increase of $181,986,000 or 130.1%. The acquisition of the Network accounted for $146,725,000 or 80.6% of the increase, and the O&Os and Galavision accounted for $29,395,000 or 16.2% and $5,866,000 or 3.2%, respectively. Had the Network been owned since January 1, 1996, net revenues would have been $263,758,000 in the nine months ended September 30, 1996 compared to $321,868,000 in the nine months ended September 30, 1997, an increase of $58,110,000 or 22.0%. The increase is due to higher net revenues of $29,395,000 at the O&Os, $24,596,000 at the Network and $4,119,000 related to Galavision, which was acquired by the Network on June 30, 1996. The O&Os' increase, which was due to an increase of approximately 15% in spots sold and an 11% increase in the price for advertising spots, was primarily derived from Los Angeles, Miami, Chicago, New York and Houston, with increases at all other O&Os. The Network's increase is due to an increase of approximately 20% in the price of advertising spots, offset in part by a decrease in volume of approximately 5%.

    EXPENSES. Direct operating expenses, before the reduction of corporate charges of $192,000 and $147,000 for the nine months ended September 30, 1997 and 1996, respectively, increased to $114,725,000 in 1997 from $24,737,000 in 1996, an increase of $89,988,000 or 363.8%. The acquisition of the Network accounted for $85,808,000 or 95.4% of the increase, and the O&Os and Galavision accounted for $2,357,000 or 2.6% and $1,823,000 or 2.0%, respectively. Had the Network been owned since January 1, 1996, direct operating expenses, before the reduction of corporate charges, would have been $88,266,000 in the nine months ended September 30, 1996 compared to $114,725,000 in the nine months ended September 30, 1997, an increase of $26,459,000 or 30.0%. The increase is primarily due to higher license fees of $16,074,000. As a result of the Initial Offering in September 1996 and its subsequent corporate Reorganization in the fourth quarter of 1996, the net program license fee payable to Univision's program suppliers, Televisa and Venevision, increased from 9.7% to 13.0% of net revenues for the nine months ended September 30, 1996 and 1997, respectively. The new morning show, DESPIERTA AMERICA, which began airing mid-April 1997 and generated revenues of approximately $5,000,000, accounted for approximately $2,300,000 (including start-up costs of approximately $560,000) of the total increase in programming costs over 1996. The remainder of the increase is due primarily to higher technical and news costs and $1,403,000 of costs related to Galavision. Had the Network been owned since January 1, 1996, direct operating expenses, as a percentage of net revenues, would have increased to 35.6% in the nine months ended September 30, 1997 from 33.5% in the nine months ended September 30, 1996.

    Selling, general and administrative expenses, before the reduction of corporate charges of $7,973,000 and $5,136,000 for the nine months ended September 30, 1997 and 1996, respectively, increased to $98,604,000 in the nine months ended September 30, 1997 from $50,554,000 in the nine months ended September 30, 1996, an increase of $48,050,000 or 95.0%. The acquisition of the Network accounted for $30,654,000 or 63.8% of the increase, and the O&Os and Galavision accounted for $13,203,000 or 27.5% and $4,193,000 or 8.7%, respectively. Had the Network been owned since January 1, 1996, selling, general and administrative expenses, before the reduction of corporate charges, would have been $78,171,000 in the nine months ended September 30, 1996 compared to $98,604,000 in the nine months ended September 30, 1997, an increase of $20,433,000 or 26.1%. The increase is due in large part to increased selling costs at the O&Os and the Network of $7,417,000 associated with increased sales and staff levels, a charge of approximately $1,500,000 for costs associated with management changes and increased research costs of $547,000, all of which are consistent with the Company's strategy of investing in sales management and research. Furthermore, there were compensation costs of approximately $2,000,000 related to new and existing senior management positions, a charge for costs associated with other management changes of approximately $2,000,000 and the 1996 expenses being reduced by $1,200,000 as a result of a litigation reserve reversal. Galavision accounted for $3,016,000. Had the Network been owned since January 1, 1996, selling, general and administrative expenses, as a percentage of net revenues, would have increased to 30.6% in the nine months ended September 30, 1997 from 29.6% in the nine months ended September 30, 1996.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased to $42,465,000 in the nine months ended September 30, 1997 from $26,057,000 in the nine months ended September 30, 1996, an increase of $16,408,000 or 63.0%. The acquisition of the Network accounted for $6,249,000 or 38.1% of the increase, and the O&Os and Galavision accounted for $9,138,000 or 55.7% and $1,021,000 or 6.2%, respectively. On a pro forma basis, depreciation and amortization would have been $41,559,000 in 1996 compared to $42,465,000 in the nine months ended September 30, 1997, an increase of $906,000 or 2.2%. The increase is due primarily to an increase in depreciation related to increased capital expenditures and the acquisition of Galavision, offset in part by a decrease in goodwill amortization.

    OPERATING INCOME. As a result of the above factors, operating income increased to $66,074,000 in the nine months ended September 30, 1997 from $38,534,000 in the nine months ended September 30, 1996, an increase of $27,540,000 or 71.5%. The acquisition of the Network accounted for $24,014,000 of the increase, the O&Os accounted for $4,697,000 and Galavision accounted for a decrease in operating income of $1,171,000. On a pro forma basis, operating income would have been $55,762,000 in the nine months ended September 30, 1996 compared to $66,074,000 in the nine months ended September 30, 1997, an increase of $10,312,000 or 18.5%, and as a percentage of net revenues, operating income would have decreased from 21.1% in 1996 to 20.5% in the nine months ended September 30, 1997.

    INTEREST EXPENSE. Interest expense decreased to $30,401,000 in the nine months ended September 30, 1997 from $32,206,000 in the nine months ended September 30, 1996, a decrease of $1,805,000 or 5.6%. On a pro forma basis, interest expense was $30,006,000 in 1996 compared to $30,401,000 in the nine months ended September 30, 1997, an increase of $395,000 or 1.3%. The increase is due primarily to higher borrowings during the nine months ended September 30, 1997 as compared to the nine months ended September 30, 1996, partially offset by lower interest rates in the nine months ended September 30, 1997.

    MINORITY INTEREST. For the nine months ended September 30, 1996, the Company reported minority interest income of $1,851,000, consisting of the minority interest in the net income of subsidiary of $1,869,000 and preferred stock dividend expense attributable to minority stockholders of $18,000. The minority interest was acquired as part of the Reorganization during the nine months ended September 30, 1996. On a pro forma basis, minority interest is eliminated from the nine months ended September 30, 1996 operating results of the Company.

    PROVISION (BENEFIT) FOR INCOME TAXES. For the nine months ended September 30, 1997, the Company reported an income tax benefit of $14,850,000 compared to an income tax provision of $2,235,000 for the nine months ended September 30, 1996. On a pro forma basis, the Company reported an income tax benefit of $14,850,000 for the nine months ended September 30, 1997, and an income tax provision of $7,583,000 for the nine months ended September 30, 1996. The nine months ended September 30, 1997 tax benefit results from the recognition of deferred tax assets that management believes, more likely than not, will be realized due to the Company's generating income in its current and future periods. The provision for income taxes included in the nine months ended September 30, 1996 pro forma income statement is based on an effective tax rate of 40%. This tax provision, presented on a pro forma basis, is offset by an income tax benefit arising from the January 1, 1996 loss on extinguishment of debt (see Extraordinary Loss).

    INCOME BEFORE EXTRAORDINARY ITEMS. As a result of the above factors, income before extraordinary items increased to $50,371,000 in the nine months ended September 30, 1997 from $3,352,000 in the nine months ended September 30, 1996, an increase of $47,019,000. On a pro forma basis, income before extraordinary items increased to $50,371,000 in the nine months ended September 30, 1997 from $17,057,000 in the nine months ended September 30, 1996, an increase of $33,314,000.

    EXTRAORDINARY LOSS. During the nine months ended September 30, 1996, UTG purchased at a premium $24,425,000 face amount of its 11 3/4% Senior Subordinated Notes due 2001. The purchases resulted in an extraordinary loss of $2,112,000, including the write-off of the related deferred financing costs. The remaining face amount of the Senior Subordinated Notes of $67,625,000 was defeased, resulting in an extraordinary loss of $11,597,000, including the write-off of the remaining related financing costs of $8,946,000. The related income tax benefit associated with the extraordinary losses was $2,151,000, resulting in a net extraordinary loss during the nine months ended September 30, 1996 of $11,558,000. On a pro forma basis, the Senior Subordinated Notes with a total face amount of $92,050,000 are assumed to be defeased at January 1, 1996, generating an extraordinary loss of $11,182,000, including a related tax benefit of $7,455,000 for the nine months ended September 30, 1996.

    NET INCOME (LOSS). As a result of the above factors, net income increased to $50,371,000 in the nine months ended September 30, 1997 from a net loss of $8,206,000 in the nine months ended September 30, 1996, an improvement of $58,577,000. On a pro forma basis, net income increased to $50,371,000 in the nine months ended September 30, 1997 from $5,875,000 in the nine months ended September 30, 1996, an increase of $44,496,000.

    BROADCAST CASH FLOW. Broadcast cash flow increased to $116,704,000 in 1997 from $69,874,000 in the nine months ended September 30, 1996, an increase of $46,830,000 or 67.0%. The acquisition of the Network accounted for $32,332,000 of the increase, the O&Os accounted for $14,648,000 of the increase and Galavision accounted for a decrease in broadcast cash flow of $150,000. Had the Network been owned since January 1, 1996, broadcast cash flow would have been $104,290,000 in the nine months ended September 30, 1996 compared to $116,704,000 in the nine months ended September 30, 1997, an increase of $12,414,000 or 11.9%, and as a percentage of net revenues, broadcast cash flow would have decreased from 39.5% in the nine months ended September 30, 1996 to 36.3% in the nine months ended September 30, 1997.

    As a result of the Initial Offering in September 1996 and its subsequent corporate Reorganization in the fourth quarter of 1996, the net program license fee payable to Univision's program suppliers, Televisa and Venevision, increased from 9.7% to 13.0% of net revenues for the nine months ended September 30, 1996 and 1997, respectively. Had the revised license fee been in effect in 1996, the license fee would have increased by $9,371,000 and broadcast cash flow would have been $94,919,000 in the nine months ended September 30, 1996. On a year to year basis, broadcast cash flow would have increased by $21,785,000 or 23.0%, from $94,919,000 in the nine months ended September 30, 1996 to $116,704,000 in the nine months ended September 30, 1997, and as a percentage of net revenues, broadcast cash flow would have increased from 36.0% in the nine months ended September 30, 1996 to 36.3% in the nine months ended September 30, 1997.

    CORPORATE CHARGES. Corporate charges increased to $8,165,000 in the nine months ended September 30, 1997 from $5,283,000 in the nine months ended September 30, 1996, an increase of $2,882,000 or 54.6%. The acquisition of the Network accounted for $2,069,000 or 71.8% of the increase and the O&Os accounted for $813,000 or 28.2%. Had the Network been owned since January 1, 1996, corporate charges would have been $6,969,000 in the nine months ended September 30, 1996 compared to $8,165,000 in the nine months ended September 30, 1997, an increase of $1,196,000 or 17.2%. The increase is primarily due to costs associated with being a public company and increased staffing costs, and as a percentage of net revenues, corporate charges would have decreased from 2.6% in the nine months ended September 30, 1996 to 2.5% in the nine months ended September 30, 1997.

    EBITDA. EBITDA increased to $108,539,000 in the nine months ended September 30, 1997 from $64,591,000 in the nine months ended September 30, 1996, an increase of $43,948,000 or 68.0%. The acquisition of the Network accounted for $30,263,000 of the increase, the O&Os accounted for $13,835,000 of the increase and Galavision accounted for a decrease in EBITDA of $150,000. Had the Network been owned since January 1, 1996, EBITDA would have been $97,321,000 in the nine months ended September 30, 1996 compared to $108,539,000 in the nine months ended September 30, 1997, an increase of $11,218,000 or 11.5%, and as a percentage of net revenues, EBITDA would have decreased from 36.9% in the nine months ended September 30, 1996 to 33.7% in the nine months ended September 30, 1997.

    As explained in BROADCAST CASH FLOW, had the revised license fee been in effect in the nine months ended September 30, 1996, the license fee would have increased by $9,371,000 and EBITDA would have been $87,950,000 in the nine months ended September 30, 1996. On a year to year basis, EBITDA would have increased by $20,589,000 or 23.4%, from $87,950,000 in the nine months ended September 30, 1996 to $108,539,000 in the nine months ended September 30, 1997, and as a percentage of net revenues, EBITDA would have increased from 33.3% in the nine months ended September 30, 1996 to 33.7% in the nine months ended September 30, 1997.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO THE YEAR ENDED DECEMBER 31, 1995

    The following table sets forth selected data from the operating results of the Company for the years ended December 31, 1995 and 1996 on an historical basis and pro forma basis (unaudited) (in thousands):

                                             HISTORICAL                            PRO FORMA
                                        --------------------                 ----------------------
                                                                                                     % INCREASE/
                                          1995       1996      % INCREASE       1995        1996     (DECREASE)
                                        ---------  ---------  -------------  -----------  ---------  -----------
Net revenues..........................  $ 173,108  $ 244,858         41.4%    $ 321,339   $ 370,289        15.2%
Direct operating expenses.............     30,774     58,443         89.9%      110,402     122,510        11.0%
Selling, general and administrative
  expenses............................     64,973     79,818         22.8%       99,369     107,664         8.3%
Depreciation and amortization.........     33,506     39,516         17.9%       53,965      55,049         2.0%
                                        ---------  ---------          ---    -----------  ---------       -----
Operating income......................  $  43,855  $  67,081         53.0%    $  57,603   $  85,066        47.7%
                                        ---------  ---------          ---    -----------  ---------       -----
                                        ---------  ---------          ---    -----------  ---------       -----
Other Data:
  Broadcast cash flow.................  $  83,413  $ 114,495         37.3%    $ 121,268   $ 149,711        23.5%
  Corporate charges...................      6,052      7,898         30.5%        9,700       9,596        (1.1)%
                                        ---------  ---------          ---    -----------  ---------       -----
EBITDA................................  $  77,361  $ 106,597         37.8%    $ 111,568   $ 140,115        25.6%
                                        ---------  ---------          ---    -----------  ---------       -----
                                        ---------  ---------          ---    -----------  ---------       -----

    REVENUES. Net revenues increased to $244,858,000 in 1996 from $173,108,000 in 1995, an increase of $71,750,000 or 41.4%. The acquisition of the Network accounted for $51,067,000 or 71.2% of the increase, and the O&Os accounted for $20,683,000 or 28.8%. Had the Network been owned since January 1, 1995, net revenues would have increased to $370,289,000 in 1996 from $321,339,000 in 1995, an increase of $48,950,000 or 15.2%. The increase is due to higher net revenues of the O&Os of $20,683,000 and of the Network of $28,267,000. The O&Os' increase, which is predominantly driven by increased prices for advertising spots, is primarily from Los Angeles, Miami, Houston and Chicago, with increases at all other O&Os except for New York. The Network's increase is due primarily to rate increases and increased volume on previously lower demand dayparts as compared to 1995.

    A major initiative has been implemented to improve the performance of the New York station. The increased awareness among advertisers about the New York Hispanic community and the advertisers' ability to reach that audience through the New York station are expected to have a positive effect on the performance of the station.

    EXPENSES. Direct operating expenses, before the reduction of corporate charges of $197,000 and $170,000 for the years ended December 31, 1996 and 1995, respectively, increased to $58,443,000 in 1996 from $30,774,000 in 1995, an increase of $27,669,000 or 89.9%. The acquisition of the Network accounted for $25,043,000 or 90.5% of the increase, and the O&Os accounted for $2,626,000 or 9.5%. Had the Network been owned since January 1, 1995, direct operating expenses, before the reduction of corporate charges, would have increased to $122,510,000 in 1996 from $110,402,000 in 1995, an increase of $12,108,000 or
11.0%. The increase is primarily due to higher license fees paid or payable to Televisa and Venevision under the Program License Agreements and the Agreement Concerning Production and Acquisition of Programs, which was terminated as part of the Reorganization, of $6,281,000, based on higher Combined Net Time Sales, and increases in technical, programming and news costs. As a percentage of net revenues, direct operating expenses would have decreased to 33.1% in 1996 from 34.4% in 1995.

    Selling, general and administrative expenses, before the reduction of corporate charges of $9,399,000 and $9,530,000 for the years ended December 31, 1996 and 1995, respectively, increased to $79,818,000 in 1996 from $64,973,000 in 1995, an increase of $14,845,000 or 22.8%. The acquisition of the Network accounted for $11,870,000 or 80.0% of the increase and the O&Os accounted for $2,975,000 or 20.0%. Had the Network been owned since January 1, 1995, selling, general and administrative expenses, before the reduction of corporate charges, would have increased to $107,664,000 in 1996 from $99,369,000 in 1995, an increase of $8,295,000 or 8.3%. The increase is primarily a result of increased selling and research costs of $12,320,000 associated with increased sales and staff levels, offset in part by the net favorable impact of certain legal matters. As a percentage of net revenues, selling, general and administrative expenses would have decreased to 29.1% in 1996 from 30.9% in 1995.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased to $39,516,000 in 1996 from $33,506,000 in 1995, an increase of $6,010,000 or
17.9%. The acquisition of the Network accounted for $2,088,000 or 34.7% of the increase, and the O&Os accounted for $3,922,000 or 65.3%. Had the Network been owned since January 1, 1995, depreciation and amortization would have increased to $55,049,000 in 1996 from $53,965,000 in 1995, an increase of $1,084,000 or
2.0%. The increase is due primarily to depreciation related to increased capital expenditures, offset in part by a decrease in goodwill amortization.

    OPERATING INCOME. As a result of the above factors, operating income increased to $67,081,000 in 1996 from $43,855,000 in 1995, an increase of $23,226,000 or 53.0%. The acquisition of the Network accounted for $12,066,000 or 52.0% of the increase, and the O&Os accounted for $11,160,000 or 48.0%. Had the Network been owned since January 1, 1995, operating income would have increased to $85,066,000 in 1996 from $57,603,000 in 1995, an increase of $27,463,000 or 47.7%. As a percentage of net revenues, operating income would have increased to 23.0% in 1996 from 17.9% in 1995.

    INTEREST EXPENSE. Interest expense increased to $41,691,000 in 1996 from $40,222,000 in 1995, an increase of $1,469,000 or 3.7%. On a pro forma basis, interest expense increased to $39,548,000 in 1996 from $37,055,000 in 1995, an increase of $2,493,000 or 6.7%. The increase is due primarily to higher borrowings during 1996 as compared to 1995.

    MINORITY INTEREST. In 1996, the Company reported minority interest income of $1,851,000, associated with the net income of a consolidated subsidiary, as compared to a minority interest loss of $7,346,000 in 1995. Minority interest of $1,851,000 in 1996 consists of the minority interest in the net income of subsidiary of $1,869,000 and the preferred stock dividends attributable to minority stockholders of $18,000. On a pro forma basis, minority interest is eliminated from the operating results of the Company.

    INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS. As a result of the above factors, income before extraordinary items increased to $18,593,000 in 1996 from a loss of $9,388,000 in 1995, an improvement of $27,981,000. On a pro forma basis, income before extraordinary items increased to $36,331,000 in 1996 from $10,410,000 in 1995, an increase of $25,921,000 or 249.0%. As a percentage of net revenues, income before extraordinary items increased to 9.8% in 1996 from 3.2% in 1995.

    EXTRAORDINARY LOSS. During the twelve months ended December 31, 1996, UTG purchased and/or defeased at a premium $92,050,000 face amount of its 11 3/4% Senior Subordinated Notes, resulting in a total extraordinary loss of $13,713,000, including the write-off of the related financing costs of $9,601,000. The related income tax benefits associated with these extraordinary losses were $5,485,000, resulting in an extraordinary loss, net of tax, of $8,228,000 for the year ended 1996. On a pro forma basis, the Senior Subordinated Notes are assumed to be defeased at the beginning of each year for 1996 and 1995, thereby generating extraordinary losses, net of tax, of $11,186,000 in 1996 and $16,345,000 in 1995. These pro forma extraordinary losses are greater than the actual 1996 extraordinary loss of $8,228,000, since the deferred financing costs' unamortized balances were higher at the beginning of 1996 and 1995 than they were when the Senior Subordinated Notes were actually purchased and/or defeased during 1996.

    NET INCOME (LOSS). As a result of the above factors, net income increased to $10,365,000 in 1996 from a net loss of $10,189,000 in 1995, an improvement of $20,554,000. On a pro forma basis, net income increased to $25,145,000 in 1996 from a loss of $5,935,000 in 1995, an improvement of $31,080,000. As a percentage of net revenues, net income increased to 6.8% in 1996 from a net loss of 1.8% in 1995.

    BROADCAST CASH FLOW. Broadcast cash flow increased to $114,495,000 in 1996 from $83,413,000 in 1995, an increase of $31,082,000 or 37.3%. The acquisition of the Network accounted for $14,754,000 or 47.5% of the increase, and the O&Os accounted for $16,328,000 or 52.5%. Had the Network been owned since January 1, 1995, broadcast cash flow would have increased to $149,711,000 in 1996 from $121,268,000 in 1995, an increase of $28,443,000 or 23.5%. As a percentage of net revenues, broadcast cash flow would have increased to 40.4% in 1996 from 37.7% in 1995.

    CORPORATE CHARGES. Corporate charges increased to $7,898,000 in 1996 from $6,052,000 in 1995, an increase of $1,846,000 or 30.5%. The acquisition of the Network accounted for $600,000 or 32.5% of the increase and the O&Os accounted for $1,246,000 or 67.5%. Had the Network been owned since January 1, 1995, corporate charges would have decreased to $9,596,000 in 1996 from $9,700,000 in 1995, a decrease of $104,000 or 1.1%. As a percentage of net revenues, corporate charges would have decreased to 2.6% in 1996 from 3.0% in 1995.

    EBITDA.  EBITDA increased to $106,597,000 in 1996 from $77,361,000 in 1995, an increase of $29,236,000 or 37.8%. The acquisition of the Network accounted for $14,154,000 or 48.4% of the increase, and the O&Os accounted for $15,082,000 or 51.6%. Had the Network been owned since January 1, 1995, EBITDA would have increased to $140,115,000 in 1996 from $111,568,000 in 1995, an increase of
$28,547,000 or 25.6%. As a percentage of net revenues, EBITDA would have increased to 37.8% in 1996 from 34.7% in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO THE YEAR ENDED DECEMBER 31, 1994

    The following discussion relates only to the historical Company results for the years presented and does not present pro forma results which include the Network that was acquired on October 2, 1996.

    REVENUES. Net revenues increased to $173,108,000 in 1995 from $139,007,000 in 1994, an increase of $34,101,000 or 24.5%. Of this increase, $16,124,000 or
47.3% is attributable to the acquisition of the Chicago and Houston stations, which were acquired in the third quarter of 1994. This 47.3% increase is attributable to higher local and national spot net revenues of $14,162,000 and the stations' share of Network net revenues of $8,651,000, partially offset by the Network's share of higher local and national net revenues of $6,689,000 from Chicago and Houston.

    The remaining nine O&Os reflected higher local and national spot net revenues of $15,801,000, led principally by Los Angeles and Miami, and an increase in the O&Os' allocated share of Network net revenues of $7,934,000. These increases were partially offset by the Network's share of higher local and national net revenues of $6,573,000 from the nine stations. Since net revenues in 1994 included allocated Network compensation for the World Cup of $5,200,000, the year-to-year comparable increase in the O&Os' share of Network net revenue was $21,785,000. Excluding the increase in net revenues attributable to the Chicago and Houston station acquisitions in late 1994, the increase in net revenues would have been $17,977,000 or 13.3% for 1995.

    The increase in gross advertising revenues during 1995 resulted from a combination of increased prices for advertising spots of approximately 25%, offset in part by the sale of approximately 10% fewer spots.

    EXPENSES. Direct operating expenses, before the reduction of corporate charges of $170,000 and $150,000 for the years ended December 31, 1995 and 1994, respectively, increased to $30,774,000 in 1995 from $24,201,000 in 1994, an increase of $6,573,000 or 27.2%. Of this increase, $3,877,000 or 59.0% is attributable to the acquisition of the Chicago and Houston stations in 1994, and the remaining increase is due to news coverage and technical costs. As a percentage of net revenues, direct operating expenses increased to 17.8% in 1995 from 17.4% in 1994.

    Selling, general and administrative expenses, before the reduction of corporate charges of $5,882,000 and $3,541,000 for the years ended December 31, 1995 and 1994, respectively, increased to $64,973,000 in 1995 from $49,223,000 in 1994, an increase of $15,750,000 or 32.0%. Of this increase, $7,760,000 or
49.3% is attributable to the acquisition of the Chicago and Houston stations in 1994. The remaining increase is primarily a result of increased selling and research costs of $3,700,000 associated with increased sales and staff levels, increased management bonuses of $1,800,000, and increased legal costs of $3,000,000 (primarily resulting from the settlement of a lawsuit), partially offset by severance associated with operational changes of $2,100,000. As a percentage of net revenues, selling, general and administrative expenses increased to 37.5% in 1995 from 35.4% in 1994.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased to $33,506,000 in 1995 from $31,719,000 in 1994, an increase of $1,787,000 or 5.6%.
The increase is due primarily to goodwill amortization and depreciation associated with the station acquisitions.

    OPERATING INCOME. As a result of the factors described above, operating income increased to $43,855,000 in 1995 from $33,864,000 in 1994, an increase of $9,991,000 or 29.5%. As a percentage of net revenues, operating income increased to 25.3% in 1995 from 24.4% in 1994.

    INTEREST EXPENSE. Interest expense increased to $40,222,000 in 1995 from $37,246,000 in 1994, an increase of $2,976,000 or 8.0%. The increase is primarily a result of higher Sponsor Loan balances and higher interest rates which were partially offset by lower borrowing balances on the Old Bank Facility.

    NONRECURRING EXPENSE OF ACQUIRED STATION. This expense represents a provision for certain expenses associated with the acquisition of an Affiliated Station in 1994 which arose subsequent to the 1992 acquisitions.

    MINORITY INTEREST. Minority interest changed by $8,548,000 from a $1,202,000 minority interest in net loss of consolidated subsidiary in 1994 to a $7,346,000 minority interest in net income of consolidated subsidiary in 1995. Minority interest of $1,202,000 in 1994 consists of the minority interest in the net loss of subsidiary of $1,917,000 offset by preferred stock dividends attributable to minority stockholders of $715,000. Minority interest of $7,346,000 in 1995 consists of the minority interest in the net income of subsidiary of $1,562,000 and the preferred stock dividends of $8,908,000 attributable to minority stockholders.

    LOSS BEFORE EXTRAORDINARY ITEMS. As a result of the above factors, loss before extraordinary items increased to $9,388,000 in 1995 from $7,739,000 in 1994, an increase of $1,649,000 or 21.3%. As a percentage of net revenues, loss before extraordinary items decreased to 5.4% in 1995 from 5.6% in 1994.

    EXTRAORDINARY LOSS. For the year 1995, during the quarters ended September 30 and December 31, UTG purchased, at a premium, $4,050,000 and $3,500,000 face amount, respectively, of its Senior Subordinated Notes. The purchases resulted in extraordinary losses of $433,000 and $368,000, respectively, including the write-off of the related deferred financing costs. For the year 1994, during the quarters ended June 30 and December 31, UTG purchased at a premium $37,200,000 and $3,200,000 face amount, respectively, of its Senior Subordinated Notes. The purchases resulted in extraordinary losses of $4,081,000 and $240,000, respectively, including the write-off of the related deferred financing costs.

    NET LOSS. As a result of the above factors, the Company generated a net loss of $10,189,000 in 1995 as compared to a net loss of $12,060,000 in 1994, an improvement of $1,871,000 or 15.5%. As a percentage of net revenues, the net loss decreased to 5.9% in 1995 from 8.7% in 1994.

    BROADCAST CASH FLOW. Broadcast cash flow increased to $83,413,000 in 1995 from $69,274,000 in 1994, an increase of $14,139,000 or 20.4%. As a percentage of net revenues, broadcast cash flow decreased to 48.2% in 1995 from 49.8% in 1994.

    CORPORATE CHARGES. Corporate charges increased to $6,052,000 in 1995 from $3,691,000 in 1994, an increase of $2,361,000 or 64.0%. This increase is primarily attributable to additions of personnel in sales and marketing of $1,000,000, a fully staffed legal department of $375,000, corporate staff salaries of $200,000 and higher management bonuses of $750,000. As a percentage of net revenues, corporate charges increased to 3.5% in 1995 from 2.7% in 1994.

    EBITDA.  EBITDA increased to $77,361,000 in 1995 from $65,583,000 in 1994, an increase of $11,778,000 or 18.0%. As a percentage of net revenues, EBITDA decreased to 44.7% in 1995 from 47.2% in 1994.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary source of cash flow is its broadcasting operations. Funds for debt service, capital expenditures and operations historically have been provided by income from operations and by borrowings.

    Capital expenditures, which include UTG, the Network and Galavision, totaled $14,472,000 and $21,711,000 for the nine months ended September 30, 1996 and 1997, respectively. These amounts exclude the capitalized transponder lease obligations of the Network. In addition to performing normal capital maintenance and replacing several towers and antennas, the Company is also in the process of upgrading and relocating several of its television station facilities. Furthermore, during the next few years, the Company will also make an investment in digital technology. The amount of this investment has not been quantified as the Company is in the process of determining the options available to it. Capital spending in

1997, including a carryover from 1996 of approximately $10,000,000 due to timing of certain projects, will approximate $35,000,000. Capital spending in 1998 is expected to approximate $40,000,000, of which approximately $20,000,000 relates to new facilities required for the Sacramento, Bakersfield and Phoenix stations and several transmitter and tower replacements. Capital spending in 1999 is expected to approximate $20,000,000.

    The Bank Facility consists of a $400 million amortizing term loan (the "Term Facility") with a final maturity of December 31, 2003 and a $200 million reducing revolving credit facility (the "Revolving Credit Facility") maturing on the same date.

    The Bank Facility permits the lenders thereunder to advance up to an additional $250 million of term loans (the "Incremental Facility"), although the Company has not requested and there are no commitments at this time to lend any such additional amounts.

    The Term Facility amortizes quarterly with $50 million required to be repaid during 1998. The Revolving Credit Facility has quarterly scheduled reductions in availability beginning in 1999. If any loans are made available under the Incremental Facility, such loans will be amortized beginning on March 31, 1999 and are required to be repaid in full on or before August 31, 2004.

    Loans made under the Bank Facility bear interest rates, which include interest rate margin costs, determined by reference to the ratio of the Company's total indebtedness to EBITDA for the four fiscal quarters most recently concluded (the "Leverage Ratio"). The interest rate margins applicable to the Eurodollar (LIBOR) loans range from 0.35% to 1.00% per annum. Furthermore, there are no interest rate margins applicable to prime rate loans. At September 30, 1997, the interest rate applicable to the Company's Eurodollar loans was 6.32%, which includes an interest rate margin cost of 0.60% and the interest rate applicable to all prime rate loans was 8.50%.

    On October 16, 1997, the Company acquired KUZZ-TV, Channel 45, in Bakersfield, CA for approximately $14,000,000, which was funded with cash flow from operations and the Company's existing bank facility. Immediately after the acquisition, the FCC authorized a change in the call letters of the station to KUVI.

    The Company expects to explore both Spanish-language television and other media acquisition opportunities to compliment and capitalize on the Company's existing business and management. The purchase price for such acquisitions may be paid (i) with cash derived from operating cash flow, proceeds available under the Bank Facility or proceeds from future debt or equity offerings or (ii) with equity or debt securities of the Company or (iii) with any combination thereof.

    As a result of net operating loss carryforwards attributable to the Acquisition, net operating losses since the Acquisition, tax consequences of the Reorganization, other timing differences and 1997 year to date book taxable income, the Company has available a deferred tax asset of approximately $67,700,000 to offset future taxes payable arising from operations. In addition, at September 30, 1997, the Company had approximately $543,000,000 of net remaining intangible assets that will be expensed over the next 20 years for financial reporting purposes that will not be deductible for tax purposes.

    The Company finalized the fees payable to a Televisa subsidiary for the Spanish-language broadcast rights in the U.S. to all 64 of the 1998 World Cup Soccer Championship Games. The terms call for a fixed payment of $25,000,000 in four equal installments during May, June, August and September 1998. In addition to these payments and consistent with past coverage of the World Cup Games, the Company will be responsible for all costs associated with advertising, promotion, and broadcast of the World Cup Games, as well as the production of certain television programming related to the games. The funds for these payments are expected to come from income from operations and/or borrowings from the Bank Facility.

    The Company has recently agreed in principle with Televisa to co-produce a maximum of 800 hours of non-NOVELA programming airing during the 12 months commencing October 1, 1998 at a cost of approximately $20 million which cost is to be borne equally by the two entities. On October 31, 1997, the Company entered into a non-binding letter of intent with Home Shopping Network, Inc., to form a joint venture to create and operate a live Spanish-language television shopping network intended for distribution in the United States, Latin America, Portugal and Spain. The terms of a definitive agreement are being negotiated, and the United States business is expected to begin operations at the end of the first quarter of 1998. No assurance can be given that either venture will be entered into, or if entered into, that either venture, the programs or the network will be successful.

    The Company expects to incur internal staff costs as well as consulting and other expenses related to the Year 2000 issues. The Company cannot currently estimate the amount of these costs, which could be material to its results of operations and financial position. If not resolved, this issue could have a significant adverse impact on the Company's operations.

SEASONALITY

    The advertising revenues of the Company vary over the calendar year. Historically, approximately 30% of total advertising revenues have been generated in the fourth quarter and 20% in the first quarter, with the remainder approximately equally split between the second and third quarters. Because of the relatively fixed nature of the costs of the Company's business, seasonal variations in operating income are more pronounced than those of revenues.

                                    BUSINESS

    Univision is the leading Spanish-language television broadcaster in the U.S., reaching more than 92% of all Hispanic Households and having an approximate 82% share of the U.S. Spanish-language network television audience in 1997. The Company's Network, which is the most watched television network (English- or Spanish-language) among Hispanic Households, provides the Univision Affiliates with 24 hours per day of Spanish-language programming with a prime time schedule of substantially all first run programming (I.E., no reruns) throughout the year. As a leading, vertically-integrated television broadcaster, Univision owned and operated 13 full-power (12 of which are affiliated with the Univision Network) and eight low-power UHF stations as of December 31, 1997 representing approximately 80% of its Network broadcast distribution. These full-power O&Os are located in 12 of the top 15 DMAs in terms of numbers of Hispanic Households--Los Angeles, New York, Miami, San Francisco, Chicago, Houston, San Antonio, Dallas, Fresno, Phoenix, Sacramento and Albuquerque. As of December 31, 1997, the Company had Affiliation Agreements with an additional 10 full-power and 17 low-power Affiliated Stations and approximately 830 Cable Affiliates. Each of the Company's full-power O&Os and Affiliated Stations ranks first in Spanish-language television viewership in its DMA. The Company also owns Galavision, a Spanish-language cable network that had approximately 2.5 million Hispanic subscribers, representing approximately 55% of all Hispanic Households that subscribed to cable television in 1997.

    The Company believes that the breadth and diversity of its programming provides it with a competitive advantage over both Spanish-language broadcasters and English-language broadcasters in appealing to Hispanic viewers. The Company's programming is similar to that of major English-language networks and includes NOVELAS (long-term mini-series), national and local newscasts, variety shows, children's programming, mini-series, musical specials, movies, sporting events and public affairs programs. The Televisa Program License Agreement provides the Company with long-term access to first-rate programming produced by Televisa. Televisa-produced NOVELAS are popular throughout the world and are among the Company's highest rated programs. Univision also produces a variety of programs specifically tailored to meet the tastes, preferences and information needs of the Hispanic audience, including national and local news and the highly successful programs SABADO GIGANTE, CRISTINA and PRIMER IMPACTO. The Company's newest program, a three-hour morning show, DESPIERTA AMERICA--"Wake Up America"-- broadcasts news, talk and current events nationally, Monday through Friday from 7:00 to 10:00 a.m. The Company has also televised World Cup Soccer since 1978, including the widely watched 1994 World Cup, and in 1996 began televising the Sunday "Game of the Week" for Major League Soccer. In early 1997, the Company reached an agreement to broadcast all 64 games of the next World Cup, to be played in France in the summer of 1998. On October 31, 1997, the Company entered into a non-binding letter of intent with Home Shopping Network, Inc. to form a joint venture to create and operate a live Spanish-language television shopping business intended for distribution in the United States, Latin America, Portugal and Spain. The terms of a definitive agreement are being negotiated, and the United States business is expected to begin operations at the end of the first quarter of 1998. See "Certain Transactions--New Programming Agreement."

    In 1992, Perenchio, Televisa and Venevision formed the Company and UNHP, which acquired UTG and the Network, respectively, in the Acquisition. Mr. Perenchio has over 25 years of experience in the U.S. media and communications industry and has been the chief executive officer or owner of a number of successful entities, including Chartwell Artists, Tandem Productions, Inc., Embassy Communications and Loews Theaters. Mr. Perenchio also owned and operated Spanish-language television stations in Los Angeles and New York from 1975 to 1986. Televisa, which is the world's largest producer of Spanish-language television programs, is the leading media and entertainment company in Mexico with an approximate 75% share of Mexico's viewing audience. Venevision is Venezuela's leading television network with an approximate 57% share of its viewing audience.

    Since the Acquisition, the Company's operating performance has improved significantly with pro forma net revenues and pro forma EBITDA increasing to $370.3 million and $140.1 million, respectively, for the year ended December 31, 1996, representing compound annual growth rates of 16% and 33%, respectively, from the 1992 operating results of the Company and its predecessor. In addition, from

November 1992 to November 1997 the Company increased its audience share of Spanish-language network television viewing from 57% to 83% and increased its share of the 20 most widely watched programs among Hispanic Households from 30% to 100%.

    Univision attributes its success to several factors, including emphasis on popular, high quality programming produced by Televisa and Univision, contracting with Nielsen to develop more accurate, credible rating systems to measure Hispanic audience viewership, increasing acceptance by advertisers of Spanish-language television, continued growth of the Hispanic audience and the strengthening of its management team with executives and sales managers with extensive English-language television and advertising experience.

    The Company acquired full-power stations in two important markets, Chicago and Houston, in 1994 and one important market in 1997, Sacramento, and has used its management expertise, programming and brand identity to substantially improve the Company's performance in Chicago and Houston. The Company has also purchased a station in Bakersfield, California but does not intend to convert it to a Univision Affiliate in the near term. In addition, the Company has purchased a $10.0 million convertible promissory note from Entravision that is convertible into an approximate 25% equity interest in Entravision. Entravision owns 10 of the Affiliated Stations, and has an agreement to acquire another. The 11 stations would represent approximately 13% of the Network's distribution. To complement and capitalize on the Company's existing business and management strengths, the Company expects to explore both Spanish-language television and other media acquisition opportunities.

THE HISPANIC AUDIENCE IN THE UNITED STATES

    Management believes that Spanish-language television, in general, and the Company, in particular, have benefited and will continue to benefit from a number of factors, including projected Hispanic population growth, high Spanish-language retention among Hispanics, increasing Hispanic buying power and greater advertiser spending on Spanish-language media.

    HISPANIC POPULATION GROWTH AND CONCENTRATION. The Company's audience consists almost exclusively of Hispanics, one of the most rapidly growing segments of the U.S. population. The 1997 Hispanic population is estimated to be
29.3 million (10.9% of the total U.S. population), an increase of 23.6% from
23.7 million (9.5% of the total U.S. population) in 1990. The overall Hispanic population is growing at approximately five times the rate of the non-Hispanic U.S. population and is expected to grow to 32.0 million and 41.5 million (11.6% and 13.9% of the total U.S. population) in 2000 and 2010, respectively. Approximately 50% of all Hispanics are located in the seven U.S. cities with the largest Hispanic populations, and Univision owns a station in each of these cities.

    SPANISH LANGUAGE USE. Approximately 68% of all Hispanics, regardless of income or educational level, speak Spanish at home. This percentage is expected to remain relatively constant through 2010. Consequently the number of Hispanics speaking Spanish in the home is expected to increase significantly in the foreseeable future. As shown in the chart below, the number of Hispanics who speak Spanish in the home is expected to grow from 16.2 million in 1990 to 21.9 million in 2000 and 28.5 million in 2010. The Company believes that the strong Spanish-language retention among Hispanics indicates that the Spanish-language media has been and will continue to be an important source of news, sports and entertainment for Hispanics.

                              SPANISH LANGUAGE USE

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

    HISPANIC POPULATION IN
           MILLIONS

                                 Population    Speak Spanish at Home
1980                                   15.6                     10.6
1985                                   19.3                     13.2
1990                                   23.7                     16.2
1995                                   27.5                     18.8
2000                                   31.0                     21.9
2005                                   36.6                     25.1
2010                                   41.5                     28.5

    GREATER HISPANIC BUYING POWER. The Hispanic population represents estimated total consumer expenditures of $356 billion in 1997 (6.5% of the total U.S. consumer expenditures), an increase of 67.1% since 1990. Hispanics are expected to account for $458 billion (7.1% of the U.S. total consumer expenditures) by 2000, and $965 billion (8.8% of the U.S. total consumer expenditures) by 2010, far outpacing the expected growth in total U.S. consumer expenditures.

    In addition to the anticipated growth of the Hispanic population, the Hispanic audience has several other characteristics that the Company believes make it attractive to advertisers. The Company believes the larger size (averaging 3.4 persons per household compared to the general public's average of 2.5 persons per household) and younger age of Hispanic Households leads Hispanics to spend more per household on many categories of goods. The average Hispanic Household spends 20.6% more per year on food at home, 42% more on children's clothing, 20.2% more on footwear, 11.3% more on phone services, and 27.8% more on laundry and household cleaning products than the average non-Hispanic household. Hispanics are expected to continue to account for a disproportionate share of growth in spending nationwide in many important consumer categories as the Hispanic population and its disposable income continue to grow. These factors make Hispanics an attractive target audience for many major U.S. advertisers.

    INCREASED SPANISH-LANGUAGE ADVERTISING. According to published sources, $1.4 billion of total advertising expenditures were directed towards Spanish-language media in 1997, representing an annual compound growth rate of 18% since 1993. Of these amounts, approximately 55% of the $1.4 billion in advertising expenditures in 1997 targeting Hispanics was directed towards Spanish-language television advertising. The Company believes that major advertisers have found that Spanish-language television advertising is a more cost-effective means to target the growing Hispanic audience than English-language broadcast media. See "--Advertising."

HISPANIC AUDIENCE RESEARCH

    Univision, like all television stations and networks, derives its revenues primarily from selling advertising time. See "--Advertising." The relative advertising rates charged by competing stations within a DMA depend primarily on four factors: (i) the station's ratings (households and/or people viewing its programs as a percentage of total television households and/or people in the viewing area); (ii) audience share (households and/or people viewing its programs as a percentage of households and/or people actually watching television at a specific time); (iii) the time of day the advertising will run; and (iv) the demographic qualities of a program's viewers (primarily age and gender).

    Prior to November 1992, there were no Hispanic audience television rating services comparable to those measuring television viewership in the general U.S. population. Beginning in 1992, Nielsen, pursuant to a contract with the Company, began delivering Nielsen ratings measuring Hispanic viewership both at the Network and local DMA levels. Because these Nielsen ratings provide advertisers with a more accurate and reliable measure of Hispanic audience television viewership, they have been important in allowing the Company to demonstrate to advertisers its ability to reach the Hispanic audience. The Company believes that continued use of accurate, reliable ratings will allow it to further increase its advertising rates and narrow the gap which has historically existed between its audience share and its share of advertising revenues. In addition, the Company has made significant investments in experienced sales managers and account executives and has provided its sales professionals with state-of-the-art research tools to continue to attract major advertisers.

    The various rating services purchased from Nielsen are described below:

    NIELSEN HISPANIC TELEVISION INDEX (NHTI). The NHTI service, which began in November 1992, measures national network viewing in Hispanic Households. NHTI is the Network's primary sales tool since it demonstrates Univision's significant success in attracting Hispanic viewership against both English-and Spanish-language competition. NHTI is stratified by language usage so that Spanish-dominant, bilingual, and English-dominant Hispanic Households are represented in the sample in the same proportion that exists among Hispanic Households generally.

    NIELSEN HISPANIC STATION INDEX (NHSI). The NHSI service is similar to the NHTI, except that NHSI measures Hispanic Household viewing at the local market level. Like NHTI, each NHSI sample also reflects the varying levels of language usage by Hispanics in each DMA in order to more accurately reflect the Hispanic Household population in the relevant DMA. The NHSI service was implemented beginning with Los Angeles in November 1992 and was phased in at the Company's other full-power O&Os by November 1994.

    NHSI and NHTI only measure the audience viewing of Hispanic Households, that is, households where the head of the household is of Hispanic descent or origin. Although the NHSI and NHTI reflect improvements over previous measurement indices, the Company believes they still under-report the number of viewers watching Univision programs because the Company has viewers who do not live in Hispanic Households.

    NIELSEN STATION INDEX (NSI). The NSI service measures local station viewing of all households in a specific DMA. The Company buys NSI in all of the DMAs in which its full-power O&Os are located in order to effectively position its viewing against both English- and Spanish-language competitors. While Hispanic Households are present in proportion to their percentage of total households within a DMA in NSI, this rating service is not language stratified and generally under-represents Spanish-speaking households. As a result, the Company believes that NSI typically under-reports viewing of Spanish-language television. Despite this limitation, NSI demonstrates that many full-power Broadcast Affiliates achieve total market ratings that are fully comparable with their English-language counterparts, with two of the full-power O&Os ranking as the top station in their respective DMAs. See "--The O&Os."

RATINGS

    Since the beginning of the NHTI service in November 1992, Univision has consistently ranked first in prime time among all Hispanic adults. In addition, Univision has successfully increased its audience ratings compared to both Telemundo and the English-language broadcast networks. Spanish-language television prime time is from 7 p.m. to 11 p.m., Eastern and Pacific Standard Times, Sunday through Saturday. English-language television prime time is from 8 p.m. to 11 p.m., Eastern and Pacific Standard Times, Monday through Saturday and 7 p.m. to 11 p.m., Eastern and Pacific Standard Times, Sunday. The following table shows that Univision prime time audience ratings, Sunday through Saturday, among Hispanic adults aged 18 to 49, the age segment most targeted by advertisers, have increased compared to the other networks:

          NHTI PRIME TIME RATINGS AMONG HISPANIC ADULTS AGED 18 TO 49

                                                                                             JANUARY 1997
                                                                                                THROUGH
NETWORK                                          1993       1994       1995       1996       NOVEMBER 1997
---------------------------------------------  ---------  ---------  ---------  ---------  -----------------
Univision....................................        6.6        8.6        9.6        9.0           10.2
ABC..........................................        3.8        3.3        3.1        2.7            2.3
CBS..........................................        2.9        2.2        1.8        1.7            1.5
FOX..........................................        4.0        3.6        3.4        3.2            2.9
NBC..........................................        3.3        2.7        2.9        3.2            2.5
Telemundo....................................        4.1        3.1        2.6        2.1            1.6
Univision share..............................       26.7%      36.6%      41.0%      41.1%          48.6%

    A further indication of Univision's growing strength against Telemundo and its English-language competitors is its improved performance among bilingual Hispanics. As the table below indicates, since 1993 the Network advanced from fifth place to first place in prime time audience ratings, Sunday through Saturday, among bilingual Hispanic adults aged 18 to 49:

     NHTI PRIME TIME RATINGS AMONG BILINGUAL HISPANIC ADULTS AGED 18 TO 49

                                                                                             JANUARY 1997
                                                                                                THROUGH
NETWORK                                          1993       1994       1995       1996       NOVEMBER 1997
---------------------------------------------  ---------  ---------  ---------  ---------  -----------------
Univision....................................        3.7        6.4        7.5        6.7            6.7
ABC..........................................        5.0        4.6        3.7        3.1            2.4
CBS..........................................        4.0        2.9        2.1        1.9            1.6
FOX..........................................        5.0        4.4        3.8        3.7            3.5
NBC..........................................        4.9        3.6        3.2        4.0            2.7
Telemundo....................................        2.6        1.9        1.3        1.1            1.0
Univision share..............................       14.7%      26.9%      34.7%      32.7%          37.4%

    In addition, as shown in the following table, the Company has increased its share of the 20 most widely watched programs among all Hispanic Households from 30% in November 1992 to 100% in November 1997:

                      THE 20 MOST WIDELY WATCHED PROGRAMS
                      AMONG HISPANIC HOUSEHOLDS BY NETWORK

     PROGRAM         NOVEMBER      NOVEMBER      NOVEMBER       NOVEMBER      NOVEMBER      NOVEMBER
      RANK             1992          1993          1994           1995          1996          1997
-----------------  ------------  ------------  -------------  ------------  ------------  ------------
        1              ABC           FOX          UVN(a)          UVN           UVN           UVN
        2              UVN           UVN            UVN           UVN           UVN           UVN
        3              FOX           FOX            UVN           UVN           UVN           UVN
        4              UVN           UVN            UVN           UVN           UVN           UVN
        5              FOX           FOX            UVN           UVN           UVN           UVN
        6              FOX           UVN            UVN           UVN           UVN           UVN
        7              FOX           UVN            UVN           UVN           UVN           UVN
        8              ABC           FOX            UVN           UVN           UVN           UVN
        9              FOX           FOX            UVN           UVN           UVN           UVN
       10              UVN           FOX            UVN           UVN           UVN           UVN
       11              ABC           FOX            FOX           UVN           UVN           UVN
       12              FOX           UVN            FOX           UVN           UVN           UVN
       13              UVN           NBC            UVN           UVN           UVN           UVN
       14              UVN           FOX            UVN           UVN           UVN           UVN
       15              UVN           NBC            UVN           NBC           UVN           UVN
       16              NBC           FOX            UVN           UVN           UVN           UVN
       17              FOX           FOX            UVN           UVN           UVN           UVN
       18              ABC           ABC            FOX           UVN           ABC           UVN
       19             TEL(b)         FOX            FOX           UVN           UVN           UVN
       20              FOX           FOX            FOX           FOX           FOX           UVN
-----------------  ------------  ------------  -------------  ------------  ------------  ------------
 Univision share       30%           25%            75%           90%           90%           100%

------------------------

Source: NHTI

(a) Univision

(b) Telemundo

THE NETWORK

    The Network is the leading Spanish-language television network in the U.S. From its operations center in Miami, the Network provides the Univision Affiliates via satellite with 24 hours of Spanish-language programming per broadcast day with a prime time schedule of substantially all first-run programming (I.E., no re-runs) throughout the year. The operations center also provides extensive production facilities for the Network's news and entertainment programming.

    The Network produces and acquires programs, makes those programs available to the Univision Affiliates, sells network advertising and represents the Broadcast Affiliates in the sale of national spot advertising. Each Broadcast Affiliate has a right of first refusal in its DMA to use the Network's programming. The full-power Broadcast Affiliates together reach approximately
5.7 million, or approximately 74%, of Hispanic Households. The low-power Broadcast Affiliates (including translators) together reach approximately 586,000, or approximately 8%, of Hispanic Households. The Cable Affiliates reach approximately 855,000, or approximately 11%, of Hispanic Households. Through the Company's ownership of the O&Os, it controls approximately 80% of the Network's broadcast distribution.

    AFFILIATION AGREEMENTS. Each Univision Affiliate has the right to preempt (I.E., to decline to broadcast at all or at the time scheduled by the Network), without prior Network permission, any and all Network programming that it deems unsatisfactory, unsuitable or contrary to the public interest or to substitute programming it believes is of greater local interest, provided that the Network must consent to any rescheduling of preempted programming. If a Univision Affiliate preempts a Network program and no suitable substitute broadcast time is mutually agreed upon, the Network is permitted to offer the program to any other television station or cable service in the DMA served by such Univision Affiliate.

    Each Affiliation Agreement grants the Univision Affiliate the right of first refusal to the Network's entire program schedule. The Affiliation Agreements generally provide that 50% of all advertising time be retained by the Network for Network advertising and the other 50% of the time be allocated to the Univision Affiliate for local and national spot advertising. However, this allocation may be modified at the Company's discretion.

    The Affiliated Stations retain 100% of all local advertising revenues, and the Network retains 100% of Network advertising revenues. The Network acts as the representative of the Univision Affiliates for national spot sales and receives a commission of 15% of net revenues after agency commission in return for such services from its Affiliated Stations.

    The Network from time to time may enter into Affiliation Agreements with additional stations in new DMAs based upon its perception of the market for Spanish-language television and the Hispanic market in the station's DMA.

    CABLE AFFILIATES. The Network has historically used Cable Affiliates to reach communities which could not support a Broadcast Affiliate because of the relatively small number of Hispanic Households. Cable Affiliation Agreements may cover an individual system operator or a multiple system operator. Cable Affiliation Agreements are for the most part non-exclusive, thereby giving the Network the right to license all forms of distribution in cable markets. Cable Affiliates generally receive the Network's programming for a fee based on the number of subscribers. The Network retains 100% of the allocation of Network advertising revenues attributable to Cable Affiliates and provides certain Cable Affiliates with two minutes of local advertising time per hour. Cable Affiliates retain 100% of local and national advertising revenues. However, the Company represents certain cable affiliates in national spot sales for varying fees. See "--Federal Regulation and New Technologies."

    UNIVISION AFFILIATE COVERAGE AND RANK. The table below sets forth certain information with respect to the Univision Affiliates' coverage and rank.

       UNIVISION AFFILIATES' COVERAGE AND RANK AMONG HISPANIC HOUSEHOLDS

                                                            HISPANIC HOUSEHOLDS         NATIONWIDE
                                                                COVERED(B)          HISPANIC HOUSEHOLDS       SPANISH-LANGUAGE
DMA(A)                                          STATION       (IN THOUSANDS)            COVERED(B)           TELEVISION RANK(C)
--------------------------------------------  -----------  ---------------------  -----------------------  -----------------------
FULL-POWER O&OS
  Los Angeles (1)...........................  KMEX                   1,351                    17.5%                       1
  New York (2)..............................  WXTV                   1,023                    13.2                        1
  Miami (3).................................  WLTV                     451                     5.8                        1
  San Francisco (4).........................  KDTV                     301                     3.9                        1
  Chicago (5)...............................  WGBO                     293                     3.8                        1
  San Antonio (6)...........................  KWEX                     283                     3.7                        1
  Houston (7)...............................  KXLN                     278                     3.4                        1
  Dallas/Ft. Worth (9)......................  KUVN                     188                     2.4                        1
  Albuquerque (10)..........................  KLUZ                     181                     2.3                        1
  Phoenix (11)..............................  KTVW                     169                     2.2                        1
  Fresno (14)...............................  KFTV                     160                     2.1                        1
  Sacramento (15)...........................  KUVS                     154                     2.0                        1
                                                                     -----                     ---
    Total full-power O&Os...................                         4,832                    62.3

FULL-POWER AFFILIATED STATIONS
  McAllen/Brownsville (8)(e)................  KNVO                     190                     2.5                        1
  El Paso (13)(e)...........................  KINT                     162                     2.1                        1
  Denver (16)(e)............................  KCEC                     122                     1.6                        1
  Corpus Christi (19)(d)....................  KORO                      93                     1.2                        1
  Boston (20)...............................  WUNI                      89                     1.2                        1
  Salinas/Monterey (25)(e)..................  KSMS                      51                     0.7                        1
  Las Vegas (27)(e).........................  KINC                      49                     0.6                        1
  Laredo (29)(e)............................  KLDO                      45                     0.6                        1
  Sta Barbara-Sta Maria-San Luis Obispo
    (32)....................................  KTAS                      17                     0.2                        1
  Yuma/El Centro (33)(e)....................  KVYE                      39                     0.5                        1
                                                                     -----                     ---
    Total full-power Affiliated Stations....                           857                    11.2
CABLE AFFILIATES(f).........................                           855                    11.0
LOW-POWER BROADCAST AFFILIATES(g)...........                           586                     7.6
                                                                     -----                     ---
TOTAL UNIVISION AFFILIATES..................                         7,130                    92.1%
                                                                     -----                     ---
                                                                     -----                     ---

------------------------

(a) Numbers in parentheses represent Hispanic DMA rank by number of Hispanic Households.

(b) Source: Nielsen Media Research, Black & Hispanic DMA Market and Demographic Rank, January 1998.

(c) Rank within the DMA by number of viewing Hispanic Households. Sources: NHSI and NSI, November 1997.

(d) Entravision has an agreement to acquire.

(e) Owned by Entravision.

(f) Source: Company estimate derived from Nielsen Cable On-Line Data Exchange, January 1998.

(g) Source: Company estimate derived from Nielsen Media Research, Black and Hispanic DMA Market and Demographic Rank, January 1998.

GALAVISION NETWORK

    Galavision is the leading U.S. Spanish-language general entertainment basic cable television network, reaching approximately 8.6 million subscribers, of whom 2.5 million are Hispanic. According to Nielsen, Galavision reaches over 55% of all Hispanic Households that subscribe to cable. The Company programs

Galavision so that Galavision and the Network generally do not run the same type of show simultaneously. For example, while the Network is running a NOVELA, Galavision may run sports or news. As a result of this counter-programming, many Spanish-language television viewers have a choice of two Univision networks at any one time. Additionally, Univision cross-promotes the Galavision service five times daily.

    Galavision is the only Spanish-language cable service subscribing to Nielsen. Nielsen uses a subset of the NHTI sample to produce the Nielsen Hispanic Home Video Index, which reports viewing of Galavision in Hispanic Households with cable. The Company believes that its use of Nielsen to measure Galavision's ratings assists the Company in obtaining advertisers for the cable network and in selecting programs that meet its audience's taste. Twenty-four of the top 25 Univision advertisers advertise on Galavision.

PROGRAMMING

    The Company directs its programming toward its young, family-oriented audience. It begins daily with DESPIERTA AMERICA and talk and information shows, Monday through Friday, followed by NOVELAS. In the late afternoon and early evening, the Network offers a talk show, a news-magazine and national news, in addition to local news provided by the O&Os. Weekend daytime programming begins with children's programming, followed by sports, variety, teen lifestyle shows and movies. During prime time, Univision airs NOVELAS, variety shows, a talk show, comedies, news magazines, lifestyle shows, as well as specials and movies. Prime time is followed by late news and a late night talk show. Overnight programming consists primarily of repeats of programming aired earlier in the day.

    Approximately eight hours of programming per weekday, including a substantial portion of weekday prime time, are currently programmed with NOVELAS supplied primarily by Televisa. Although NOVELAS have been compared to daytime soap operas on ABC, NBC or CBS, the differences are significant. NOVELAS, originally developed as serialized books, have a beginning, middle and end, generally run five days per week, and conclude four to eight months after they begin. NOVELAS also have a much broader audience appeal than soap operas, delivering audiences that contain large numbers of men, children and teens in addition to women.

    The Hispanic population is primarily young and family-oriented. Univision's programming has changed dramatically over the past five years in order to attract and retain this audience. The Company's success in attracting a young audience is demonstrated by a 23% increase in NHTI ratings among Hispanic adults aged 18 to 34, Sunday through Saturday 9 a.m. to midnight, from November 1992 through November 1997.

    In 1995, Univision began to air the Spanish-language version of SESAME STREET, co-produced by Televisa in cooperation with Children's Television Workshop. PLAZA SESAMO now airs two hours per week. The Company's broadcasting of educational children's programming, including PLAZA SESAMO, meets the FCC requirement of airing three hours of weekly educational programming.

    In the nine months ended September 30, 1997, the Company derived approximately 38.6% and 8.3% of its gross advertising sales from programs produced by Televisa and Venevision, respectively, under the Program License Agreements. Programming supplied by Televisa and Venevision under the Program License Agreements and programs produced by the Company currently represent in the aggregate approximately 92% of the Network's non-repeat broadcast hours. The remainder primarily consists of movies acquired from independent third-party suppliers. Three of the Company's own productions, SABADO GIGANTE, a variety show hosted by Mario Kreutzberger, PRIMER IMPACTO, a news magazine program, and CRISTINA, a talk show hosted by Cristina Saralegui, are among its most successful programs in terms of advertising revenues generated. Approximately 37.0% and 40.0% of the Company's gross advertising sales in 1996 and the nine months ended September 30, 1997, respectively, were generated by programs it produced.

    Univision news programming is generally produced either at the Network facility in Miami or the local stations. The Network produces an early evening network newscast seven days per week and a late network newscast, Monday through Friday. All full-power O&Os produce local newscasts that reflect the communities they serve. A national public affairs program, TEMAS Y DEBATES, is also produced weekly by the Network in Washington, D.C.

    The Company produces a Sunday afternoon sports anthology show and a Sunday night sports wrap-up show. Live sports programming primarily consists of boxing and soccer. The 1994 World Cup soccer coverage broadcast by Univision garnered the Company's highest sports ratings. In 1996 the Company began televising the Sunday "Game of the Week" for Major League Soccer. In early 1997 the Company reached an agreement to broadcast all 64 games of the next World Cup to be played in France in the summer of 1998.

    The Company has recently agreed in principle with Televisa to co-produce a maximum of 800 hours of non-NOVELA programming for airing during the 12 months commencing October 1, 1998. See "Certain Transactions--New Programming Agreement."

PROGRAM LICENSE AGREEMENTS

    Through the Program License Agreements, Univision has the first right until December 2017 to air in the U.S. all Spanish-language programming produced by or for Televisa and Venevision (with certain exceptions). The Program License Agreements provide the Network and Galavision with access to programming to fill up to 100% of their program schedules. Televisa and Venevision programming represented approximately 43.0% and 13.0%, respectively, of the Network's non-repeat broadcast hours in 1997. In the same period the Company derived approximately 38.6% and 8.3% of its gross advertising sales from programs produced by Televisa and Venevision, respectively, under the Program License Agreements.

    The Program License Agreements allow the Company long-term access to Televisa and Venevision programs and the ability to terminate unsuccessful programs and replace them with other Televisa and Venevision programs without paying for the episodes that are not broadcast. Accordingly, the Company has more programs available to it and greater programming flexibility than any of its competitors. This program availability and flexibility have permitted the Company to adjust programming to best meet the tastes of its viewers.

    Under the Program License Agreements, Univision may license programming from Televisa and Venevision that, when added to (i) local programs produced by the O&Os and used on the Network, (ii) any programs produced by Univision and (iii) any programs purchased by Univision other than from Televisa and Venevision, will be sufficient (when including an estimated six hours of repeat broadcasting in the case of the Venevision agreement) to fill a twenty-four hour per day, seven day per week time schedule for each of the Network and Galavision.

    The Company's Televisa and Venevision options are prior to all third parties' rights to obtain Televisa and Venevision produced programming for broadcast in the U.S. Generally, Univision also has a right of first refusal to acquire any program for which Univision did not exercise its option before Televisa or Venevision can license such program to any third party. Any program for which Univision elects not to exercise its right of first refusal may be licensed to third parties for not more than one run over a period of one year (with one rerun in the case of NOVELAS). Thereafter, such program must be made available to Univision under the terms described above. To the extent that Televisa or Venevision uses, or licenses a third party to use, its programming in the United States in accordance with the terms of the Program License Agreements, the Company would compete against such entity.

    Televisa and Venevision programs available to Univision are defined under the Program License Agreements as all programs produced by or for each of them in the Spanish language or with Spanish subtitles other than programs for which they do not own U.S. broadcast rights or as to which third parties have a right to a portion of the revenues from U.S. broadcasts ("Co-produced Programs"). Televisa and Venevision have also agreed through their affiliates to use their best efforts to coordinate with Univision to permit Univision to acquire U.S. Spanish-language rights to certain Co-produced Programs and to special events produced by others, sporting events, political conventions, election coverage, parades, pageants and variety shows.

    In consideration of access to the programming of Televisa and Venevision, the Company pays Televisa and Venevision aggregate royalties based upon Combined Net Time Sales. The royalties (net of certain cost sharing reimbursements which ceased upon completion of the Reorganization) were 8.5%, 9.4%, 9.9% and 13.0% of combined net revenues for the years ended December 31, 1994, 1995 and 1996, and for the nine months ended September 30, 1997, respectively. Aggregate royalties to Televisa and Venevision were 13.5% of Combined Net Time Sales in 1997, and have increased to 15.0% of Combined Net Time Sales for 1998 and all years thereafter. The program royalty percentage based on net revenues and Combined Net Time Sales differ because net revenue includes certain revenues that are not subject to the Program License Agreements. The Network is obligated to pay such aggregate royalties to Televisa and Venevision each year throughout the term regardless of the amount of Televisa and Venevision programming used by the Company.

    The Program License Agreements are between affiliates of the Company, Televisa and Venevision and the performance of their affiliates has been unconditionally guaranteed by the Company, Televisa and Venevision, respectively. Pursuant to their respective guarantees, Televisa has agreed to use commercially reasonable efforts to continue to produce programs available to the Network at least to the same extent in terms of quality and quantity as in calendar years 1989, 1990 and 1991 and Venevision has agreed to use commercially reasonable efforts to produce or acquire programming sufficient to enable its affiliate to provide at least nine hours per day of programs to the Network to satisfy such affiliate's obligations under its Program License Agreement.

    The Company believes that the Venevision affiliate has not been fulfilling its programming obligations, and that Venevision has not used commercially reasonable efforts to enable the affiliate to do so. The full amount of aggregate royalties have been paid. Venevision continues to believe that Venevision and its affiliate have complied with their obligations to the Company.

    The Company has attempted to resolve this dispute through negotiations with Venevision but they have not been successful. Thus, the Company has notified Venevision of its intention to enforce its rights under the agreements by all appropriate means including, if necessary, legal action, if Venevision continues to fail to cause its affiliate to make available the programming the Company believes the affiliate is obligated to provide. There can be no assurance, if the Company were to commence such legal action or pursue other legal remedies, that it would prevail.

    In addition, Televisa has agreed with several partners, each of whom has substantial assets, to develop and operate a direct broadcast satellite ("DBS") venture, which will have a variety of program services, including program services supplied by Televisa. Televisa is required to offer the Company the opportunity to acquire a 50% economic interest in Televisa's interest in the joint venture to the extent it relates to United States Spanish-language broadcasting. While the Company believes that the Company will be offered such an interest, the Company has not received any indication as to what the business terms relating to such interest would be. Accordingly, the Company is not in a position to state whether it would accept such an offer. If the venture secures a significant viewership among Hispanic Households, it could have a material adverse effect on Univision's financial condition and results of operations, even if Univision decides to acquire this 50% economic interest.

    Televisa asserts that the terms and conditions of its Program License Agreement with Univision allow it, under certain circumstances, to provide any DBS venture uplinking in Mexico for distribution in the United States with Televisa program services which contain programs to which Univision believes it has an exclusive first option in the United States. Univision disagrees with Televisa's assertion and has notified Televisa of its intention to enforce its rights by all appropriate means including, if necessary, legal action, if Televisa provides such programs to any such DBS venture. There can be no assurance that Televisa will desist from providing such programming to its or other DBS ventures, or, if Televisa were not to desist, that Univision would prevail in court.

THE O&OS

    The Company owned and operated 13 full-power O&Os as of December 31, 1997, 12 of which broadcast Network programming, produce local news and other programming of local importance, cover special events and may acquire programs from other suppliers. The Company's Bakersfield full-power station is a UPN affiliate. The Company acquired its Sacramento Affiliated Station in March 1997. Each of the full-power Network-affiliated O&Os is the leading Spanish-language television station in its DMA.

    A full-power O&O's ability to compete in terms of NSI ratings with the English-language stations in a particular market is a function of the level of Spanish-language use in the DMA which is affected in part by Hispanic Household density. In DMAs where households that speak Spanish at least 50% of the time exceed 15% of all households in the DMA, the full-power O&Os, in general, have audience delivery comparable with the leading English-language network affiliated stations in that DMA. In a DMA where the households that speak Spanish at least 50% of the time is between 10% and 15% of all households in that DMA, the full-power O&Os, in general, have audience delivery comparable with the leading independent stations in the DMA. In a DMA where households that speak Spanish at least 50% of the time is between 5% and 10% of all households in that DMA, the full-power O&Os, in general, have audience delivery comparable with the lower rated independent stations in the DMA. As shown on the following table, two of the full-power O&Os owned by the Company as of November 30, 1997 rank as the top station in their respective DMAs.

    FULL-POWER O&OS' COVERAGE AND RANK AMONG HISPANICS

                                                                                                                UNIVISION
                                                                                                                  SHARE
                         DMA RANK           1998 HISPANIC      1998 HISPANIC      HISPANIC       SPANISH-      OF SPANISH-
                       (BY NUMBER OF         POPULATION         HOUSEHOLDS        HOUSEHOLD      LANGUAGE       LANGUAGE
DMA                  HISPANICS)(a)(b)     (IN THOUSANDS)(b)  (IN THOUSANDS)(b)   DENSITY(c)       USE(d)       VIEWING(e)
-----------------  ---------------------  -----------------  -----------------  -------------  -------------  -------------
Los Angeles......                1                5,465              1,351             27.0%          20.0%            68%(g)
New York.........                2                3,190              1,023             15.1           11.7             79
Miami............                3                1,295                451             32.5           28.6             81
San Francisco....                4                1,072                301             13.1            7.5             73
Chicago..........                5                1,069                293              9.3            7.4             80
Houston..........                6                  977                278             17.1           11.5             86
San Antonio......                7                  928                283             43.7           23.5             84
Dallas/
  Ft. Worth......                9                  669                188              9.9            6.6             88
Fresno...........               11                  609                160             32.3           22.5             84
Phoenix..........               12                  586                169             13.1            8.0             94
Sacramento.......               14                  541                154             13.7            7.8            100
Albuquerque......               15                  540                181             32.3           15.6            100


                    ADULTS 18 TO 49
                    TOTAL AUDIENCE
DMA                 MARKET RANK(f)
-----------------  -----------------
Los Angeles......              4
New York.........              7
Miami............              1
San Francisco....              6
Chicago..........              7
Houston..........              7
San Antonio......              5
Dallas/
  Ft. Worth......              7
Fresno...........              1
Phoenix..........              6
Sacramento.......            N/A
Albuquerque......              6

------------------------------

(a) The other DMAs ranked among the top fifteen by number of Hispanic persons are McAllen/Brownsville (8th), San Diego (10th) and El Paso (13th).

(b) Source: Nielsen Media Research, Black & Hispanic DMA Market and Demographic Rank, January 1998 estimates. In deriving its figures, Nielsen only counts persons present in Hispanic Households.

(c) Percentage of total households that are Hispanic Households. Source: Nielsen Media Research, Black & Hispanic DMA Market and Demographic Rank, January 1998.

(d) Represents the percentage of all households in a DMA where the Spanish language is spoken at least 50% of the time by adults. Source: Nielsen Enumeration Study 1996, which sets forth demographic attributes of Hispanic population.

(e) Source: NHSI, adults 18 to 49, November 1997, Sunday to Saturday, 9 a.m. to 12 midnight.

(f) Source: NSI, adults 18 to 49, November 1997, Sunday to Saturday, 9 a.m. to 12 midnight.

(g) The Los Angeles market has three full-power Spanish-language television stations.

    The following table shows the total audience share and the percentage of total market revenues garnered by each of the O&Os owned by the Company as of December 31, 1997. As reflected in the table, none of the O&Os currently receives its proportionate share of advertising revenues commensurate with its audience share. The Company believes that the continued utilization of reliable rating services and the addition of salespeople with English-language television and advertising expertise will further enable the Company to demonstrate to advertisers its ability to reach the Hispanic audience, thereby allowing the Company to narrow the gap between its share of advertising revenues and its audience share.

               O&OS' SHARE OF TOTAL MARKET REVENUES AND AUDIENCE

                                                                                                          O&O SHARE OF
                                                                                                         SUN-SAT/7 A.M.-
                                                            TOTAL TELEVISION          O&O SHARE              1 A.M.
                                                            MARKET REVENUE(A)         OF TOTAL                TOTAL
DMA                                                          (IN THOUSANDS)        MARKET REVENUE          AUDIENCE(B)
----------------------------------------------------------  -----------------  -----------------------  -----------------
Los Angeles...............................................    $   1,469,800                   7%                   12%
New York..................................................        1,412,700                   2                     6
Chicago...................................................          883,800                   2                     6
San Francisco.............................................          612,600                   2                     6
Dallas....................................................          469,300                   2                     7
Miami.....................................................          429,300                  12                    17
Houston...................................................          428,100                   5                    11
Phoenix...................................................          306,400                   3                     9
Sacramento................................................          205,300                   2                   N/A
San Antonio...............................................          144,300                   7                    10
Albuquerque...............................................           89,500                   3                     5
Fresno....................................................           70,600                   8                    26

------------------------------

(a) BIA's Investing in Television in 1997.

(b) Source: NSI, adults 18 to 49, February, May, November 1997 average in market share of commercial broadcast stations.

    Set forth below is information, including ratings and performance information based on most recently available data, for the Company's top six O&Os.

    LOS ANGELES. The Los Angeles DMA has the largest Hispanic population in the U.S., estimated by Nielsen to be 5.5 million people as of the beginning of 1998, and is the second largest U.S. television market overall. Between 1980 and 1990, the Hispanic population of Los Angeles grew approximately seven times faster than its non-Hispanic population. According to the U.S. Census Bureau, 78% of Hispanics in Los Angeles are of Mexican origin. The Hispanic population in Los Angeles represents 37% of that DMA's total population and 21% of the total U.S. Hispanic population.

    The Los Angeles DMA has three Spanish-language, full-power UHF television stations. In November 1997, the Company's Los Angeles O&O, Univision-KMEX, posted a 68% share of the viewers tuned to Spanish-language television from 9 a.m. to midnight Sunday through Saturday, while Telemundo-KVEA posted a 19% share and KWHY (which only broadcasts in Spanish from 3 p.m. to 11 p.m. and is provided certain programming from Televisa) posted a 13% share. Compared to all general market television stations in the November 1997 NSI Report, KMEX was second in adults aged 18 to 34 ratings, ranked fourth in adults aged 18 to 49 ratings and was seventh in households in the Los Angeles DMA Sunday through Saturday 9 a.m. to midnight. A total of 16 commercial television stations currently operate in the Los Angeles DMA. Some of these stations simulcast their news programs and certain entertainment programs in both English and Spanish. In addition, Nielsen estimates that cable penetration among Hispanic Households in the Los Angeles DMA is 45%.

    NEW YORK. The New York DMA has the second largest Hispanic population in the U.S., estimated by Nielsen to be 3.2 million people at the beginning of 1998, and is the largest U.S. television market overall.

The New York Hispanic community tends to be more fragmented into groups from many different Latin American countries, including Puerto Rico, Cuba, the Dominican Republic and Mexico, who have settled in different neighborhoods in the DMA. This fragmentation distinguishes the New York market from Los Angeles and Miami where the Hispanic population is predominantly Mexican and Cuban, respectively. The Hispanic population in New York represents 18% of that DMA's total population and 12% of the total U.S Hispanic population.

    In November 1997, Univision-WXTV was the leading Spanish-language station with a 79% share of the audience watching Spanish-language television (9 a.m. to midnight, Sunday through Saturday). While Univision-WXTV broadcasts full time in Spanish, Telemundo-WNJU broadcasts only 15 hours per day in Spanish Monday through Friday, and less on the weekend. The remainder of time on Telemundo-WNJU is used for paid programming and programs in a variety of other languages. Compared to general market television stations in the November 1997 NSI Report, WXTV ranked seventh in the New York market in adults aged 18 to 49, Sunday through Saturday, 9 a.m. to midnight.

    A total of 14 commercial television stations service the New York DMA. According to Nielsen, cable penetration among Hispanic Households in the New York DMA is approximately 58%.

    MIAMI. The Miami DMA has the third largest Hispanic population in the U.S., estimated by Nielsen to be 1.3 million people as of the beginning of 1998, and is the sixteenth largest U.S. television market overall. According to the Census Bureau, 56% of Hispanics in Miami are of Cuban origin. The Hispanic population in Miami represents 37% of that DMA's total population and 5% of the total U.S. Hispanic population.

    In November 1997, the Company's Miami O&O, Univision-WLTV, had an 81% share of the audience watching Spanish-language television from 9 a.m. to midnight, Sunday through Saturday. Compared to all general market television stations in the November 1997 NSI Report, WLTV was in first place in adults aged 18 to 49 and adults aged 18 to 34 ratings, while placing second in households in the Miami market Sunday through Saturday, 9 a.m. to midnight. WLTV is fully competitive with all English-language stations in the Miami DMA in all major dayparts.

    A total of 14 commercial television stations service the Miami DMA. In addition to Univision-WLTV and Telemundo-WSCV, three other television stations show some Spanish-language programming. According to Nielsen, cable penetration among Hispanic Households in Miami is approximately 64%.

    SAN FRANCISCO. The San Francisco DMA has the fourth largest Hispanic population in the U.S. estimated by Nielsen to be 1.1 million people as of the beginning of 1998; and is the fifth largest television market overall. According to the U.S. Census Bureau, 68% of the Hispanics in San Francisco are of Mexican origin. The Hispanic population of San Francisco represents 18% of the DMA's total population and 4% of the total U.S. Hispanic population.

    In November 1997 the Company's San Francisco O&O, Univision-KDTV, had a 73% share of the audience watching Spanish-language television from 9 a.m. to midnight Sunday through Saturday. KDTV has one Spanish-language competitor, Telemundo-KSTS. Compared to all general market television stations in the San Francisco DMA in the November 1997 NSI report KDTV ranked 5th among adults aged 18-34 and 6th in adults aged 18-49. KDTV is fully competitive with certain English-language stations in delivering young adult demographics in the San Francisco DMA. A total of 16 commercial television stations service the San Francisco DMA. According to Nielsen the cable penetration among Hispanic Households in San Francisco is approximately 65%.

    CHICAGO. The Chicago DMA has the fifth-largest Hispanic population in the U.S., estimated by Nielsen to be 1.1 million people at the beginning of 1998, and is the third largest U.S. television market overall. The Hispanic population in Chicago represents 13% of that DMA's population and 4% of the total U.S. Hispanic population.

    In 1994, the Company acquired an English-language independent television station, WGBO, which it converted to a Spanish-language format on January 1, 1995. In November 1997, Univision-WGBO posted a 80% share of the audience watching Spanish-language television 9 a.m. to midnight, Sunday through Saturday. WGBO has one Spanish-language competitor, Telemundo-WSNS. Compared to all general market television stations in the Chicago DMA in the November 1997 NSI report, WGBO ranked seventh. WGBO is fully competitive with certain English-language stations in the delivery of young demographics in the Chicago DMA, particularly adults aged 18 to 34. A total of 13 television stations service the Chicago DMA. According to Nielsen, cable penetration among Hispanic Households in Chicago is approximately 47%.

    HOUSTON. Houston has the sixth largest Hispanic population in the U.S., estimated by Nielsen to be 1.0 million people, and is the eleventh largest U.S. television market overall. The Hispanic population in Houston represents 22% of that DMA's total population and 4% of the total U.S. Hispanic population.

    In 1994, the Company acquired its Affiliated Station, KXLN, in Houston. In November 1997, Univision-KXLN posted an 86% share of the audience watching Spanish-language television 9 a.m. to midnight, Sunday through Saturday. KXLN has one Spanish-language competitor, the Telemundo affiliate KTMD. In November 1997, KXLN was ranked fifth in the delivery of adults aged 18 to 34 and seventh in adults aged 18 to 49, Sunday through Saturday, 9 a.m. to midnight.

    A total of 14 commercial television stations service the Houston DMA. According to Nielsen, cable penetration among Hispanic Households in Houston is approximately 39%.

    The Company exercises its "must carry" rights in each DMA in which it operates a full-power O&O.

    Univision's eight low-power O&Os are located in Philadelphia, Hartford, Austin, Bakersfield, Tucson, Santa Rosa, Albuquerque and Fort Worth. A low-power station is a low-power broadcast facility that may originate programming and commercial matter but that often transmits programming received from elsewhere (including via satellite). The low-power O&Os, in the aggregate, accounted for less than 1% of the Company's net revenues in 1997 and contribute 2.9% of the Network broadcast distribution.

    ADVERTISING. The Company's top 10 advertisers for the first nine months of 1997 were Anheuser Busch, AT&T, Colgate-Palmolive, Ford, Kraft Foods Inc., MCI Communications, McDonald's, Miller Brewing Co., Procter & Gamble and Sears most of which have substantially increased advertising commitments to the Company since the Acquisition. Since 1994, no single advertiser has accounted for more than 10% of the Company's gross advertising revenues. Approximately 98.5% of Univision's gross revenues for each of 1995, 1996 and the first nine months of 1997 consisted of Network, national spot and local advertising revenues.

    NETWORK ADVERTISING. Network advertising revenues represented 50.6% and 48.5% of the Company's gross revenues in 1996 and the nine months ended September 30, 1997, respectively. The Company attracts advertising expenditures from diverse industries, with advertising for food and beverages, personal care products, automobiles, other household goods and telephone services representing the majority of Network advertising.

    SPOT ADVERTISING. National spot advertising represents time sold to national and regional advertisers based outside a station's DMA. National spot advertising revenues represented 15.6% and 18.2% of the Company's gross revenues for 1996 and the nine months ended September 30, 1997, respectively. National spot advertising primarily comes from new advertisers wishing to test a market and advertisers who are regional retailers and manufacturers without national distribution. To a lesser degree, national spot advertising comes from advertisers who have the need to enhance network advertising in a given market. National spot advertising is the means by which most new national and regional advertisers begin marketing to Hispanics.

    LOCAL ADVERTISING. Local advertising revenues are generated by both local merchants and service providers and regional and national businesses and advertising agencies located in a particular DMA. Local advertising revenues represented 32.3% and 31.8% of the Company's gross revenues for 1996 and the nine months ended September 30, 1997, respectively.

MARKETING

    The Company increased by 68% the number of its marketing professionals from 146 at December 31, 1994 to 245 at September 30, 1997, including approximately 45 employees hired in connection with the acquisition of the Chicago, Sacramento, Houston O&Os and Galavision. The Company's account executives are divided into three groups: Network sales; national spot sales; and local sales. The account executives responsible for Network sales target and negotiate with accounts that advertise nationally. The national spot sales force represents Broadcast Affiliates for all sales placed from outside their respective DMAs. The local sales force represents an O&O for all sales placed from within its DMA.

    In addition, the Company's sales department utilizes research, including both ratings and demographic information analyzed by the Company's research department, to negotiate sales contracts as well as target major national advertisers that are not purchasing advertising time or who are under-purchasing advertising time on Spanish-language television.

    The Company maintains Network and national sales offices in Atlanta, Chicago, Dallas, Detroit, Irvine (California), Los Angeles, Miami, New York, San Antonio and San Francisco.

COMPETITION

    The broadcasting and cable business is highly competitive. Competition for advertising revenues is based on the size of the market that the particular medium can reach, the cost of such advertising and the effectiveness of such medium. The Company believes that it is competitive in the size of market it reaches and the cost and effectiveness of advertising time it sells.

    The Company competes for viewers and revenues with other Spanish-language and English-language television stations and networks, including the four principal English-language television networks, ABC, CBS, NBC and Fox, and in certain cities, UPN and WB. Certain of these English-language networks and others have begun producing Spanish-language programming and simulcasting certain programming in English and Spanish. Several cable broadcasters have recently commenced or announced their intention to commence, Spanish-language services as well. The Company also competes for viewers and revenues with independent television stations, other video media, suppliers of cable television programs, direct broadcast systems (including two which were started in 1996 for broadcast outside the United States and in which Televisa and Venevision have substantial interests), newspapers, magazines, radio and other forms of entertainment and advertising. The Univision Affiliates located near the Mexican border also compete for viewers with television stations operated in Mexico, many of which are affiliated with a Televisa network and owned by Televisa.

    The Company's Restated Certificate of Incorporation allows the Company to engage in all media related business. However, neither Televisa nor Venevision will be required to offer opportunities to the Company other than those involving Spanish-language television broadcasting or a Spanish-language television network in the United States. Consequently, the Company could compete directly with Televisa and Venevision, two of its Principal Stockholders, in other media and languages. Televisa currently publishes and distributes Spanish-language publications and sells Spanish-language recorded music in the United States. See "Certain Transactions--Participation Agreement."

    Telemundo is the Company's largest competitor that broadcasts Spanish-language television programming. As of September 30, 1997, Telemundo served 60 markets in the United States as well as the Puerto Rican market, and reached approximately 85% of all Hispanic Households. In most of the Company's DMAs, the Univision Affiliate competes directly with a station owned by or affiliated with Telemundo. In November 1997, a venture formed by affiliates of Apollo Management L.P., Bastion Capital Fund, and their strategic partners, the Sony Pictures Entertainment unit of Sony Corp. and Liberty Media Group, reported that it had entered into a definitive agreement to acquire Telemundo. The Company cannot predict the effect of such acquisition on Telemundo's competitive position vis-a-vis the Company.

    Televisa has agreed with several partners, each of whom has substantial assets, to develop and operate a DBS venture, which will have a variety of program services, including program services supplied by Televisa. Televisa is required to offer the Company the opportunity to acquire a 50% economic interest in Televisa's interest in the joint venture to the extent it relates to United States Spanish-language broadcasting. While the Company believes that the Company will be offered such an interest, the Company has not received any indication as to what the business terms relating to such interest would be. Accordingly, the Company is not in a position to state whether it would accept such an offer. If the venture secures a significant viewership among Hispanic Households, it could have a material adverse effect on Univision's financial condition and results of operations, even if Univision decides to acquire this 50% economic interest. For a description of a dispute in this regard, see "Risk Factors--Potential Competition with Other Broadcasters Using Televisa Programming" and "Risk Factors--Substantial Competition."

    The rules and policies of the FCC also encourage increased competition among different electronic communications media. As a result of rapidly developing technology, the Company may experience increased competition from other free or pay systems by which information and entertainment are delivered to consumers, such as direct broadcast satellite and video dial tone services. See "Risk Factors-- Impact of New Technologies; Potential Cost of Spectrum."

MATERIAL PATENTS, TRADEMARKS, LICENSES, FRANCHISES AND CONCESSIONS

    In the course of its business, the Company uses various trademarks, trade names and service marks, including its logos in its advertising and promotions. The Company believes the strength of its trademarks, trade names and service marks are important to its business and intends to continue to protect and promote its marks as appropriate. The Company does not hold or depend upon any material patent, government license, franchise or concession, except the licenses granted by the FCC to the O&Os.

EMPLOYEES

    As of December 31, 1997, the Company employed approximately 1,500 full-time employees. At December 31, 1997, approximately 14% of the Company's employees, located at Chicago, Los Angeles, San Francisco and New York were represented by unions.

    The collective bargaining agreements covering the union employees of the Chicago, Los Angeles, and New York O&Os expire beginning in 1999. Negotiations for the San Francisco and New York O&O collective bargaining agreements have not yet been concluded.

    Management believes that its relations with its non-union and union employees, as well as with the union representatives, are good.

FEDERAL REGULATION AND NEW TECHNOLOGIES

    The ownership, operation and sale of TV stations, including those licensed to subsidiaries of the Company, are subject to the jurisdiction of the FCC under authority granted it pursuant to the Communications Act of 1934, as amended (the "Communications Act"). Matters subject to FCC oversight include, but are not limited to, the assignment of frequency bands for broadcast television; the approval of a TV station's frequency, location and operating power; the issuance, renewal, revocation or modification of a TV station's FCC license; the approval of changes in the ownership or control of a TV station's licensee; the regulation of equipment used by TV stations; and the adoption and implementation of regulations and policies concerning the ownership, operation and employment practices of TV stations. The FCC has the power to impose penalties, including fines or license revocations, upon a licensee of a TV station for violations of the FCC's rules and regulations.

    PROGRAMMING AND OPERATION. The Communications Act requires broadcasters to serve the "public interest." Since the late 1970s, the FCC gradually has relaxed or eliminated many of the more formalized procedures it had developed to promote the broadcast of certain types of programming responsive to the needs of a station's community of license. However, broadcast station licensees continue to be required to present programming that is responsive to local community problems, needs and interests and to maintain certain records demonstrating such responsiveness. Complaints from viewers concerning a station's programming often will be considered by the FCC when it evaluates license renewal applications of a licensee, although such complaints may be filed at any time and generally may be considered by the FCC at any time. Stations also must follow various rules promulgated under the Communications Act that regulate, among other things, political advertising, sponsorship identifications, the advertisement of contests and lotteries, programming directed to children, obscene and indecent broadcasts and technical operations, including limits on radio frequency radiation. In addition, most broadcast licensees, including the Company's licensees, must develop and implement affirmative action programs designed to promote equal employment opportunities and must submit reports to the FCC with respect to these matters on an annual basis and in connection with a license renewal application.

    LICENSE RENEWAL. Under new FCC rules adopted in January 1997 to implement the Telecom Act, television station licenses generally will be issued for an initial period of eight years, subject to renewal upon application therefor. The FCC will ordinarily renew broadcast licenses for the maximum eight-year term (subject to short-term renewals in certain circumstances, such as those involving serious violations of FCC rules by the licensee). The changes apply to all license renewals granted after the date the new rules were adopted (regardless of when the renewal application was filed), as well as retroactively to licenses for which the renewal application was filed on or after October 1, 1995 if the renewal was granted prior to the date the new rules were adopted.

    With respect to broadcast renewal applications filed after May 1, 1995, the FCC adopted new rules on April 12, 1996 to implement certain statutory changes effected by the Telecom Act. Under these new rules, no person may submit a competing application for the frequency licensed to the renewal applicant unless and until the FCC has determined that the incumbent is not qualified to continue to hold the license. However, during a certain period while the renewal application is still pending, petitions to deny the renewal application may be filed with the FCC. In recent years, representatives of various community groups and others often have filed petitions to deny renewal applications of broadcast stations. The FCC will grant the renewal application and dismiss the petitions to deny if it determines that the licensee meets statutory renewal standards based on a review of the preceding license term.

    Set forth below are the license expiration dates of each O&O:

                          O&O LICENSE EXPIRATION DATES

DMA                                                          STATION LICENSE   EXPIRATION DATE
----------------------------------------------------------  -----------------  ---------------
Albuquerque...............................................  KLUZ                    10/01/98
Albuquerque...............................................  K48AM(a)                10/01/98
Austin....................................................  K30CE(a)                10/01/98
Bakersfield...............................................  KUVI                    12/01/98
Bakersfield...............................................  KABE-LP(a)               4/01/98
Chicago...................................................  WGBO                    12/01/05
Dallas/Fort Worth.........................................  KUVN                     8/01/98
Fort Worth................................................  KUVN-LP(a)              10/01/98
Fresno....................................................  KFTV                    12/01/98
Hartford..................................................  W47AD(a)                 6/01/98
Houston...................................................  KXLN                     8/01/98
Los Angeles...............................................  KMEX                    12/01/98
Miami.....................................................  WLTV                     2/01/05
New York..................................................  WXTV                     6/01/99
Philadelphia..............................................  WXTV-LP(a)               6/01/98(b)
Phoenix...................................................  KTVW                    10/01/98
Sacramento................................................  KUVS                    12/01/98
San Antonio...............................................  KWEX                     8/01/98
Santa Rosa................................................  KGTZ-LP                 12/01/98
San Francisco.............................................  KDTV                    12/01/98
Tucson....................................................  K40AC(a)                 4/18/98(c)

------------------------------

(a) Low-power O&O.

(b) The Philadelphia station (formerly W35AB) is currently operating pursuant to a special temporary authorization.

(c) The Tucson station is currently operating pursuant to a special temporary authorization as K52AO.

    In each case, renewal applications must be filed with the FCC at least four months before the expiration date of the license, and any petitions to deny must be filed at least one month prior to the expiration date. The FCC usually does not act on renewal applications until after the expiration date, and in the interim, the licenses remain in effect. The Company is not aware of any reason why any license renewal applications timely filed with the FCC would not be granted.

    OWNERSHIP RESTRICTIONS. The Communications Act prohibits the assignment of a broadcast license or the transfer of control of a broadcast license without prior FCC approval. The Communications Act also generally prohibits a licensee from having more than 20% of its capital stock owned or voted by foreign nationals, foreign governments, or the representatives of either (each a "Foreign Interest"). A Licensee may not be organized under the laws of a foreign country. Absent a grant of special authority by the FCC, any company that directly or indirectly controls a broadcast licensee may not be organized under the laws of a foreign country, and may not have more than 25% of its capital stock owned or voted by foreign nationals or foreign governments or by representatives of foreign nationals or foreign governments. Under the Communications Act, a broadcast license may not be granted to or held by a Foreign Interest if the FCC finds that the public interest will be served by the refusal or revocation of such license. The FCC has interpreted this provision to require an affirmative public interest finding before a broadcast license may be granted to or held by any such Foreign Interest. The FCC has rarely made such an affirmative finding. As presently organized, the Company complies with these restrictions. In particular, the Company's Restated Certificate of Incorporation contains provisions that permit the Company to redeem any shares of capital stock other than Class T and Class V Common Stock owned by Foreign Interests and to take other actions necessary to ensure its compliance with the foreign ownership restrictions of the Communications Act and related FCC rules.

    The FCC's "multiple ownership" rules generally provide that a license for a television station will not be granted if the applicant (or a party with an "attributable interest" in the applicant) owns, or has an "attributable interest" in, another station of the same type which covers a similar service area. As directed by the Telecom Act, the FCC is conducting various rulemaking proceedings to determine whether to change its attribution rules and whether to retain, modify, or eliminate its limitations on the number of television stations that a person or entity may own, operate, or control, or have an "attributable interest" in, within the same television market. Under its duopoly regulations, the FCC prohibits ownership interests in television stations with overlapping signals of specified strengths. In November 1996, the FCC proposed to relax this prohibition to permit, under certain conditions, common ownership of television stations with greater signal overlap. The FCC is implementing the proposed standard on an interim, conditional basis pending the outcome of the rulemaking proceedings. Among the options being considered are proposals to increase the signal strength permitted before a prohibited overlap occurs, to permit a single entity to own two UHF television stations in the same television market, and to permit a single entity to own one UHF and one VHF television station in the same market. Substantially all Univision Affiliates operate in the UHF band. Whether, or when, the FCC will adopt such changes in its regulations is unknown.

    The FCC recently conformed its national television station multiple ownership rules with the Telecom Act. Specifically, a single entity may hold "attributable interests" in an unlimited number of U.S. television stations provided that those stations operate in markets containing cumulatively no more than 35% of the television homes in the U.S. For this purpose, only 50% of the television households in a market are counted towards the 35% national restriction if the owned station is a UHF station (as are the O&Os). An FCC rulemaking is under way to address how to measure audience reach, but further analysis of the "UHF discount" is being deferred until 1998 as part of the FCC's biennial review of the broadcast rules mandated by the Telecom Act. None of the Principal Stockholders presently holds attributable interests in any other U.S. television stations.

    The FCC's rules provide that, with certain exceptions, the power to vote or control the vote of 5% or more of the outstanding voting stock of a licensee is the test for determining whether an entity has an "attributable interest" in a licensee's stations for purposes of the multiple ownership rules. However, the FCC's rules permit certain passive institutional investors (I.E., qualifying investment companies, insurance companies or bank trust departments) to vote or control the vote of up to 10% of the outstanding voting stock of a broadcast company before they will be deemed to have an "attributable interest." In March 1992, the FCC initiated a proceeding to consider, INTER ALIA proposals (i) to increase the general "attributable interest" threshold to 10% of the outstanding voting stock of a broadcast licensee and (ii) to increase the threshold for certain passive institutional investors to 20%. The FCC has taken no final action in that proceeding.

    The FCC recently conformed its "dual network rule" with the Telecom Act. Under these new rules, a broadcast licensee may affiliate with an entity that maintains two or more networks of television broadcast stations UNLESS such multiple networks are composed of (i) two or more network entities meeting a specific definition of a network as of February 8, 1996, or (ii) a network meeting such definition and certain other English-language program distribution services. The Network does not fall into either category.

    The Telecom Act also modified the general prohibitions on network-cable cross-ownership so as to permit television networks to own cable systems.

    NETWORK AFFILIATE ISSUES. Several FCC rules impose restrictions on network affiliation agreements. Among other things, those rules prohibit a television station from entering into any affiliation agreements that (i) require the station to clear time for network programming that the station had previously scheduled for other use, (ii) preclude the preemption of any network programs that the station believes are unsuitable for its audience, or (iii) preclude the station from substituting for network programming a program that it believes is of greater local or national importance.

    In addition, the FCC is currently reviewing several of its rules governing the relationship between broadcast television networks and their affiliates. Specifically, the FCC is reviewing four rules including (i) the "right to reject rule," which provides that affiliation arrangements between a broadcast network and a broadcast licensee generally must permit the licensee to reject programming provided by the network, (ii) the "time option rule," which prohibits arrangements whereby a network reserves an option to use specified amounts of an affiliate's broadcast time, (iii) the "exclusive affiliation rule," which prohibits arrangements that forbid an affiliate from broadcasting the programming of another network, and (iv) the "network territorial exclusivity rule," which proscribes arrangements whereby a network affiliate may prevent other stations in its community from broadcasting programming the affiliate rejects, and arrangements that inhibit the ability of stations outside of the affiliate's community to broadcast network programming.

    The FCC's so-called "spot sale rule" prohibits a network from representing its affiliates in the sale of non-network advertising time unless such affiliates are owned by or under common control with the network. In late 1990, the FCC granted a permanent waiver to the Company's predecessor permitting non-owned and operated affiliates of the Network to be represented by the Network in the spot sales market. In 1992, as part of its approval of the Acquisition, the FCC granted the Company's request to extend the permanent waiver of the spot sale rule so as to permit the Network to continue to act as a national sales representative for each Univision Affiliate.

    ADVANCED TELEVISION TECHNOLOGY. At present, U.S. television stations broadcast signals using the "NTSC" system, named for the National Television Systems Committee, an industry group established in 1940 to develop the first U.S. television technical broadcast standards. The FCC in late 1996 approved a digital television ("DTV") technical standard to be used by television broadcasters, television set manufacturers, the computer industry and the motion picture industry. This digital television standard will allow the simultaneous transmission of multiple streams of digital data on the bandwidth presently used by a normal analog channel. It will be possible to broadcast one "high definition" channel ("HDTV") with visual and sound quality superior to present-day television or several "standard definition" channels ("SDTV") with digital sound and pictures of a quality slightly better than present television; to provide interactive data services, including visual or audio transmission, or multiple channels simultaneously; or to provide some combination of these possibilities on the multiple channels allowed by DTV. In April 1997, the FCC announced that it would allocate to every existing television broadcaster one additional channel to be used for DTV during the transition between present-day analog television and DTV. Broadcasters will not be required to pay for this new DTV channel, but will be required to relinquish their present analog channels when the transition to DTV is complete.

    The FCC presently plans for the DTV transition period to end by 2006; at that time, broadcasters will be required to return their present channels to the FCC. The FCC has already begun issuing construction permits to build DTV stations. The FCC has recently issued regulations with respect to DTV allocations and interference criteria which are not yet final, and other aspects of the DTV regulatory framework have not yet been established. The FCC is expected to apply to DTV the rules applicable to analogous services in other contexts, including those rules that require broadcasters to serve the public interest and may seek to impose additional programming or other requirements on DTV service. While broadcasters will not have to pay for the additional DTV channel itself, the FCC has proposed that fees will be imposed upon broadcasters if they choose to use the DTV channel to provide paid subscription services to the public. Neither the Telecom Act nor the recent Supreme Court decision upholding the "must carry" statute resolves the applicability of the "must carry" rules to DTV; the FCC is expected to begin proceedings on this issue soon.

    Under certain circumstances, conversion to DTV operations may reduce a station's geographical coverage area. In addition, the FCC's current implementation plan would maintain the secondary status of low-power stations in connection with its allotment of DTV channels. The FCC has acknowledged that DTV channel allotment may involve displacement of existing low-power stations, particularly in major television markets. Accordingly, the Company's low-power Broadcast Affiliates may be materially adversely affected.

    In addition, it is not yet clear when and to what extent DTV or other digital technology will become available through the various media; whether and how television broadcast stations will be able to avail themselves of or profit by the transition to DTV; how channel, tower height and power assignments will be configured so as to allow that transition; the extent of any potential interference with analog channels; whether viewing audiences will make choices among services upon the basis of such differences; whether and how quickly the viewing public will embrace the cost of the new digital television sets and monitors; to what extent the DTV standard will be compatible with the digital standards adopted by cable and other multi-channel video programming services; or whether significant additional expensive equipment will be required for television stations to provide digital service, including HDTV and supplemental or ancillary data transmission services. Pursuant to the Telecom Act, the FCC must conduct a ten-year evaluation regarding public interest in advanced television, alternative uses for the spectrum and reduction of the amount of spectrum each licensee utilizes. Many segments of the industry are also intensely studying these advanced technologies. There can be no assurances as to the answers to these questions or the nature of future FCC regulation.

    DIRECT BROADCAST SATELLITE SYSTEMS. There are currently in operation several DBS systems that serve the United States, and it is anticipated that additional systems will become operational over the next several years. Furthermore, several Spanish-language DBS systems are underway to serve various parts of Latin America and some of such systems are expected to have signals which will spill over into the southern U.S. or in certain cases, cover most or all of the continental United States. DBS systems provide programming on a subscription basis to those who have purchased and installed a satellite signal receiving dish and associated decoder equipment. DBS systems claim to provide visual picture quality comparable to that found in movie theaters and aural quality comparable to digital audio compact discs. DBS systems do not, except in certain instances, provide the signals of traditional over-the-air broadcast stations, and thus are generally restricted to providing the programming of premium services such as HBO and other traditionally cable-oriented satellite programming services. In the future, competition from DBS systems could have a material adverse effect on the financial condition and results of operations of the Company.

    RECENT DEVELOPMENTS, PROPOSED LEGISLATION AND REGULATION. Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation and ownership of the Company's broadcast properties. In addition to the changes and proposed changes noted above, such matters include, for example, spectrum use fees, political advertising rates, potential restrictions on the advertising of certain products (hard liquor, beer and wine, for example), and the rules and policies to be applied in enforcing the FCC's equal employment opportunity regulations. Other matters that could affect the Company's broadcast properties include technological innovations and developments generally affecting competition in the mass communications industry.

    The foregoing does not purport to be a complete summary of all the provisions of the Communications Act, or the Telecom Act, or of the regulations and policies of the FCC thereunder. Proposals for additional or revised regulations and requirements are pending before and are being considered by Congress and federal regulatory agencies from time to time. Management is unable at this time to predict the outcome of any of the pending FCC rulemaking proceedings referenced above, the outcome of any reconsideration or appellate proceedings concerning any changes in FCC rules or policies noted above, the possible outcome of any proposed or pending Congressional legislation, or the impact of any of those changes on Univision's broadcast operations.

LEGAL PROCEEDINGS

    The Company is involved in certain litigation arising in the ordinary course of business. Management has accrued amounts it believes are reasonable and any amounts in excess of those accruals, either alone or in the aggregate, would not be material to the Company. See Note 8 to Notes to Consolidated Financial Statements.

                                   MANAGEMENT

    The directors and executive officers of the Company as of December 31, 1997 are as follows:

NAME                                           AGE                                  POSITION
-----------------------------------------      ---      -----------------------------------------------------------------
A. Jerrold Perenchio.....................          67   Chairman of the Board and Chief Executive Officer

Henry Cisneros...........................          50   President, Chief Operating Officer and Class A/P Director

George W. Blank..........................          46   Executive Vice President and Chief Financial Officer

Robert V. Cahill.........................          66   Vice President and Secretary

Ray Rodriguez............................          46   President, Chief Operating Officer of the Network and Class A/P
                                                        Director

Gustavo Cisneros.........................          52   Class V Director

Lawrence W. Dam..........................          51   Class T Director

Harold Gaba..............................          51   Class A/P Director

Alan F. Horn.............................          54   Class A/P Director

John G. Perenchio........................          42   Class A/P Director

Alejandro Rivera.........................          54   Alternate Class V Director

Emilio Romano............................          32   Alternate Class T Director

    Mr. A. Jerrold Perenchio has been the Chairman of the Board and Chief Executive Officer of the Company since the Acquisition in 1992. From the consummation of the Acquisition through January 27, 1997 he was also the Company's President. Mr. Perenchio has owned and been active in Chartwell Partners since it was formed in 1983. Chartwell Partners is an investment firm that is active in the media and communications industry. Mr. Perenchio has over 25 years of experience in the U.S. media and communications industry. During his career, Mr. Perenchio has been the chief executive officer of a number of successful entities involved in the production and syndication of television programming and from 1975 to 1986 owned and operated Spanish-language television stations in Los Angeles and New York. A. Jerrold Perenchio is John G. Perenchio's father.

    Mr. Henry Cisneros joined the company on January 27, 1997 and serves as the President and Chief Operating Officer. From January 1993 through January 1997, Mr. Cisneros was the Secretary of the U.S. Department of Housing and Urban Development. As a member of the President's Cabinet, Secretary Cisneros was assigned America's housing and community development portfolio. Prior to joining the cabinet, he was Chairman of Cisneros Asset Management Company, a fixed income money management firm operating nationally. In 1981, Mr. Cisneros became the first Hispanic mayor of a major U.S. city when he was elected Mayor of San Antonio, the nation's 10th largest city, where he served four terms until 1989. Mr. Cisneros has served as President of the National League of Cities, Chairman of the National Civic League, Deputy Chair of the Federal Reserve Bank of Dallas, and as a board member of the Rockefeller Foundation. After an investigation by Independent Counsel, Mr. Cisneros was accused in a federal indictment in December 1997 of violating certain federal statutes. Mr. Cisneros is accused of making false statements, obstructing justice, and conspiring to mislead in connection with his appointment as Secretary of the U.S. Department of Housing and Urban Development. Mr. Cisneros was arraigned on January 8, 1998 and pled not guilty. Mr. Cisneros has informed the Company that he will defend himself vigorously. Henry Cisneros is not related to Gustavo Cisneros.

    Since the Acquisition in 1992, Mr. Blank has been Executive Vice President and Chief Financial Officer of UTG and, since 1995, Chief Financial Officer of the Network. Mr. Blank joined Hallmark Cards Incorporated in March 1987 as a consultant. In September 1987, he became Vice President, Finance and

Chief Financial Officer of Univision Holdings, Inc., the Company's predecessor ("UHI"). In addition, from May 1992 through the Acquisition, Mr. Blank held the position of Chief Operating Officer of UTG.

    Mr. Cahill has been the Secretary and a Vice President of the Company since the Acquisition in 1992. Mr. Cahill has been Executive Vice President and General Counsel of Chartwell Partners, an affiliate of Perenchio, since 1985. While at Chartwell Partners, he has also been the Vice President of various other corporations and partnerships affiliated with Perenchio that, among other things, engage in businesses in the media and communications industry. Mr. Cahill has been an associate of Mr. Perenchio for 25 years.

    Mr. Rodriguez has been President and Chief Operating Officer of the Network since December 1992. In August 1990 Mr. Rodriguez joined the Network's predecessor as Vice President and Director of Talent Relations. In September 1991, he became Senior Vice President and Operating Manager of the Network. In May 1992, Mr. Rodriguez became President and Chief Executive Officer of UHI. Prior to joining UHI, he owned and operated a management consulting and production company that produced Spanish language television programs. From 1983 to 1989, he was Julio Iglesias' manager and Chief Executive Officer of that performer's organization.

    Mr. Gaba has been President and CEO of ACT III Communications, Inc., a multi-media communications company with interests in theatrical exhibition, television and motion picture production, and broadcasting since August 1990. Since November 1992, he has also served as CEO and a director of ACT III Theatres, ACT III Broadcasting, and of certain other affiliates of ACT III Communications. From 1988 to 1995, Mr. Gaba was a partner of Hark Television Corporation, a broadcast management company.

    Mr. Horn has been Chairman and Chief Executive Officer of Castle Rock Entertainment since January 1994. Mr. Horn has also been a member of the Executive Committee and the Planning Committee of Turner Broadcasting Systems, Inc. since January 1994. From 1987 until January 1994, Mr. Horn was the Chairman of the Management Committee of Castle Rock Entertainment. From 1985 to 1987, Mr. Horn was the President and Chief Operating Officer of Twentieth Century Fox Film Corporation. Prior to such time, he was an executive of Embassy Communications and its predecessor, TAT Communications Company, and Tandem Productions. From 1982 to 1985 he served as Chief Executive Officer and Chairman of the Board of Directors of Embassy.

    Mr. John G. Perenchio has been an executive at Chartwell Partners and Vice President of Malibu Bay Company (a real estate development and management company) since 1990. In August, Mr. Perenchio also became President of Ultimatum Music, LLC (a record and music publishing company). From 1985 to 1990 he was a Business Affairs executive and subsequently a Director of Contemporary Music at Triad Artists, Inc. John G. Perenchio is the son of A. Jerrold Perenchio.

    For more than five years, Mr. Gustavo Cisneros has been a direct or indirect beneficial owner of interests in and a director of certain of the companies that own or are engaged in a number of diverse commercial enterprises, principally in Venezuela, the United States, Brazil, Chile and Mexico (the "Cisneros Group"), including Venevision. Mr. Cisneros is Chairman of the Board of Directors of Pueblo Xtra International, Inc., a member of the Board of Directors of Evenflo & Spalding Holdings Corporation and a member of the Board of Directors of RSL Communications, Ltd. Gustavo Cisneros is not related to Henry Cisneros.

    Mr. Dam has been President and Chief Operating Officer of Televisa International, LLC and its predecessor, Univisa, Inc., both wholly-owned subsidiaries of Televisa, since 1993. From 1987 to 1993 he was Vice President and General Counsel of Univisa, Inc. From 1963 to 1988, Univisa, Inc. and its predecessors owned and operated the Univision Network.

    Mr. Rivera has served in executive positions with companies in the Cisneros Group since 1976, including Venevision. Mr. Rivera is a member of the Board of Directors of Pueblo Xtra International, Inc.

    Mr. Romano joined Televisa in June 1995. Until April 1997 he was responsible for mergers and acquisitions and new project development. In April 1997, Mr. Romano was appointed Vice President of

International Affiliates for Televisa. From January 1993 until March 1995, Mr. Romano served as General Director of Revenue Policy and International Fiscal Affairs, and then as Federal Fiscal Attorney, in the Mexican Ministry of Finance. Mr. Romano headed the representative office of the Mexican Ministry of Finance in Washington, D.C. from May 1991 until December 1992.

                              CERTAIN TRANSACTIONS

    While the following is a description of the material terms of certain agreements among the Principal Stockholders, the descriptions set forth below do not purport to be a complete summary of all such agreements.

PROGRAM LICENSE AGREEMENTS

    For a discussion of programming provisions of the Program License Agreements, see "Business-- Program License Agreements." Additionally, pursuant to the Program License Agreements, Televisa and Venevision have the right to use, without charge, advertising time that is not sold to advertisers or used by the Company. There are limitations on the ability of Televisa and Venevision to use such time for telemarketing products and such time may be preempted to the extent sold to a paying advertiser. Televisa and Venevision may each also purchase for its own use non-preemptable time at the lowest spot rate for the applicable time period.

INTERNATIONAL PROGRAM RIGHTS AGREEMENT

    The Company has also granted Televisa and Venevision certain rights to exploit various programming produced by the Company or its subsidiaries on a royalty-free basis. These rights cover all countries outside of the U.S. for programs produced prior to the Initial Offering, or that replace such programs ("Grandfathered Programs") and cover Mexico and Venezuela for all other programs. For Grandfathered Programs, the rights described above will revert back to the Company from Televisa or Venevision when the applicable Program License Agreement terminates. For other programs, Televisa's or Venevision's rights revert back to the Company when the entity owns less than 30% of the securities that it owned on the date of the Initial Offering.

PARTICIPATION AGREEMENT

    Pursuant to a Participation Agreement (the "Participation Agreement"), Perenchio, Televisa and Venevision have also agreed that none of them will enter into certain transactions involving Spanish-language television broadcasting or a Spanish-language television network without first offering the Company the opportunity to acquire a 50% economic interest. The Participation Agreement provides that if the Company elects to participate in any of these transactions, the offeror party will have substantial control over management of such transaction.

WARRANTS

    In connection with the Acquisition, Televisa and Venevision were issued Warrants to purchase Common Stock, which if exercised would have increased the ownership of each of them in the Company to 25%. The Warrants are not exercisable unless it is lawful for the holder to own the number of shares issuable as a result of such exercise and such exercise would not violate the Communications Act. Subject to applicable securities laws, the Warrants are freely transferable. The Warrants are exercisable for Class T Common Stock and Class V Common Stock, as the case may be. However, at the option of Televisa or Venevision, or if the Warrants are not held by Televisa or Venevision or their permitted transferees, the Warrants are exercisable for Class A Common Stock. As part of the Reorganization, the Warrants were adjusted so that after the Initial Offering they were exercisable for Common Stock at an exercise price of $0.064 per share. If fully exercised and all options were exercised and the Series A Preferred were converted, Televisa and Venevision would each own 20.0% of the Common Stock of the Company.

REGISTRATION RIGHTS AGREEMENT

    All existing stockholders as of the Initial Offering are entitled to certain rights with respect to the registration of their shares under the Securities Act. Under the terms of the Registration Rights Agreement, Perenchio has the right to cause the Company to file registration statements with respect to Perenchio's Common Stock on four separate occasions and each of Televisa and Venevision will have the right to cause the Company to register their shares of Common Stock on two separate occasions. Perenchio has used one of his four demands in this Offering. Additionally, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of others, each of the Principal Stockholders, and each other party to the Registration Rights Agreement (including the USP Partnerships), is entitled, subject to certain limitations and exceptions, to notice of such registration and is entitled to include shares of Common Stock therein. In addition, at any time after the Company becomes eligible to file registration statements on Form S-3 under the Securities Act, the existing stockholders may request that the Company file a registration statement on Form S-3 with respect to their shares of Common Stock, provided that the registration statement with respect to such offering shall contain only the information required by such Form S-3, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. In general, all fees, costs and expenses of such registration (other than underwriting fees and commissions) will be borne by the Company except for registration statements under Form S-3 which contain no more than the information required by such form, in which case such registration expenses will be borne by the persons registering securities under such registration statements.

NEW CO-PRODUCTION AGREEMENT

    The Company has recently agreed in principle with Televisa to co-produce a maximum of 800 hours of non-NOVELA programming for airing during the 12 months commencing October 1, 1998. The cost is estimated to be approximately $20 million and will be shared equally by the two parties. Decisions as to which programs to produce and the place of production will be made jointly by the parties. Televisa will have all rights to these programs in Mexico, the Company will have all rights in the United States and international syndication revenues will be split equally. Development of programs is expected to commence in the first quarter of 1998 and the first programs are expected to be delivered in the last quarter of 1998. There can be no assurance that a definitive agreement will be entered into or, if entered into, that the programs will be successful.

REIMBURSEMENT ARRANGEMENT

    Univision has agreed to reimburse Chartwell Partners LLC, an affiliate of A. Jerrold Perenchio, for compensation of certain Chartwell employees who devote substantially all of their time to Univision activities. In 1997, Univision reimbursed Chartwell approximately $852,000 for one-half of the salary and all of the bonus and payroll taxes relating to Univision's Vice President, Bob Cahill and the salary bonus and payroll taxes of support staff.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth, as of December 31, 1997, information relating to the beneficial ownership of the Company's voting securities as of December 31, 1997 (giving effect to the two-for-one stock split effective January 12, 1998), by (i) the Selling Stockholders, (ii) each person who is known by the Company to own beneficially 5% or more of the outstanding shares of any class of the Common Stock, (iii) each of the Company's directors and executive officers who own any shares of any class of the Common Stock, and (iv) all directors and executive officers as a group. Since the Class P Common Stock has 10 votes per share on substantially all matters submitted to stockholders, Mr. A. Jerrold Perenchio and his affiliates will have, after the issuance of the shares offered hereby, 83.6% of the voting power of the Class A, Class P Common Stock and Series A Preferred and 78.5% of the voting power of all Common Stock and Preferred Stock outstanding. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of the Company's voting securities shown as beneficially owned by them, subject to community property laws where applicable. Please see the footnotes below for the disclosure required by the Securities Exchange Act of 1934 for each of the parties listed below. Because the Class P, Class T and Class V Common Stock and the Series A Preferred can be converted to Class A Common Stock at any time, the Company is presenting the information below based on such conversions.

                                                              NUMBER OF SHARES OF
                                                                CLASS A COMMON      PERCENT OF CLASS A
                                                              STOCK BENEFICIALLY       COMMON STOCK        SHARES
                                                                     OWNED          BENEFICIALLY OWNED   OFFERED IN
NAME AND ADDRESS(A)                         TITLE OF CLASS    PRE-OFFERING(B)(C)     PRE-OFFERING(C)      OFFERING
----------------------------------------  ------------------  -------------------   ------------------   -----------
A. Jerrold Perenchio(a) ................  Class A and         43,366,670(d)(e)             50.4%          20,440,000
                                          Class P
                                          Common Stock
Grupo Televisa, S.A. ...................  Class T              8,918,582(e)(f)             10.4              --
  Avenida Chapultepec,                    Common Stock
  No. 28 06724 Mexico, D.F.
  Mexico
Venevision .............................  Class V              8,918,582(e)(f)(i)          10.4              --
  c/o Finser Corporation                  Common Stock
  550 Biltmore Way, Suite 900
  Coral Gables, Florida 33134
Janus Capital Corporation ..............  Class A              2,897,300(g)                 3.4              --
  100 Fillmore Street                     Common Stock
  Denver, Colorado
  80206-4973
Putnam Investments, Inc. ...............  Class A              4,300,472(h)                 5.0              --
  One Post Office Square                  Common Stock
  Boston, Massachusetts 02109
The Davila Family, LLC .................  Class A, P, T and    3,573,954(e)(f)              4.1              560,000
  c/o Suite 2500                            V Common Stock
  One New York Plaza
  New York, New York 10004
Stephen P. Rader
  and Anne W. Rader ....................  Class A              2,241,526(k)                 2.6              --
  c/o Coldstream Capital, LLC             Common Stock
  865 South Figueroa Street
  Suite 700
  Los Angeles, California 90017
George W. Blank(a) .....................  Class A                183,000(m)              *                   --
                                          Common Stock
Robert V. Cahill(a) ....................  Class A                100,000(m)              *                   --
                                          Common Stock
Henry Cisneros(a) ......................  Class A                 66,666(m)              *                   --
                                          Common Stock
Harold Gaba(a) .........................  Class A                 21,000                 *                   --
                                          Common Stock
Alan F. Horn(a) ........................  Class A                 20,000                 *                   --
                                          Common Stock
John G. Perenchio(a) ...................  Class A                  6,600                 *                   --
                                          Common Stock
Ray Rodriguez(a) .......................  Class A                169,800(m)              *                   --
                                          Common Stock
Gustavo Cisneros .......................  N/A                          0(i)                   0              --
  c/o Finser Corporation
  550 Biltmore Way
  Suite 900
  Coral Gables, Florida 33134
Lawrence Dam ...........................  Class A                106,600(m)              *                   --
  c/o Televisa International, LLC         Common Stock
  7710 Haskell Avenue
  Van Nuys, California 91406
Alejandro Rivera .......................  Class A                100,000(m)              *                   --
  c/o Finser Corporation                  Common Stock
  550 Biltmore Way, Suite 900
  Coral Gables, Florida 33134
Emilio Romano ..........................  N/A                          0                      0              --
  Avenida Chapultapec
  No. 28
  06724 Mexico, D.F.
  Mexico
Chester and Naomi Smith ................  Series A               734,225(l)              *                   --
  c/o J. Wilmer Jensen, Esq.              Preferred
  1514 H Street
  Modesto, California 95354
All directors and
  executive officers as a group ........  Class A, Class P,   44,140,336(e)(f)(i)          51.3           20,440,000(d)
  (10 persons)                            Class T and
                                          Class V
                                          Common Stock

                                                                                     PERCENT OF CLASS A
                                                                                        COMMON STOCK
                                          NUMBER OF SHARES OF                        BENEFICIALLY OWNED
                                            CLASS A COMMON      PERCENT OF CLASS A     POST-OFFERING
                                          STOCK BENEFICIALLY       COMMON STOCK         ASSUMING ALL
                                              OWNED POST-       BENEFICIALLY OWNED      WARRANTS ARE
NAME AND ADDRESS(A)                         OFFERING(B)(C)       POST-OFFERING(C)       EXERCISED(J)
----------------------------------------  -------------------   ------------------   ------------------
A. Jerrold Perenchio(a) ................  22,926,670(d)(e)             26.5%                20.0%
Grupo Televisa, S.A. ...................   8,918,582(e)(f)             10.3                 19.7
  Avenida Chapultepec,
  No. 28 06724 Mexico, D.F.
  Mexico
Venevision .............................   8,918,582(e)(f)(i)          10.3                 19.7
  c/o Finser Corporation
  550 Biltmore Way, Suite 900
  Coral Gables, Florida 33134
Janus Capital Corporation ..............   2,897,300(g)                 3.4                  2.5
  100 Fillmore Street
  Denver, Colorado
  80206-4973
Putnam Investments, Inc. ...............   4,300,472(h)                 5.0                  3.7
  One Post Office Square
  Boston, Massachusetts 02109
The Davila Family, LLC .................   3,013,954(e)(f)              3.5                  2.6
  c/o Suite 2500
  One New York Plaza
  New York, New York 10004
Stephen P. Rader
  and Anne W. Rader ....................   2,241,526(k)                 2.6                  2.0
  c/o Coldstream Capital, LLC
  865 South Figueroa Street
  Suite 700
  Los Angeles, California 90017
George W. Blank(a) .....................     183,000(m)              *                    *
Robert V. Cahill(a) ....................     100,000(m)              *                    *
Henry Cisneros(a) ......................      66,666(m)              *                    *
Harold Gaba(a) .........................      21,000                 *                    *
Alan F. Horn(a) ........................      20,000                 *                    *
John G. Perenchio(a) ...................       6,600                 *                    *
Ray Rodriguez(a) .......................     169,800(m)              *                    *
Gustavo Cisneros .......................           0(i)                   0                    0
  c/o Finser Corporation
  550 Biltmore Way
  Suite 900
  Coral Gables, Florida 33134
Lawrence Dam ...........................     106,600(m)              *                    *
  c/o Televisa International, LLC
  7710 Haskell Avenue
  Van Nuys, California 91406
Alejandro Rivera .......................     100,000(m)              *                    *
  c/o Finser Corporation
  550 Biltmore Way, Suite 900
  Coral Gables, Florida 33134
Emilio Romano ..........................           0                      0                    0
  Avenida Chapultapec
  No. 28
  06724 Mexico, D.F.
  Mexico
Chester and Naomi Smith ................     734,225(l)              *                    *
  c/o J. Wilmer Jensen, Esq.
  1514 H Street
  Modesto, California 95354
All directors and
  executive officers as a group ........  23,700,336(e)(f)(i)          27.4                 20.1
  (10 persons)

                                                   (FOOTNOTES ON FOLLOWING PAGE)

(FOOTNOTES FOR PRECEDING PAGE)

------------------------------

 *  Represents less than one percent.

 (a) Unless otherwise indicated, the address of each executive officer and director is 1999 Avenue of the Stars, Suite 3050, Los Angeles, California 90067.

 (b) Each of A. Jerrold Perenchio and his affiliates ("Perenchio"), Grupo Televisa, S.A. de C.V. and its affiliates ("Televisa"), Corporacion Venezolana de Television, C.A. (Venevision) and its affiliates ("Venevision"), beneficially own 100% of the Class P Common Stock, Class T Common Stock and Class V Common Stock, respectively. Chester and Naomi Smith beneficially own 100% of the Series A Preferred.

 (c) Assumes that the Class P, Class T and Class V Common Stock outstanding is converted into Class A Common Stock on a share for share basis and assumes that the 12,000 shares of Series A Preferred have been converted into 734,225 shares of Class A Common Stock since this may be done at any time in accordance with their respective terms. Includes options exercisable within 60 days. For all persons listed other than The Davila Family, LLC, does not include the shares issuable upon exercise of the 28,321,640 Warrants that are outstanding. For The Davila Family, LLC, includes 1,443,940 and 883,940 shares of Class A Common Stock issuable upon exercise of Warrants pre-Offering and post-Offering, respectively. (see footnotes e and f below).

 (d) Includes 882,870 shares of Class P Common Stock beneficially owned by Margaret Perenchio, A. Jerrold Perenchio's wife, 440,000 of which are being sold in this Offering. Mr. Perenchio has the sole power to vote such shares pursuant to a proxy, but Mrs. Perenchio has sole power to dispose of or direct the disposition of such shares. Also includes 200 shares of Class A Common Stock owned by Mr. Perenchio.

 (e) Perenchio, Televisa and Venevision have each formed a partnership in which they are the general partner and The Davila Family, LLC is the managing general and limited partner. The partnership with Perenchio owns 1,191,318 shares of Class A Common Stock and 12,034 shares of Class P Common Stock. The partnerships with Televisa and Venevision each own 469,348 shares of Class A Common Stock and 4,742 shares of Class T and Class V Common Stock, respectively. The partnerships with Televisa and Venevision also each own Warrants to purchase 721,970 shares of Class A Common Stock and 7,292 shares of Class T and Class V Common Stock, respectively, of which 560,000 Warrants are being sold to the Underwriters, who will immediately exercise such Warrants and sell the underlying shares of Class A Common Stock in the Offering. The Davila Family, LLC has full dispositive and voting power over the shares of Class A Common Stock owned by the partnerships, and Perenchio, Televisa and Venevision each has full dispositive and voting power over the shares of Class P Common Stock, Class T Common Stock and Class V Common Stock owned by the partnership in which it is a partner. Based on a Schedule 13G dated February 14, 1997 filed by The Davila Family, LLC, it owned 13.3% of the Class A Common Stock outstanding as of such date. According to the
    Schedule 13G, The Davila Family, LLC disclaims beneficial ownership of the shares of the Company owned by any other person pursuant to Rule 13(d)(4) of the Securities Exchange Act of 1934, as amended.

 (f) Excludes 13,718,850 shares of Class T Common Stock and Class V Common Stock, respectively, issuable upon exercise of warrants beneficially owned by Televisa and Venevision, respectively. Such warrants may be exercised by the holder, so long as the aggregate shares owned by Televisa, Venevision and all non-U.S. aliens do not represent more than 25% of the outstanding stock.

 (g) Based on a report on Schedule 13G dated July 10, 1997, Janus Capital Corporation and/or its affiliates had shared voting and shared dispositive power over all such shares. Based on such Schedule 13G, Janus Capital Corporation owned 12.3% of the Class A Common Stock actually outstanding as of such date.

 (h) Based on a report on Schedule 13G/A dated July 10, 1997, Putnam Investments, Inc. and/or its affiliates had shared voting and shared dispositive power over all such shares. Based on such Schedule 13G/A, Putnam Investments, Inc. owned 18.2% of the Class A Common Stock actually outstanding as of such date.

 (i) A trust for the benefit of the family of Gustavo Cisneros and a trust for the benefit of the family of Ricardo Cisneros each owns a 50% indirect beneficial ownership interest in the equity of the Venevision affiliates that own these shares. These affiliates have shared voting and dispositive powers. Messrs. Gustavo and Ricardo Cisneros disclaim beneficial ownership of such shares.

(j) Assumes all warrants are exercised. (See footnotes e and f) The warrants to purchase Class T and Class V Common Stock are subject to certain exercise restrictions.

(k) Based on a Schedule 13G dated February 11, 1997 filed by Stephen and Anne Rader, the Raders owned 9.9% of the Class A Common Stock outstanding as of such date. They share voting and dispositive powers.

(l) The Series A Preferred Stock is voting stock (one vote per share) and is convertible into 734,225 shares of Class A Common Stock at the option of the holders until March 20, 2001. The Series A Preferred is redeemable at the option of the holders at any time, and by the Company after March 20, 2001.

(m) The following persons hold stock options that are vested and exercisable or will vest and become exercisable on or before March 1, 1998: Mr. Cahill--100,000; Mr. Blank--150,000; Mr. Henry Cisneros--66,666; Mr.
    Rodriguez--150,000; Mr. Dam--100,000; and Mr. Rivera 100,000.

                          DESCRIPTION OF CAPITAL STOCK

    While the following description of the Company's capital stock is a summary of the material terms of such stock, it does not purport to be complete and is subject in all respects to applicable Delaware law and the provisions of the Company's Restated Certificate of Incorporation and Bylaws.

    The Restated Certificate of Incorporation of the Company provides for three classes of directors: six Directors to be elected by the holders of the Class A Common Stock and the Class P Common Stock (the "Class A/P Directors"); one to three Directors to be elected by the holders of the Class T Common Stock (the "Class T Directors"); and one to three Directors to be elected by the holders of the Class V Common Stock (the "Class V Directors").

    The authorized capital stock of the Company consists of 342,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. The Common Stock is divided into four classes, Class A Common Stock, Class P Common Stock, Class T Common Stock and Class V Common Stock. After this Offering, the Company's issued and outstanding capital stock will consist of (i) 45,095,726 shares of Class A Common Stock, (ii) 22,926,470 shares of Class P Common Stock, all of which are owned by Perenchio,
(iii) 8,918,582 shares of Class T Common Stock, all of which are owned by Televisa, and (iv) 8,918,582 shares of Class V Common Stock, all of which are owned by Venevision. See "Principal and Selling Stockholders." After this Offering, an additional 883,940 shares of Class A Common Stock, 13,718,850 shares of Class T Common Stock and 13,718,850 shares of Class V Common Stock are available for issuance upon exercise of the Warrants held by The Davila Family, LLC, Televisa and Venevision, respectively. See "Certain Transactions--Warrants."

COMMON STOCK

    CLASS A COMMON STOCK. Holders of Class A Common Stock are entitled to receive such dividends as may from time to time be declared by the Board out of funds legally available therefor. Holders of Class A Common Stock are entitled to one vote per share on all matters on which they are entitled to vote. The holders of the Class A Common Stock, voting together with the holders of the Class P Common Stock (and the Class T Common Stock and the Class V Common Stock to the extent a Voting Conversion has occurred with respect to such class), elect the Class A/P Directors (and alternate directors) of the Company. The Class A/P Directors presently constitute six of the eight directors of the Corporation, but in no event will constitute less than 50% of the Board of Directors. Holders of Class A Common Stock have no preemptive, conversion, redemption or sinking funds rights. In the event of a liquidation, dissolution or winding-up of the Company, holders of Class A Common Stock are entitled to share with all other holders of any class of Common Stock equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding Preferred Stock. The outstanding shares of Class A Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Class A Common Stock are subject to any series of Preferred Stock that the Company may issue in the future.

    CLASS P COMMON STOCK. Holders of the Class P Common Stock are entitled to the same rights, privileges and preferences as holders of the Class A Common Stock, except that holders of Class P Common Stock are entitled to 10 votes per share on all matters on which they are entitled to vote; provided that at any time that A. Jerrold Perenchio is incapacitated (defined as A. Jerrold Perenchio being subject to a conservatorship of the estate under applicable state law), the holders of the Class P Common Stock shall only be entitled to one vote per share. As mentioned above, the holders of Class P Common Stock and the holders of Class A Common Stock (and the Class T Common Stock and the Class V Common Stock to the extent a Voting Conversion has occurred with respect to such class) voting together, elect the Class A/P Directors (and alternate directors). Each share of Class P Common Stock is convertible at the option of the holder thereof into one share of Class A Common Stock. In addition, each share of Class P Common Stock will convert automatically into one share of Class A Common Stock upon the sale of such share of Class P Common Stock to a person that is not a Permitted Transferee (as defined below) of Mr. Perenchio. Additionally, each share of Class P Common Stock will convert automatically into one share of Class A Common Stock (i) upon the death of Mr. Perenchio or (ii) if Perenchio (and his Permitted Transferees) cease to own beneficially at least the Required Amount (as defined).

    CLASS T AND CLASS V COMMON STOCK. Holders of the Class T and Class V Common Stock are entitled to the same rights, privileges, and preferences as the holders of the Class A and Class P Common Stock, except (i) unless there has been a Voting Conversion with respect to any class, holders of Class T Common Stock and Class V Common Stock, each voting as a separate class, each elect one director and one alternate director (but no less than 12.5% of the Board); provided that at such time as the Communications Act permits at least 37.5% but less than 50% alien ownership of the Company's capital stock, the holders of Class T Common Stock and Class V Common Stock, each voting as a separate class, each elect two directors and two alternate directors (but no less than 20% of the Board) and at such time as the Communications Act permits 50% or more alien ownership of the Company's capital stock, the holders of Class T Common Stock and Class V Common Stock, each voting as a separate class, each elect three directors and three alternate directors (but no less than 25% of the Board),
(ii) unless there has been a Voting Conversion with respect to any class, holders of the Class T Common Stock and Class V Common Stock each votes as a separate class on matters which would adversely affect the special rights of such class, (iii) each share of Class T Common Stock will convert automatically into one share of Class A Common Stock upon the sale of any such shares to a person that is not a Permitted Transferee of Televisa and (iv) each share of Class V Common Stock will convert automatically into one share of Class A Common Stock upon the sale of any such shares to a person that is not a Permitted Transferee of Venevision.

    For purposes hereof, "Required Amount" with respect to a person means a number of shares equal to 30% of the number of shares owned by such person as of the closing of the Initial Offering, subject to adjustments for stock splits and stock dividends, "Permitted Transferee" means (i) any entity all of the equity of which is directly or indirectly owned by the transferor, (ii) in the case of a transferor who is an individual, (a) such transferor's spouse and lineal descendants, personal representatives and heirs, (b) any trustee of any trust created primarily for the benefit of any, some or all of such spouse and lineal descendants (but which may include beneficiaries which are charities) or of any revocable trust created by such transferor, (c) following the death of such transferor, all beneficiaries under either such trust, (d) the transferor, in the case of a transfer from any Permitted Transferee back to its transferor and
(e) any entity all of the equity of which is directly or indirectly owned by any of the foregoing and "Voting Conversion" means with respect to the Class T Common Stock or the Class V Common Stock that the holders of such class own less than the Required Amount or have elected to relinquish their special voting rights, including the right to elect Class T or Class V Directors.

PREFERRED STOCK

    The Board is authorized to provide for the issuance of Preferred Stock in one or more series and to fix the designations, preferences, powers and relative participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, and to fix the number of shares to be included in any such series. Any Preferred Stock so issued may rank senior to the Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of Preferred Stock may have class or series voting rights. Issuances of Preferred Stock, while providing the Company with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of Common Stock, may have the effect of delaying, deterring or preventing a change in control of the Company without further action by the stockholders, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock, and may adversely affect the market price and the voting and other rights of the holders of Common Stock. In connection with the acquisition of the Sacramento Affiliated station, the Company issued 12,000 shares of Series A Cumulative Convertible Preferred Stock, having one vote per share, a liquidation preference of $1,000 per share (plus accrued and unpaid dividends) and a Cumulative Annual Dividend Preference

(commencing on the closing of the acquisition) of 6% per share per annum ($15.00 per quarter per share), increasing to 9% per share per annum if accrued and unpaid dividends per share equal or exceed $30.00. The Series A Preferred is convertible into Class A Common Stock at the option of the holder until March 20, 2001 at a conversion price of $16.34375. The Series A Preferred is redeemable at the option of the holder at any time, and by the Company after the fourth anniversary of the issuance of the Series A Preferred, in each case, for an amount equal to the liquidation preference.

CERTAIN PROVISIONS OF DELAWARE LAW

    The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law ("Delaware Law"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND THE BYLAWS
  RELATING TO FOREIGN OWNERSHIP OF COMMON STOCK

    The Restated Certificate of Incorporation contains provisions designed to assist the Company in complying with the provisions of the Communications Act regulating the ownership of broadcasting companies by aliens. See "Business--Federal Regulation and New Technologies." The following is a summary of these provisions of the Restated Certificate of Incorporation and the Bylaws.

    Under the Communications Act, a broadcast license may not be granted to or held by any corporation that is controlled, directly or indirectly, by any other corporation more than one-fourth of whose capital stock is owned or voted by non-U.S. citizens or their representatives, by foreign governments or their representatives, or by non-U.S. corporations, if the FCC finds that the public interest will be served by the refusal or revocation of such license. The FCC has interpreted this provision to require an affirmative public interest finding before a broadcast license may be granted to or held by any such corporation. The FCC has rarely if ever made such an affirmative finding. For the purpose of monitoring compliance with this provision, the Restated Certificate of Incorporation requires the Corporation, as promptly as practicable after shares of Common Stock are first held by more than 100 holders of record, to implement the procedures described below in this paragraph. The Restated Certificate of Incorporation requires the Company to maintain separate stock records for alien stockholders and non-alien stockholders. In addition, the Restated Certificate of Incorporation requires the Company to place on each certificate representing shares of stock owned, voted or otherwise controlled by an alien the legend "Foreign Share Certificate" and to place on each other stock certificate the legend "Domestic Share Certificate." Pursuant to the Restated Certificate of Incorporation, the holder of any shares of Company stock (other than Class T Common Stock or Class V Common Stock) represented by a Domestic Share Certificate is required, if such shares are owned, voted or otherwise controlled by an alien, to deliver such certificate to the Company to be replaced by a Foreign Share Certificate. Any holder of Foreign Share Certificates representing shares of the Class A Common that are not owned, voted or otherwise controlled by aliens, may deliver such Foreign Share Certificates to the Company or its agent to be replaced by Domestic Share

Certificates. Any Foreign Share Certificates delivered to the Company for replacement with Domestic Share Certificates must be accompanied by an affidavit stating that the shares of the Company's stock represented by the Foreign Share Certificate are not owned, voted or otherwise controlled by an alien.

    The Restated Certificate of Incorporation provides that the Company will have the right to determine, by vote of the Company's Board of Directors or in conformity with regulations prescribed by the Company's alien, whether any shares of stock of the Company are owned, voted or otherwise controlled by aliens and whether any affidavit described above is false.

    Outstanding shares of Class A Common Stock held by a Disqualified Holder (as defined below) are subject to redemption by the Company, by action of the Board of Directors or in conformity with regulations prescribed by the Board of Directors to the extent necessary to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency held by the Company or any of its subsidiaries, which license or franchise is conditioned upon some or all of the holders of the Company's stock possessing prescribed qualifications. The Restated Certificate of Incorporation prescribes the following terms and conditions for any such redemption: (a) the redemption price of the shares to be redeemed shall be equal to the lesser of (i) the Fair Market Value (as defined below) of such shares or (ii) if such stock was purchased by such Disqualified Holder within one year of the redemption date, such Disqualified Holder's purchase price for such shares; (b) the redemption price of such shares may be paid in cash, securities (valued according to a specified method) or any combination thereof; (c) if less than all the shares held by Disqualified Holders are to be redeemed, the shares to be redeemed will be selected in such manner as is determined by the Board of Directors or in conformity with regulations prescribed by the Board of Directors, which may include selection first of the most recently purchased shares thereof, selection by lot, selection based upon failure to comply with the provisions described in this paragraph or selection in any other manner determined by the Board of Directors or in conformity with regulations prescribed by the Board of Directors; (d) at least 30 days written notice of the redemption date must be given to the record holders of the shares selected to be redeemed (unless waived in writing by any such holder), except that the redemption date may be the date on which written notice is given to such record holders if cash, securities or a combination thereof sufficient to effect the redemption is deposited in trust for the benefit of such record holders and subject to immediate withdrawal by them upon surrender of the stock certificates for their shares to be redeemed;
(e) from and after the redemption date, any and all rights of whatever nature, which may be held by the owners of shares called for redemption (including without limitation any rights to vote or participate in dividends declared on stock of the same class or series as such shares), will cease and terminate and such owners will thenceforth be entitled only to receive the cash, securities or a combination thereof payable in respect of such redemption; and (f) such other terms and conditions as the Board of Directors may determine.

    For purposes of the foregoing provisions of the Restated Certificate of Incorporation, the following meanings are assigned to certain terms:
"Disqualified Holder" means any holder of capital stock (other than Class T Common Stock or Class V Common Stock) whose holding of such stock, either individually or when taken together with the holding of shares of any class or series of stock of the Company by any other holders, may result, in the judgment of the Board of Directors, in the loss of, or the failure to secure the reinstatement of, any license or franchise from any governmental agency held by the Company or any of its subsidiaries to conduct any portion of its business. "Fair Market Value" of a share of any class or series of stock of the Company means the average closing price for such a share for each of the 45 most recent days on which shares of stock of such class or series were traded preceding the fifth day prior to the day on which notice of redemption is given, except that if shares of stock of such class or series are not traded on any securities exchange or in the over-the-counter market, "Fair Market Value" is any value determined by the Board of Directors in good faith.

    The Restated Certificate of Incorporation also authorizes the Board of Directors to adopt such other provisions as the Board of Directors may deem necessary or desirable to avoid violation of the alien ownership provisions of the Communications Act and to carry out the provisions of the Restated Certificate of Incorporation relating to alien ownership.

BYLAW SUPERMAJORITY VOTING PROVISIONS

    The Bylaws of the Company provide that without the approval of the Board by a vote which includes, in addition to any other required vote of directors, the affirmative vote of a majority of the Class T Director(s) (so long as there has not been a Voting Conversion with respect to holders of Class T Common Stock) and a majority of the Class V Director(s) (so long as there has not been a Voting Conversion with respect to Class V Common Stock), the Company shall not (subject to certain exceptions) directly or through its subsidiaries: (i) merge or consolidate, enter into a business combination with, or otherwise reorganize the Company with or into one or more entities; (ii) sell all or substantially all of the Company's assets to an entity that is not a wholly owned subsidiary of the Company; (iii) create, designate, issue, or sell out of treasury Common Stock of the Company or any of its subsidiaries or any equity securities (or securities with equity features) of the Company or any of its subsidiaries (other than to the Company or its wholly owned subsidiaries); (iv) pay any dividend or make any distribution to holders of any equity securities of the Company including by way of redemption or repurchase of securities (except dividends payable at a stated value of preferred stock approved by the Board);
(v) engage in any business transaction outside of the Company's ordinary course of business (which for purposes hereof, shall mean any media, communications and broadcast businesses) or (vi) dissolve, liquidate or terminate the Company.

    The Bylaws of the Company also provide that without the approval of the Board by a vote which includes, in addition to any other required vote of directors, the affirmative vote of a majority of the Class T Directors (so long as a Voting Conversion has not occurred with respect to the Class T Common Stock) or a majority of the Class V Director(s) (so long as a Voting Conversion has not occurred with respect to the Class V Common Stock), the Company shall not directly or through its subsidiaries: (i) acquire or dispose of assets in any one transaction or series of related transactions for a purchase or sale price in excess of $50 million, (ii) dispose of any interest in any television station which broadcasts in Spanish in any of the top 15 markets in terms of Hispanic population, (iii) incur debt (or issue preferred stock) (other than capitalized lease obligations for satellite transponders) as of any date in excess of (x) the Company's EBITDA for the twelve-month period ending on the last day of the quarter preceding such date, multiplied by (y) five, (iv) produce or acquire certain programs (as described below), (v) enter into any transaction with Perenchio or any person related to Perenchio or any of their respective affiliates, or (vi) employ or set compensation or severance levels for (a) any relatives of any executive officer of, or consultant to, the Company, or any employee of such consultant, or (b) any part-time executive of the Company, or (c) any employees or relatives of Perenchio, Televisa or Venevision or any of their respective affiliates. For purposes of subparagraph
(iii) above, EBITDA means the sum of net income, total depreciation expense, amortization expense, interest expense and taxes as determined in conformity with U.S. Generally Accepted Accounting Principles ("GAAP"); provided that in the case of debt incurred for the purposes of an acquisition, EBITDA shall be determined on a pro-forma basis giving effect to such acquisition.

    Production or acquisition of programs by the Company will not require approval of the Class T Directors or Class V Directors if such programs are Grandfathered Programs. Moreover, such consent will not be required for the production or acquisition of any other programs by the Company unless (i) incremental EBITDA in any fiscal year is less than 30% of the incremental sales in that year and (ii) total EBITDA in the year in question as a percentage of total sales is less than the greater of (a) 30% or (b) five percentage points below the average of the three highest consecutive years within the prior ten years (or since 1992 if less than ten years) (the "Three Year Margin"). For purposes of determining EBITDA and sales, only the results of the Network, the O&Os and Galavision are included. All other businesses and certain special programming are to be disregarded. The special voting rights set forth above with respect to special programming are to continue in effect until the Company, in any subsequent fiscal year, increases its overall ratio of EBITDA to sales to the higher of (x) 2.5% or less below the Three Year Margin or (y) 32.5%. All determinations are to be made based upon the Company's audited financial statements.

LIMITATION OF LIABILITY AND INDEMNIFICATION AGREEMENTS

    The Company's Restated Certificate of Incorporation provides that to the fullest extent permitted by Delaware Law, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware Law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of the Company's Restated Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Restated Certificate of Incorporation provides that the Company shall indemnify its directors, officers, employees and agents against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

    The Company has entered into agreements (the "Indemnification Agreements") with each of the directors and officers of the Company pursuant to which the Company has agreed to indemnify such director or officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his capacity as a director, officer, employee and/or agent of the Company or any other corporation of which he is a director or officer at the request of the Company to the maximum extent provided by applicable law. In addition, such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

CERTAIN ANTI-TAKEOVER EFFECTS

    The provisions of the Articles of Incorporation and the Bylaws of the Company summarized above may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Class A Common Stock is The Bank of New York.

LISTING

    The Class A Common Stock is listed on the NYSE under the symbol "UVN."

                                  UNDERWRITING

    Subject to the terms and conditions of an Underwriting Agreement, dated
         , 1998 (the "Underwriting Agreement"), the Underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, BT Alex. Brown Incorporated, NationsBanc Montgomery Securities LLC and Schroder & Co. Inc. (the "Representatives"), have severally agreed to purchase from the Selling Stockholders an aggregate of 20,440,000 shares of Class A Common Stock and Warrants to purchase 560,000 shares of Class A Common Stock. The Underwriters intend to immediately exercise such Warrants and to sell the underlying shares of Class A Common Stock in the Offering. The respective number of shares of Class A Common Stock, including those issuable upon exercise of the Warrants, that each Underwriter has agreed to purchase is set forth opposite its name below.

                                                                                             NUMBER OF
UNDERWRITER                                                                                    SHARES
------------------------------------------------------------------------------------------  ------------
Donaldson, Lufkin & Jenrette Securities Corporation.......................................
Goldman, Sachs & Co.......................................................................
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated....................................................................
Morgan Stanley & Co. Incorporated.........................................................
BT Alex. Brown Incorporated...............................................................
NationsBanc Montgomery Securities LLC.....................................................
Schroder & Co. Inc........................................................................
                                                                                            ------------
    Total.................................................................................    21,000,000
                                                                                            ------------
                                                                                            ------------

    The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Class A Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Class A Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.

    The Underwriters initially propose to offer the shares of Class A Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus and in part to certain dealers (including the
Underwriters) at such price less a concession not in excess of $         per
share. The Underwriters may allow, and such dealers may re-allow, to certain
other dealers a concession not in excess of $         per share. After the
initial offering of the Class A Common Stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice.

    The Selling Stockholders have granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase from time to time in whole or in part, up to an aggregate of 3,150,000 additional shares of Class A Common Stock (including 540,000 shares issuable upon exercise of Warrants), at the offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over allotments, if any, made in connection with the Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

    The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    Each of the Company, its executive officers and directors, the Principal Stockholders and the Selling Stockholders has agreed, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Class A Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Class A Common Stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, the Company has also agreed not to file any registration statement with respect to any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock without DLJ's prior written consent.

    Other than in the United States, no action has been taken by the Company, the Selling Stockholders or the Underwriters that would permit a public offering of the shares of Class A Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Class A Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Class A Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering of the Class A Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Class A Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

    In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Class A Common Stock in the open market to cover such syndicate short positions. In addition, the Underwriters may bid for and purchase shares of Class A Common stock in the open market to stabilize the price of the Class A Common Stock. These activities may stabilize or maintain the market price of the Class A Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

    The validity of the shares of the Class A Common Stock offered hereby will be passed upon for the Company by O'Melveny & Myers LLP, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by Latham & Watkins, Los Angeles, California. Attorneys at O'Melveny & Myers LLP participating in the preparation of this Prospectus own 2,500 shares of the Company's Class A Common Stock.

                                    EXPERTS

    The consolidated financial statements of Univision Communications Inc. as of December 31, 1995 and 1996, and for each of the years ended December 31, 1994, 1995 and 1996, included and incorporated by reference in the Prospectus and the consolidated financial statements of The Univision Network Holding Limited Partnership as of December 31, 1994 and 1995 and for each of the years ended December 31, 1993, 1994 and 1995 incorporated by reference in the Prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the Commission. The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"), of which this Prospectus forms a part, covering the Class A Common Stock to be sold pursuant to this Offering. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement and the Company's other filings with the Commission. Such additional information, exhibits and undertakings can be inspected at and obtained from the Commission at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at certain regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 13th Floor, 7 World Trade Center, New York, New York, 10048. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, the Company's Class A Common Stock is listed on the NYSE and reports and other information concerning the Company may be inspected at the offices of such exchange. For additional information with respect to the Company, the Class A Common Stock and related matters and documents, reference is made to the Registration Statement and the Company's other filings and the exhibits thereto. Statements contained herein concerning any such document describe the material terms of such documents but are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement and the Company's other filings. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1996, March 31, 1997, June 30, 1997, and September 30, 1997, each of which was filed by the Company with the Commission pursuant to the Exchange Act, and the audited financial statements of UNHP contained in the Company's Prospectus dated September 26, 1996, which was filed by the Company with the Commission pursuant to the Securities Act, are hereby incorporated by reference in this Prospectus. All documents filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents.

    Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus is delivered, upon oral or written request, a copy of any or all of the foregoing documents incorporated herein by reference, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference into information that this Prospectus incorporates). Written requests should be directed to Univision Communications Inc., 1999 Avenue of the Stars, Suite 3050, Los Angeles, California 90067, Attention: Corporate Secretary. Telephone requests should be directed to (310) 556-7676.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES
  Report of Independent Public Accountants............................................        F-2

  Consolidated Balance Sheets at December 31, 1995, 1996 and September 30, 1997.......        F-3

  Consolidated Statements of Operations for the Years Ended December 31, 1994, 1995
    and 1996 and the Nine Month Periods Ended September 30, 1996 and 1997.............        F-5

  Consolidated Statements of Changes in Stockholders' Equity (Deficit) For the Years
    Ended December 31, 1994, 1995 and 1996 and the Nine Month Period Ended September
    30, 1997..........................................................................        F-6

  Consolidated Statements of Cash Flows For the Years Ended December 31, 1994, 1995
    and 1996 and the Nine Month Periods Ended September 30, 1996 and 1997.............        F-7

  Notes to Consolidated Financial Statements..........................................        F-9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Univision Communications Inc.:

    We have audited the accompanying consolidated balance sheets of Univision Communications Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Univision Communications Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Roseland, New Jersey
March 6, 1997

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
               DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997
                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES)

                                       ASSETS

                                                                                 DECEMBER 31,
                                                                            ----------------------  SEPTEMBER 30,
                                                                               1995        1996         1997
                                                                            ----------  ----------  -------------
                                                                                                     (UNAUDITED)
Current assets:
  Cash and cash equivalents...............................................  $   14,029  $   11,588   $    21,281
  Short-term investment...................................................      --              90            94
  Accounts receivable, less allowance for doubtful accounts of $3,853 in
    1995, $8,738 in 1996 and $8,876 in 1997...............................      37,951      87,954        91,671
  Program rights..........................................................      --           4,673         6,049
  Prepaid expenses and other..............................................       3,043       7,485         5,928
                                                                            ----------  ----------  -------------
      Total current assets................................................      55,023     111,790       125,023
  Property and equipment, less accumulated depreciation of $13,888 in
    1995, $22,183 in 1996 and $33,362 in 1997.............................      25,557     103,373       113,938
  Intangible assets, less accumulated amortization of $86,498 in 1995,
    $133,988 in 1996 and $164,683 in 1997.................................     449,383     639,934       644,319
  Deferred financing costs, less accumulated amortization of $13,597 in
    1995, $343 in 1996 and $1,554 in 1997.................................      12,193       8,958         8,939
  Deferred income taxes...................................................       2,000       7,000        28,814
  Note receivable--Entravision............................................      --          10,000        10,000
  Other assets............................................................       1,746       3,312         3,154
                                                                            ----------  ----------  -------------
      Total assets........................................................  $  545,902  $  884,367   $   934,187
                                                                            ----------  ----------  -------------
                                                                            ----------  ----------  -------------

                See notes to consolidated financial statements.

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS (CONTINUED)
               DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997
                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES)

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                  DECEMBER 31,
                                                                             ----------------------  SEPTEMBER 30,
                                                                                1995        1996         1997
                                                                             ----------  ----------  -------------
                                                                                                      (UNAUDITED)
Current liabilities:
  Accounts payable and accrued liabilities.................................  $   41,266  $   70,522   $    65,964
  Accrued interest.........................................................       6,281       2,367         2,805
  Accrued license fee......................................................      --           4,322         4,991
  Obligation for program rights............................................       1,899         482           733
  Due to the Network.......................................................      64,505      --           --
  Current portion of long-term debt........................................      17,313      42,657        50,304
                                                                             ----------  ----------  -------------
    Total current liabilities..............................................     131,264     120,350       124,797
                                                                             ----------  ----------  -------------
Long-term debt including accrued interest, net of current portion..........     249,840     458,808       443,683
Capital lease obligations, net of current portion..........................      --          39,329        37,568
Obligation for program rights, net of current portion......................         753         331            80
Other long-term liabilities................................................       1,301       3,342         3,390
Related party long-term debt, including accrued interest and accrued and
  variable dividends payable...............................................     112,381      --           --
Sponsor Loans, including accrued interest..................................     108,361      --           --
Minority interest (including subsidiary's preferred stock and related
  dividends due minority stockholders of $8,908 in 1995)...................      19,059      --           --
                                                                             ----------  ----------  -------------
    Total liabilities......................................................     622,959     622,160       609,518
                                                                             ----------  ----------  -------------
Redeemable convertible 6% preferred stock, $.01 par value, with a conversion price of $16.34375 to Class A Common Stock (12,000 issued and
  outstanding at September 30, 1997).......................................      --          --            12,120
                                                                             ----------  ----------  -------------

Stockholders' equity (deficit):
  Preferred stock, $.01 par value (108,000 shares authorized, 90,000 shares issued and outstanding in 1995; 10,000,000 shares authorized at
    December 31, 1996 and September 30, 1997; 12,000 redeemable convertible
    shares outstanding and held in escrow at December 31, 1996)............           1      --           --
  Common stock, $.01 par value (10,000 shares authorized, issued and outstanding in 1995; 197,660,000 shares authorized at December 31, 1996 and September 30, 1997; 85,224,360 and 85,244,360 shares issued and outstanding at December 31, 1996 and September 30, 1997,
    respectively)..........................................................      --             852           852
  Paid-in-capital                                                                --         330,905       331,257
  Accumulated deficit......................................................     (77,058)    (69,550)      (19,560)
                                                                             ----------  ----------  -------------
      Total stockholders' equity (deficit).................................     (77,057)    262,207       312,549
                                                                             ----------  ----------  -------------
      Total liabilities and stockholders' equity...........................  $  545,902  $  884,367   $   934,187
                                                                             ----------  ----------  -------------
                                                                             ----------  ----------  -------------

                See notes to consolidated financial statements.

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

            FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND

            THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                            DECEMBER 31,                        SEPTEMBER 30,
                                              -----------------------------------------  ---------------------------
                                                  1994          1995          1996           1996          1997
                                              ------------  ------------  -------------  ------------  -------------
                                                                                                 (UNAUDITED)
Net revenues................................  $    139,007  $    173,108  $     244,858  $    139,882  $     321,868
Direct operating expenses...................        24,201        30,774         58,443        24,737        114,725
Selling, general and administrative
  expenses..................................        49,223        64,973         79,818        50,554         98,604
Depreciation and amortization...............        31,719        33,506         39,516        26,057         42,465
                                              ------------  ------------  -------------  ------------  -------------
Operating income............................        33,864        43,855         67,081        38,534         66,074
Interest expense............................        32,852        36,260         36,207        26,722         30,401
Interest expense on related party debt......         4,394         3,962          5,484         5,484       --
Amortization of deferred financing costs....         5,419         3,925          2,934         2,592          1,211
Non-recurring expense of acquired station
  (reversal)................................       --              1,750       --             --              (1,059)
Minority interest in net (income) loss of
  consolidated subsidiary...................        (1,202)        7,346         (1,851)       (1,851)      --
                                              ------------  ------------  -------------  ------------  -------------
Income (loss) before taxes and extraordinary
  loss on extinguishment of debt............        (7,599)       (9,388)        24,307         5,587         35,521
Provision (benefit) for income taxes........           140       --               5,714         2,235        (14,850)
                                              ------------  ------------  -------------  ------------  -------------
Income (loss) before extraordinary loss on
  extinguishment of debt....................        (7,739)       (9,388)        18,593         3,352         50,371
Extraordinary loss on extinguishment of debt
  (net of tax benefit of $5,485 and $2,151,
  December 31, 1996 and September 30, 1996,
  respectively).............................        (4,321)         (801)        (8,228)      (11,558)      --
                                              ------------  ------------  -------------  ------------  -------------
Net income (loss)...........................       (12,060)      (10,189)        10,365        (8,206)        50,371
Preferred stock dividends...................       --            --            --             --                (381)
                                              ------------  ------------  -------------  ------------  -------------
Net income (loss) applicable to common
  stock.....................................  $    (12,060) $    (10,189) $      10,365  $     (8,206) $      49,990
                                              ------------  ------------  -------------  ------------  -------------
                                              ------------  ------------  -------------  ------------  -------------
Income (loss) per share before extraordinary
  loss......................................  $      (1.70) $      (2.06) $        0.16  $       0.10  $        0.44
Extraordinary loss per share................         (0.95)        (0.18)         (0.07)        (0.35)      --
                                              ------------  ------------  -------------  ------------  -------------
Net income (loss) per share.................         (2.65)        (2.24)          0.09         (0.25)          0.44
Less preferred stock dividends..............       --            --            --             --            --
                                              ------------  ------------  -------------  ------------  -------------
Net income (loss) per share applicable to
  common stock..............................  $      (2.65) $      (2.24) $        0.09  $      (0.25) $        0.44
                                              ------------  ------------  -------------  ------------  -------------
                                              ------------  ------------  -------------  ------------  -------------
Weighted average common shares
  outstanding...............................     4,560,210     4,560,210    115,427,038    33,280,112    115,583,052
                                              ------------  ------------  -------------  ------------  -------------
                                              ------------  ------------  -------------  ------------  -------------

                See notes to consolidated financial statements.

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'
                                EQUITY (DEFICIT)

            FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND
                 THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                                                        COMMON   PREFERRED PAID-IN-  ACCUMULATED
                                                                        STOCK     STOCK    CAPITAL     DEFICIT      TOTAL
                                                                        ------   -------   --------  -----------   --------
Balance, January 1, 1994..............................................  $--      $   1     $ 22,297   $(33,766)    $(11,468)
Net loss for the year.................................................   --       --          --       (12,060)     (12,060)
Dividends declared....................................................   --       --          --        (5,643)      (5,643)
                                                                        ------   -------   --------  -----------   --------
Balance, December 31, 1994............................................   --          1       22,297    (51,469)     (29,171)
Net loss for the year.................................................   --       --          --       (10,189)     (10,189)
Dividends declared....................................................   --       --          --        (5,066)      (5,066)
Minority interest.....................................................   --       --          --       (10,334)     (10,334)
Conversion of unpaid dividends to
  notes payable.......................................................   --       --        (22,297)    --          (22,297)
                                                                        ------   -------   --------  -----------   --------
Balance, December 31, 1995............................................   --          1        --       (77,058)     (77,057)
Net income for the year...............................................   --       --          --        10,365       10,365
Initial Public Offering of stock......................................     94     --        216,002     --          216,096
Initial Public Offering and
  Reorganization costs................................................   --       --        (16,541)    --          (16,541)
Stock split...........................................................    331     --           (331)    --            --
Partnership distribution in connection
  with Reorganization.................................................   --       --        (40,000)    --          (40,000)
UNHP equity acquired at October 2, 1996...............................   --       --        (37,911)    --          (37,911)
Acquisition of minority interest liability at historical cost.........   --       --          6,957     --            6,957
Step up acquired minority interest
  and Network.........................................................   --       --        203,044     --          203,044
Preferred stock conversion
  upon Reorganization.................................................      1       (1)       --        --            --
Two-for-one stock split...............................................    426     --           (426)    --            --
Other.................................................................   --       --            111        (23)          88
Dividends declared on preferred stock prior
  to Reorganization...................................................   --       --          --        (2,834)      (2,834)
                                                                        ------   -------   --------  -----------   --------
Balance, December 31, 1996............................................    852     --        330,905    (69,550)     262,207
Net income for the period (unaudited).................................   --       --          --        50,371       50,371
Dividends declared (unaudited)........................................   --       --          --          (381)        (381)
Exercise of stock options (unaudited).................................   --       --            352     --              352
                                                                        ------   -------   --------  -----------   --------
Balance, September 30, 1997 (unaudited)...............................  $ 852    $--       $331,257   $(19,560)    $312,549
                                                                        ------   -------   --------  -----------   --------
                                                                        ------   -------   --------  -----------   --------

                See notes to consolidated financial statements.

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997

                                 (IN THOUSANDS)

                                                                     DECEMBER 31,                    SEPTEMBER 30,
                                                         -------------------------------------  -----------------------
                                                            1994         1995         1996         1996        1997
                                                         -----------  -----------  -----------  ----------  -----------
                                                                                                      (UNAUDITED)
Net income (loss)......................................  $   (12,060) $   (10,189) $    10,365  $   (8,206) $    50,371
Adjustments to reconcile net income (loss) to net cash
  from operating activities:
Depreciation...........................................        4,379        5,243        8,405       4,893       11,770
Gain on sale of fixed assets...........................           --           --           --          --         (202)
Amortization of intangible assets and deferred
  financing costs......................................       32,759       32,188       34,045      23,756       31,906
Accretion of interest on Sponsor Loans.................        3,125        7,298        7,304      13,477           --
Non-recurring expense of acquired station (reversal)...           --        1,750           --          --       (1,059)
Minority interest......................................       (1,202)       7,346       (1,851)     (1,851)          --
Extraordinary loss on extinguishment of debt...........        1,450          801       13,713      13,709           --
Changes in assets and liabilities:
  Accounts receivable..................................       (1,671)      (3,155)        (939)      4,101       (2,967)
  Due to the Network...................................      (14,350)     (14,983)     (18,374)    (18,084)          --
  Intangible assets....................................           --        2,000        5,000          --        5,600
  Deferred income taxes................................           --       (2,000)      (5,000)         --      (21,692)
  License fees payable.................................           --           --       11,849          --       42,080
  Payment of license fees..............................           --           --       (7,886)         --      (41,411)
  Program rights.......................................           --           --         (148)         --       (1,376)
  Prepaid expenses and other assets....................       (1,521)        (264)      (2,815)     (3,046)       1,715
  Accounts payable and accrued liabilities.............        6,651        5,267       (9,363)     (6,281)      (2,920)
  Accrued interest.....................................        4,244        4,157        3,969      (5,284)       6,052
  Obligations for program rights.......................        8,069       (4,417)      (2,003)     (2,003)          --
  Other, net...........................................         (769)         440          306         122           49
                                                         -----------  -----------  -----------  ----------  -----------
Net cash provided by operating activities..............       29,104       31,482       46,577      15,303       77,916
                                                         -----------  -----------  -----------  ----------  -----------
Cash flow from investing activities:
  Acquisition of minority interest of PTIH and the
    Network, including acquisition costs, net of cash
    acquired...........................................           --           --      (39,984)         --           --
  Acquisition of Galavision............................           --           --      (15,000)         --           --
  Increase interest in Entravision.....................           --           --       (7,000)         --           --
  Acquisition of Fort Worth Tower......................           --           --         (455)         --           --
  Acquisition of stations, including acquisition costs,
    net of cash acquired...............................      (66,213)          --           --          --           --
  Acquisition of Sacramento............................           --           --           --          --      (28,936)
  Proceeds from sale of fixed assets...................           --           --           --          --          318
  Capital expenditures.................................       (5,379)     (10,064)     (12,637)     (8,236)     (21,711)
  Organization costs...................................       (3,000)          --       (1,677)         --         (244)
                                                         -----------  -----------  -----------  ----------  -----------
Net cash used in investing activities..................      (74,592)     (10,064)     (76,753)     (8,236)     (50,573)
                                                         -----------  -----------  -----------  ----------  -----------

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997

                                 (IN THOUSANDS)

                                                                     DECEMBER 31,                    SEPTEMBER 30,
                                                         -------------------------------------  -----------------------
                                                            1994         1995         1996         1996        1997
                                                         -----------  -----------  -----------  ----------  -----------
                                                                                                      (UNAUDITED)
Cash flow from financing activities:
  Proceeds from issuance of long-term debt.............      176,000       39,000      496,000     436,000       64,000
  Proceeds from the Initial Offering...................           --           --      216,096          --           --
  Payments of long-term debt...........................     (118,575)    (112,793)    (224,889)   (202,250)     (78,927)
  Payment of Sponsor Loans.............................           --           --     (148,971)         --           --
  Payment of related party debt........................           --           --     (130,952)         --           --
  Payment of Initial Offering costs....................           --           --      (17,189)         --           --
  Proceeds from Sponsor Loans..........................       33,936       45,251       38,381      38,381           --
  Reduction of Sponsor Loans-Program Cost Sharing
    Agreement..........................................           --       (4,670)      (5,074)     (5,074)          --
  Defeasance of Senior Subordinated Notes..............           --           --      (70,276)    (70,276)          --
  Repurchase of Senior Subordinated Notes..............      (43,271)      (8,132)     (25,881)    (25,881)          --
  Distribution to the Partners.........................           --           --      (60,000)    (60,000)          --
  Advances (to) from the Network.......................        3,999       28,148      (30,209)    (29,889)          --
  Exercise of options..................................           --           --           --          --          230
  Preferred Stock dividends paid.......................           --           --           --          --         (261)
  Tax payments to the Partners.........................           --           --           --          --       (1,500)
  Deferred financing costs.............................       (2,428)         (62)      (9,301)     (8,645)      (1,192)
                                                         -----------  -----------  -----------  ----------  -----------
  Net cash provided by (used in) financing
    activities.........................................       49,661      (13,258)      27,735      72,366      (17,650)
                                                         -----------  -----------  -----------  ----------  -----------
Net increase (decrease) in cash........................        4,173        8,160       (2,441)     79,433        9,693
Cash and cash equivalents, beginning of year...........        1,696        5,869       14,029      14,029       11,588
                                                         -----------  -----------  -----------  ----------  -----------
Cash and cash equivalents, end of year/period..........  $     5,869  $    14,029  $    11,588  $   93,462  $    21,281
                                                         -----------  -----------  -----------  ----------  -----------
                                                         -----------  -----------  -----------  ----------  -----------
Supplemental disclosure of cash flow information:
  Interest paid during the year/period.................  $    29,402  $    28,108  $    31,612  $   25,921  $    21,706
                                                         -----------  -----------  -----------  ----------  -----------
                                                         -----------  -----------  -----------  ----------  -----------
Supplemental disclosure of non-cash transactions:
  Related party notes issued in payment of preferred
    stock dividends....................................  $     5,643  $    37,697  $     2,834  $       --  $        --
                                                         -----------  -----------  -----------  ----------  -----------
                                                         -----------  -----------  -----------  ----------  -----------
Supplemental disclosure of non-cash activity regarding
  acquisitions:
  Total assets acquired, net of cash...................  $    82,117  $        --  $   394,475  $       --  $    40,936
  Liabilities assumed..................................      (11,774)          --     (147,829)         --           --
                                                         -----------  -----------  -----------  ----------  -----------
  Net assets acquired..................................       70,343           --      246,646          --       40,936
  Accrued acquisition costs............................       (4,130)          --           --          --           --
  Non-cash consideration...............................           --           --     (191,662)         --      (12,000)
                                                         -----------  -----------  -----------  ----------  -----------
    Total cash consideration...........................  $    66,213  $        --  $    54,984  $       --  $    28,936
                                                         -----------  -----------  -----------  ----------  -----------
                                                         -----------  -----------  -----------  ----------  -----------

                See notes to consolidated financial statements.

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
      (ALL DATA WITH RESPECT TO SEPTEMBER 30, 1996 AND 1997 ARE UNAUDITED)

1. ORGANIZATION AND ACQUISITION

    Through October 2, 1996, Univision Communications Inc. ("UCI" or the "Company"), formerly Perenchio Communications, Inc. ("PCI"), and its 80% owned subsidiary, PTI Holdings, Inc. ("PTIH") were beneficially owned by affiliates of
A. Jerrold Perenchio (together with his affiliates, "Perenchio"), affiliates of Grupo Televisa, S.A. (together with its affiliates, "Televisa") and Dennevar, B.V., an affiliate of Venevision International Limited (together with its affiliates, "Venevision") (collectively, the "Principal Stockholders"). Perenchio Television, Inc. ("PTI") was a wholly-owned subsidiary of PTIH, and Univision Television Group, Inc. ("UTG") was a wholly-owned subsidiary of PTI.

    PCI and its subsidiaries had no operations prior to the 1992 acquisition of the station group, by the Principal Stockholders, for approximately $489,000,000, including approximately $11,000,000 of acquisition costs. The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets acquired and liabilities assumed have been recorded at the fair values at the date of the acquisition. In addition to current assets and liabilities, the purchase price was allocated principally to property and equipment of approximately $22,000,000 and intangible assets of approximately $473,000,000 comprised of approximately $270,000,000 attributable to affiliation agreements, approximately $156,500,000 attributable to FCC television broadcast licenses and approximately $46,500,000 attributable to all other intangible assets including goodwill. Two additional stations, Chicago and Houston, were acquired during 1994 for an aggregate purchase price of $67,000,000 resulting in additional intangible assets of approximately $64,000,000. A third station located in Sacramento, CA was acquired in March of 1997 for a purchase price of approximately $40,200,000, principally all of which has been allocated to intangible assets pending the completion of an independent appraisal.

    Through October 2, 1996, the businesses of the Company and The Univision Network Limited Partnership ("the Network") were under separate management and ownership structures. Notwithstanding this separation, the business operations of the Company and the Network remained substantially dependent upon one another. The Company is dependent upon the Network for programming and advertising sales support, while the Company represented 78% of the Network's total broadcast distribution.

    Effective with the close of business on October 2, 1996, as part of the Offering and Reorganization, PTIH became a wholly-owned subsidiary of the Company. PTI was merged with and into PTIH. The Company and one of the Company's subsidiaries acquired The Univision Network Holding Limited Partnership ("UNHP") and the Network which had existing intangible assets of approximately $23,000,000.

    The acquisition of the minority interests of PTIH and the Network (which included the July 1, 1996 acquisition of Galavision) has been accounted for under the purchase method of accounting, and, accordingly, the Network's operating results have been included with the Company's since October 3, 1996. The total consideration paid in excess of the fair value of the net assets related to the minority interests of PTIH and the Network acquired was approximately $203,000,000. Based on the final appraisal received in the third quarter of 1997, the Company has allocated approximately $115,000,000 to affiliation agreements, approximately $79,000,000 to the FCC television broadcast licenses and approximately $9,000,000 to all other intangible assets. Subsequent amortization of intangibles will be adjusted accordingly.

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

        DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
      (ALL DATA WITH RESPECT TO SEPTEMBER 30, 1996 AND 1997 ARE UNAUDITED)

1. ORGANIZATION AND ACQUISITION (CONTINUED)
    The following pro forma statements do not purport to represent what the Company's consolidated financial position or results of operations would actually have been if the transactions described above in fact had occurred on the dates assumed or to project consolidated financial position or results of operations for any future date or period.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                           YEAR ENDED                  NINE MONTHS ENDED
                                                          DECEMBER 31,                   SEPTEMBER 30,
                                                 ------------------------------  ------------------------------
                                                      1995            1996            1996            1997
                                                 --------------  --------------  --------------  --------------
Net revenues...................................  $      321,339  $      370,289  $      263,758  $      321,868
                                                 --------------  --------------  --------------  --------------
Direct operating expenses......................         110,232         122,313          88,119         114,533
Selling, general and administrative expenses...          89,839          98,265          71,349          90,631
Corporate charges..............................           9,700           9,596           6,969           8,165
Depreciation and amortization..................          53,965          55,049          41,559          42,465
                                                 --------------  --------------  --------------  --------------
Operating income...............................          57,603          85,066          55,762          66,074
Interest expense...............................          37,055          39,548          30,006          30,401
Amortization of deferred financing costs.......           1,488           1,459           1,116           1,211
Non-recurring expense of acquired station
 (reversal)....................................           1,750        --              --                (1,059)
                                                 --------------  --------------  --------------  --------------
Income before taxes and extraordinary loss on
 extinguishment of debt........................          17,310          44,059          24,640          35,521
Provision (benefit) for income taxes...........           6,900           7,728           7,583         (14,850)
                                                 --------------  --------------  --------------  --------------
Income before extraordinary loss on
 extinguishment of debt........................          10,410          36,331          17,057          50,371
Extraordinary loss on extinguishment of debt
 (net of tax benefit of $6,900 and $7,455 in
 1995 and 1996, respectively)..................         (16,345)        (11,186)        (11,182)       --
                                                 --------------  --------------  --------------  --------------
Net income (loss)..............................          (5,935)         25,145           5,875          50,371
Preferred stock dividends......................        --              --              --                  (381)
                                                 --------------  --------------  --------------  --------------
Net income (loss) applicable to common stock...  $       (5,935) $       25,145  $        5,875  $       49,990
                                                 --------------  --------------  --------------  --------------
                                                 --------------  --------------  --------------  --------------
Income per share before extraordinary loss.....  $         0.09  $         0.31  $         0.15  $         0.44
Extraordinary loss.............................           (0.14)          (0.10)          (0.10)       --
                                                 --------------  --------------  --------------  --------------
Net income (loss) per share....................           (0.05)           0.21            0.05            0.44
Less preferred stock dividends.................        --              --              --              --
                                                 --------------  --------------  --------------  --------------
Net income (loss) per share applicable to
 common stock..................................  $        (0.05) $         0.21  $         0.05  $         0.44
                                                 --------------  --------------  --------------  --------------
                                                 --------------  --------------  --------------  --------------
Weighted average common shares outstanding.....     115,427,038     115,427,038     115,054,820     115,583,052
                                                 --------------  --------------  --------------  --------------
                                                 --------------  --------------  --------------  --------------

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

        DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
      (ALL DATA WITH RESPECT TO SEPTEMBER 30, 1996 AND 1997 ARE UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The consolidated financial statements include the accounts and operations of the Company and reflect the acquisitions described above under the purchase method of accounting. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to the prior year financial statements to conform to current year's presentation.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    The Company's operations and its ability to grow may be affected by numerous factors, including changes in audience tastes, priorities of advertisers, new laws and governmental regulations and policies, changes in broadcast technical requirements, technological advances, entry of new competitors, proposals to restrict the tax deductibility of certain advertising expenses incurred by advertisers and changes in the willingness of financial institutions and other lenders to finance television station acquisitions and operations. The Company cannot predict which, if any, of these or other factors might have a significant impact on the television industry in the future, nor can it predict what impact, if any, the occurrence of these or other events might have on the Company's operations.

    PROPERTY AND EQUIPMENT AND RELATED DEPRECIATION

    Property and equipment is carried on the basis of cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over 5 to 20 years; broadcast and other equipment over 3 to 7 years. Leasehold improvements are amortized over the remaining life of the lease. Depreciation and amortization include depreciation on property and equipment of $4,379,000, $5,243,000, $8,405,000, $4,892,000 and $11,770,000 for the years ended December 31, 1994, 1995 and 1996, and the nine months ended September 30, 1996 and 1997 respectively, of which $3,826,000, $4,581,000, $7,346,000, $4,276,000 and $10,287,000 relate to direct operating expense and $553,000, $662,000, $1,059,000, $616,000 and $1,483,000
relate to selling, general and administrative expenses for the years ended December 31, 1994, 1995, 1996, and the nine months ended September 30, 1996 and 1997, respectively.

    INTANGIBLE ASSETS

    Intangible assets consist of amounts by which the cost of acquisitions exceeded the fair values assigned to net tangible assets. The intangible assets primarily represent broadcasting licenses, Network affiliation agreements, organization costs and goodwill. Organization costs are amortized over a five year period and substantially all other intangible assets are being amortized on the straight-line method over 20 years.

    Subsequent to acquisitions, the Company continually evaluates whether later events and circumstances have occurred which indicate that the remaining estimated useful life of intangible assets may warrant revision or that the remaining balance of such assets may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

        DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
      (ALL DATA WITH RESPECT TO SEPTEMBER 30, 1996 AND 1997 ARE UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) of the nondiscounted operating income over the remaining life of the intangible assets in measuring whether the intangible assets are recoverable.

    DEFERRED FINANCING COSTS

    Deferred financing costs are amortized over the life of the related debt or, in the case of interest rate protection instruments, over the period of the instrument.

    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

    As of December 31, 1995 and 1996 and September 30, 1997, accounts payable and accrued liabilities is comprised of the following (in thousands):

                                                               DECEMBER 31,
                                                           --------------------  SEPTEMBER 30,
                                                             1995       1996         1997
                                                           ---------  ---------  -------------
Trade accounts payable and accruals......................  $  15,324  $  36,889    $  33,627
Severance and litigation costs...........................      9,954      6,232        9,828
Acquired stations integration costs......................      2,305      2,377        2,717
Facility consolidation costs.............................      4,138      4,340        1,516
Research costs...........................................        612      3,346          803
Accrued compensation.....................................      3,990      8,508        6,514
Other....................................................      4,943      8,830       10,959
                                                           ---------  ---------  -------------
                                                           $  41,266  $  70,522    $  65,964
                                                           ---------  ---------  -------------
                                                           ---------  ---------  -------------

    MINORITY INTEREST

    The minority interest in PTIH was acquired by the Company effective October 2, 1996. Minority interest represented the 20% interest in PTIH held by minority stockholders. Additionally, it included the PTIH consolidated preferred stock and related dividends due minority stockholders. To the extent that the minority interest in the book value of PTIH represented an asset, the Company charged the asset against the majority interest. Subsequent profits earned by PTIH applicable to the minority interest were allocated to the majority interest to the extent that minority losses had been previously absorbed by the majority stockholder.

    PROGRAM RIGHTS FOR TELEVISION BROADCAST

    Costs incurred in connection with the production of or purchase of rights to programs to be broadcast within one year are classified as current assets, while costs of those programs to be broadcast subsequently are considered non-current. Program costs are charged to expense as the programs are broadcast.

    NET REVENUES

    Net revenues represents gross revenues, including a Network service fee payable to the Network by the Affiliated Stations, less agency commissions and an allocation of Network revenues to the affiliates. Gross revenues and the related agency commissions and allocation to the affiliates are recognized when advertising spots are broadcast. No one advertiser represented more than 10% of gross advertising revenues of the Company for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997.

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

        DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997

      (ALL DATA WITH RESPECT TO SEPTEMBER 30, 1996 AND 1997 ARE UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

    The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 121--"Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of." This statement requires long-lived assets to be held and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of an impairment loss for long-lived assets and identifiable intangibles to be held and used should be based on the fair value of the asset. It also requires that those long-lived assets and identifiable intangibles to be disposed of should be reported at the lower of carrying amount or fair value less cost to sell. This standard was required to be adopted in 1996. The adoption of this standard did not have a material effect on the Company's financial statements.

    EARNINGS PER SHARE

    The 1996 earnings per share calculation has been affected by the impact of the warrants and options outstanding as common stock equivalents. The Convertible Preferred Stock (see Notes 11 and 14) outstanding and held in escrow at December 31, 1996, is not considered a common stock equivalent under the guidelines of SFAS No. 85 --"Yield Test for Determining Whether a Convertible Security Is a Common Stock Equivalent" and is not factored in the calculation of earnings per share. Fully diluted earnings per share is not required to be disclosed in the financial statements since the effect of the inclusion of the Convertible Preferred Stock in the calculation as a common stock equivalent results in dilution of less than 3% (paragraph 14 of APB No. 15).

    STOCK SPLIT

    All common share and per common share amounts have been adjusted retroactively for a two for one common stock split effective January 12, 1998.

    INCOME TAXES

    Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws (see Note
9).

3. RELATED PARTY TRANSACTIONS

    In the normal course of business, the Company engaged in significant transactions with the Network during the years ended December 31, 1994 and 1995, and during the period January 1, 1996 through October 2, 1996, and through various other agreements, with the Principal Stockholders, as described below.

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

        DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997

      (ALL DATA WITH RESPECT TO SEPTEMBER 30, 1996 AND 1997 ARE UNAUDITED)

3. RELATED PARTY TRANSACTIONS (CONTINUED)
    (a) The Company

    NETWORK AFFILIATION AGREEMENTS

    During the years ended December 31, 1994 and 1995, and during the period January 1, 1996 through October 2, 1996, pursuant to Network Affiliation Agreements, the Network acted as the Company's exclusive sales representative for the sale of all national spot and Network advertising. The Network allocated a portion of Network advertising revenues to the Company's stations based on a formula. National spot sales represent time sold on behalf of the Company's stations by sales representatives employed by the Network. Proceeds of Network sales were remitted to the Company by the Network, net of an agency commission and a Network service fee, as described below. The arrangements described above have continued under UCI.

    The Network was obligated to offer programming to the Company and its Affiliated Stations for a minimum of 84 hours per week. For this service for the years ended December 31, 1994 and 1995, and during the period January 1, 1996 through October 2, 1996, the Company incurred a Network service fee due the Network of 38% of its net local, national and Network sales revenues, subject to certain adjustments. The Network received two minutes of air time for its own use each hour for which no compensation was received by the Company. The arrangements described above have continued under UCI. Net revenues for the years ended December 31, 1994 and 1995, and for the period January 1, 1996 through October 2, 1996, include $99,127,000, $140,465,000 and $114,117,000, respectively, in gross revenues, representing the Company's allocation of Network sales, partially offset by a Network service fee of $73,459,000, $105,274,000 and $86,320,000 for the years ended December 31, 1994 and 1995, and for the period January 1, 1996 through October 2, 1996, respectively.

    (b) Principal Stockholders

    SENIOR SUBORDINATED DEBT AND SUBORDINATED NOTES PAYABLE--SEE NOTE 5.

    SPONSOR LOANS

    Prior to the Reorganization, and in connection with the acquisition of UTG and the Network and the related financing, Televisa and Venevision had agreed to provide loans to UTG approximately 15 days after the end of each quarter in amounts as required by its senior lenders, subject to certain thresholds (as defined) of the Univision Group ("Sponsor Loans"). The obligation to make such loans terminated when the Company and the Network distributed to the Principal Stockholders the aggregate amount of $100,000,000 through dividends or other distributions (the "Return of Initial Financing"). Each Sponsor Loan was subordinated to all bank debt and Senior Subordinated Notes (third party acquisition financing), had an initial term of 15 years, bore interest at a rate of the lesser of the prime rate or 10%, and required no payment of interest or principal until maturity. The Sponsor Loans were guaranteed by the Network and PTIH. Such guarantees were subordinated to the Network guarantee of third party acquisition financing. Upon the Return of Initial Financing, the holders of the Sponsor Loans could convert them to conversion notes, which would have been similar to the Sponsor Loans with respect to subordination and interest, but would have been payable in seven annual installments, subject to certain restrictions. The Sponsor Loans were made quarterly in arrears approximately 15 days after quarter end. During 1994, 1995 and 1996, Sponsor Loans were made totaling $33,936,000, $45,251,000 and $38,381,000, respectively. As of

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

        DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997

      (ALL DATA WITH RESPECT TO SEPTEMBER 30, 1996 AND 1997 ARE UNAUDITED)

3. RELATED PARTY TRANSACTIONS (CONTINUED)
December 31, 1995 and October 2, 1996, accrued interest on these loans totaled $11,052,000 and $18,356,000, respectively. On October 2, 1996, in connection with the Reorganization, the Company repaid all outstanding Sponsor Loans.

    In December 1995 and March 1996, Televisa and Venevision assigned to the Network $4,670,000 and $5,074,000, respectively, of Sponsor Loans owed to them by the Company. The assignment was in lieu of payment for program production costs, under the Program Cost Sharing Agreement, to be incurred by the Network in the first and second quarters of 1996. This assignment was shown as a reduction to the Company's Sponsor Loans amount and an increase in the Due to the Network liability. The payment for production costs for the third quarter of 1996 of $4,500,000 was offset against the third quarter license fee payment due under the Program License Agreement.

    PROGRAM LICENSE AGREEMENTS

    In connection with the Reorganization, the Program License Agreements were amended, the Program Cost Sharing Agreement (which required Televisa and Venevision to reimburse the Company for one-half of the cost of certain productions produced or acquired by the Company) was terminated and the management fee to the Principal Stockholders of 3% of Combined Net Time Sales (as defined in the Program License Agreement) was eliminated. Under the amended Program License Agreements, the royalty rate was 11% from the date of Reorganization through December 31, 1996 has increased to 13.5% for 1997 and will increase to 15% for all years thereafter.

    OTHER

    The Principal Stockholders incurred financing and acquisition costs prior to the acquisitions. The Principal Stockholders were reimbursed on December 17, 1992, for all of these costs except for $1,000,000 withheld from each. This $3,000,000 was paid to the Principal Stockholders on March 14, 1994.

4. PROPERTY AND EQUIPMENT

    Property and equipment, and accumulated depreciation and amortization, consists of the following as of December 31, 1995 and 1996 and September 30, 1997 (in thousands):

                                                              DECEMBER 31,
                                                         ----------------------  SEPTEMBER 30,
                                                           1995        1996          1997
                                                         ---------  -----------  -------------
Land and improvements..................................  $   2,394  $     6,174   $     6,519
Building and improvements..............................      4,666       19,200        21,910
Broadcast equipment....................................     27,699       92,090       103,239
Other equipment........................................      4,022        7,175        10,910
Construction in progress...............................        664          917         4,722
                                                         ---------  -----------  -------------
                                                            39,445      125,556       147,300
Accumulated depreciation and amortization..............    (13,888)     (22,183)      (33,362)
                                                         ---------  -----------  -------------
                                                         $  25,557  $   103,373   $   113,938
                                                         ---------  -----------  -------------
                                                         ---------  -----------  -------------

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

        DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997

      (ALL DATA WITH RESPECT TO SEPTEMBER 30, 1996 AND 1997 ARE UNAUDITED)

5. DEBT

    Long-term debt (excluding the Sponsor Loans and capital leases) consists of the following at December 31, 1995 and 1996 and September 30, 1997 (in thousands):

                                                             DECEMBER 31,
                                                        ----------------------  SEPTEMBER 30,
                                                           1995        1996         1997
                                                        ----------  ----------  -------------
Bank term facility....................................  $  107,250  $  400,000   $   370,000
Standby term facility.................................      50,000      --           --
Bank working capital facility.........................       9,000      38,000        55,000
Senior subordinated notes.............................      92,050      --           --
Junior subordinated notes payable including accrued
  interest............................................       7,768      60,160        65,774
Related party senior subordinated notes...............      65,204      --           --
Related party subordinated debt.......................      19,530      --           --
Accrued interest--related party senior subordinated
  notes and related party subordinated debt...........      12,120      --           --
Variable dividend payable.............................      15,527      --           --
Other.................................................       1,085         987           736
                                                        ----------  ----------  -------------
                                                           379,534     499,147       491,510
Less current portion..................................     (17,313)    (40,339)      (47,827)
                                                        ----------  ----------  -------------
Long-term debt........................................  $  362,221  $  458,808   $   443,683
                                                        ----------  ----------  -------------
                                                        ----------  ----------  -------------

    The proceeds from the Initial Offering (as defined below) and borrowings under the New Bank Facility (as defined below), along with cash flows from operations, provided the resources necessary to repay the amounts owed under and to terminate the Old Bank Facility (as defined below), defease the Senior Subordinated Notes, make a $100,000,000 distribution to the Network partners, pay all outstanding principal and accrued interest on all amounts lent by the Principal Stockholders to UTG as Sponsor Loans, reclassify the preferred stock and pay accrued dividends thereon and repay other related party debt, pay the Galavision note and fund the Entravision investment. Additional amounts under the New Bank Facility, together with cash flows from operations, will be used for debt service, capital expenditures, working capital and other general corporate purposes.

    In connection with the Reorganization, the Company entered into the new bank facility (the "New Bank Facility") with a syndicate of commercial banks and other lenders. The New Bank Facility consists of a $400,000,000 amortizing term loan (the "Term Facility") with a final maturity of December 31, 2003, and a $200,000,000 reducing revolving credit facility (the "Revolving Credit Facility") maturing on the same date.

    The New Bank Facility will also permit the lenders thereunder to advance up to an additional $250,000,000 of term loans (the "Incremental Facility") although there are no commitments at this time to lend any such additional amounts.

    The Term Facility began amortizing quarterly commencing in 1997, with $40,000,000 required to be repaid during 1997. The Revolving Credit Facility will have quarterly scheduled reductions in availability beginning in 1999. If any loans are made available under the Incremental Facility, such loans will be amortized beginning on March 31, 1999, and will be repaid in full on or before August 31, 2004.

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

        DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997

      (ALL DATA WITH RESPECT TO SEPTEMBER 30, 1996 AND 1997 ARE UNAUDITED)

5. DEBT (CONTINUED)
    At December 31, 1996, the Company had $77,000,000 available under the New Bank Facility, excluding the "Incremental Facility".

    In addition to the scheduled amortization of the Term Facility and scheduled reductions of the Revolving Credit Facility described above, 66 2/3% of "excess cash flow" of the Company (50% if certain leverage tests are satisfied) will be applied each year, first to ratably reduce loans made under the Term Facility and the Incremental Facility, and thereafter to reduce the availability under the Revolving Credit Facility. In addition, proceeds from the sale or other disposition of assets outside of the ordinary course of business and 80% of the proceeds of equity offerings by the Company will be similarly applied. Any such mandatory prepayments will ratably reduce each remaining installment or scheduled reduction of the Term Facility, the Revolving Credit Facility or the Incremental Facility.

    The New Bank Facility may be voluntarily prepaid by the Company at any time without premium or penalty.

    Loans made under the New Bank Facility bear interest at rates determined by reference to the ratio of the Company's total indebtedness to EBITDA for the four fiscal quarters most recently concluded (the "Leverage Ratio"). Interest rates range from a reserve adjusted Eurodollar rate plus 0.75% to 1.50% per annum (6.625% at December 31, 1996). The Company has the option to elect a prime rate also determined by reference to the Leverage Ratio. Under such option, interest rates range from the prime rate to the prime rate plus 0.25% per annum (8.25% at December 31, 1996).

    The Company has entered into interest rate cap agreements to reduce the impact of changes in interest rates on its Term Facility, which are determined by the Eurodollar interest rate plus a margin of 0.75% to 1.50%. At December 31, 1996, the Company had two interest rate cap agreements with commercial banks covering a total notional principal amount of $220,000,000 of its Term Facility. The agreements effectively limit the Company's Eurodollar interest rate exposure to 7% on $220,000,000 of the Term Facility. The Eurodollar interest rate applicable to the Term Facility from the date of the Reorganization has ranged from 5.38% to 5.60%, and the margin at December 31, 1996, was 1.125%. The fee for the interest rate protection agreements of $462,000 was capitalized as a deferred financing cost and is being amortized over two years, the period of the instruments, on a straight-line basis.

    The New Bank Facility is guaranteed by the Company's subsidiaries and is secured by a security interest in substantially all of the personal property assets of the Company and its subsidiaries (subject to limitations of federal law in the case of FCC licenses of the O&Os).

    The New Bank Facility contains limitations on the incurrence of debt and liens by the Company and its subsidiaries, the payment of dividends, the disposition of assets, financial performance tests and other restrictions typical of leveraged credits.

    In addition to customary events of default, it will be an event of default if a change of control occurs (defined as a person or persons other than A. Jerrold Perenchio or his permitted transferees gaining voting control of the Company).

    Financing activities to fund UCI's operations are anticipated to be favorably impacted by the increased availability of funds under the New Bank Facility, partially offset by additional cash requirements for the New Bank Facility in the form of debt acquisition costs, additional quarterly principal payments and monthly interest as contrasted with semi-annual interest payments on the Senior Subordinated Notes and deferred interest on the Sponsor Loans.

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

        DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997

      (ALL DATA WITH RESPECT TO SEPTEMBER 30, 1996 AND 1997 ARE UNAUDITED)

5. DEBT (CONTINUED)
    The Company's prior bank facility ("Old Bank Facility"), which totaled $400,000,000, consisted of a $180,000,000 five-year amortizing term loan, a $70,000,000 six-year revolving credit loan, a $30,000,000 six-year term loan, a $20,000,000 five-and-one-half-year term loan and a $100,000,000 five-and-one-half-year term loan available under a revolving credit facility, which was never borrowed against. Interest on the Old Bank Facility was payable on fixed-rate borrowings at maturity of the borrowing, up to a maximum of three months, and payable quarterly on floating-rate loans. At December 31, 1995, interest rates were 6.60% to 8.50% on the Old Bank Facility.

    The Junior Subordinated Notes, which have a face value of $10,306,000 and $61,094,000 and bear simple interest at 7%, were originally payable by PTIH and UNHP, respectively, to Hallmark Cards, Inc. ("Hallmark") in connection with the acquisition from the previous owner (the "Junior Subordinated Notes"). The previous owner has since sold the Junior Subordinated Notes to a third party, which resold them to the public as a series of notes. The Junior Subordinated Notes are unsecured, all interest and principal is due on December 17, 2002. As part of the acquisition of the Network, the Company acquired the obligation under the Junior Subordinated Notes with the face value of $61,094,000 during 1996. The Junior Subordinated Notes were discounted at an effective rate of approximately 12.5% in accordance with the purchase method of accounting described in Note 1. The discounts on the Junior Subordinated Notes with a face value of $10,306,000 and $71,400,000 are $4,731,000 and $31,424,000 at December
31, 1995 and 1996, respectively. The discounts, which are shown as a reduction of the related debt, are being amortized under the interest method over the term of the Junior Subordinated Notes.

    During 1996, and as part of the Reorganization, the Company purchased and defeased the Senior Subordinated Notes. The Senior Subordinated Notes were scheduled to mature on January 15, 2001, and were subordinate to all Senior Indebtedness of the Company, including amounts outstanding under the Old Bank Facility. The Senior Subordinated Notes accrued interest at a rate of 11 3/4%, payable semi-annually on January 15 and July 15.

    As part of the Reorganization, the Company paid the balance of the Related Party Senior Subordinated Notes. The Related Party Senior Subordinated Notes represented notes due to affiliates of Televisa and Venevision (See Note 11). The notes were scheduled to mature on December 16, 2003, and were subordinate to all Senior Indebtedness of the Company, including amounts outstanding under the Old Bank Facility. The Notes accrued interest at a rate equal to the AFR average rate, which was 6.99% at December 31, 1995. Also, notes to the Principal Stockholders (at the PCI level) that were scheduled to mature on December 17, 2003, accrued interest at a rate of 6.36%.

    As part of the Reorganization, the Company paid the balance of the Related Party Subordinated Debt. The Related Party Subordinated Debt represented debt due to affiliates of Televisa and Venevision (See Note 11). The notes were scheduled to mature on December 16, 2005, and were subordinate to all indebtedness of the Company, including amounts outstanding under the Old Bank Facility. The Related Party Subordinated Debt accrued interest at a rate equal to 0.5% per annum in excess of the AFR average rate, which was 7.49% at December 31, 1995. Also, notes to Principal Stockholders that were scheduled to mature on December 31, 2005, accrued interest at a rate of 6.86%.

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

        DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
      (ALL DATA WITH RESPECT TO SEPTEMBER 30, 1996 AND 1997 ARE UNAUDITED)

5. DEBT (CONTINUED)

    The accrued interest payable on the Related Party Senior Subordinated Notes and the Related Party Subordinated Debt was $12,120,000 at December 31, 1995. Interest expense was $4,394,000, $3,962,000, $5,484,000, $5,484,000 and $0 for
the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997, respectively.

    As part of the Reorganization, the Company paid the balance of the Senior Subordinated Debt-- Principal Stockholders (at the PTIH level). The Senior Subordinated Debt--Principal Stockholders were scheduled to mature on December 16, 2003, and was subordinate to all Senior Indebtedness of the Company, including amounts outstanding under the Old Bank Facility. The Senior Subordinated Debt-- Principal Stockholders accrued interest at a rate of 6.6% and was payable on December 16, 2003. The debt arose from the preferred stock dividends which were declared by PTIH to the minority stockholders effective December 31, 1995. These dividends were reflected as minority interest in the Company's 1995 financial statements.

    Long-term debt matures as follows (in thousands):

                                                                               AT DECEMBER 31,
                                                                                    1996
                                                                               ---------------
1997.........................................................................    $    40,339
1998.........................................................................         50,340
1999.........................................................................         50,264
2000.........................................................................         60,029
2001.........................................................................         70,015
Thereafter...................................................................        228,160
                                                                               ---------------
Total........................................................................    $   499,147
                                                                               ---------------
                                                                               ---------------

    The Company estimates that the fair value of the bank debt and the Junior Subordinated Notes at December 31, 1996 approximates book value.

    Interest expense, net, reflected in the accompanying consolidated statements of operations is comprised of the following (in thousands):

                                                  DECEMBER 31,               SEPTEMBER 30,
                                         -------------------------------  --------------------
                                           1994       1995       1996       1996       1997
                                         ---------  ---------  ---------  ---------  ---------
Bank Facilities........................  $  15,194  $  16,884  $  17,249  $   9,369  $  22,323
Senior Subordinated Notes..............     13,752     11,519     11,048      9,626     --
Junior Subordinated Notes..............        763        857        964        719      5,614
Sponsor Loans..........................      3,125      7,298      7,304      7,274     --
Related Party..........................      4,394      3,962      5,484      5,484     --
Capital leases (see Note 6)............     --         --            913     --          2,851
Other--net.............................         18       (298)    (1,271)      (266)      (387)
                                         ---------  ---------  ---------  ---------  ---------
                                         $  37,246  $  40,222  $  41,691  $  32,206  $  30,401
                                         ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

        DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
      (ALL DATA WITH RESPECT TO SEPTEMBER 30, 1996 AND 1997 ARE UNAUDITED)

6. COMMITMENTS

    The Company is obligated under long-term operating leases expiring at various dates through the year 2017 for office, studio, automobile, tower and transponder rentals. The Company is also obligated under long-term capital lease obligations through the year 2011. The following is a schedule by year of future annual rentals under operating and capital leases as of December 31, 1996 (in thousands):

                                                                OPERATING    CAPITAL
                                                                 LEASES       LEASES
                                                               -----------  ----------
Year ending December 31:
1997.........................................................   $   6,414   $    6,216
1998.........................................................       6,264        6,276
1999.........................................................       5,819        6,336
2000.........................................................       5,273        6,336
2001.........................................................       3,879        6,336
Thereafter...................................................      24,918       38,078
                                                               -----------  ----------
Total minimum lease payments.................................   $  52,567       69,578
                                                               -----------
                                                               -----------
Less: interest and executory costs...........................                  (27,931)
                                                                            ----------
Total present value of minimum lease payments................                   41,647
Current portion..............................................                   (2,318)
                                                                            ----------
Capital lease obligation, net of current portion.............               $   39,329
                                                                            ----------
                                                                            ----------

    Rent expense totaled $2,718,000, $4,460,000, $4,900,000, $3,020,000 and
$6,017,000 for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997, respectively.

    The Company has entered into an agreement with Nielsen Media Research ("Nielsen") to provide television audience measurement services for a five-year period which began in November 1992. Pursuant to this agreement, the Network and a competitor are each obligated to pay Nielsen $18,400,000 in increasing annual amounts from November 1992 through October 1997. As of December 31, 1995 and 1996, included in accrued liabilities are $0 and $2,970,000, respectively, related to this agreement.

    As of December 31, 1996, the Company is committed to pay amounts approximating $4,200,000, pursuant to multi-year talent contracts, through December 31, 1997. These payments do not include amounts payable upon the attainment of certain annual revenue levels or upon the performance of other contractual provisions. Additionally, the Company has the option to renew certain long-term talent contracts in 1997 for the year January 1 through December 31, 1998, for $3,800,000. Concurrent with the Reorganization, Venevision and Televisa agreed to fund a total of $250,000 per year (one-half of the costs) of a certain retirement obligation to be paid to one of the personnel subject to a long-term talent contract.

    In January 1997, the Company signed a lease for office and studio premises for the Dallas, Texas, station. The lease commenced on July 16, 1997, with an expiration date of April 15, 2017. The average cost of the lease is $570,000 per year, with a total commitment of $11,260,000.

    In June 1997, the Company signed a lease for office and studio premises for each of the New York station and corporate finance headquarters. The lease commenced on August 1, 1997 with an expiration

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

        DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
      (ALL DATA WITH RESPECT TO SEPTEMBER 30, 1996 AND 1997 ARE UNAUDITED)

6. COMMITMENTS (CONTINUED)
date of July 31, 2012. The average cost of the lease is $1,326,000 per year with a total commitment of $19,890,000.

    The Company has recently agreed in principle with Televisa to co-produce a maximum of 800 hours of non-NOVELA programming for airing during the 12 months commencing October 1, 1998, at a cost of approximately $20 million which cost is to be borne equally by the two entities. On October 31, 1997, the Company entered into a non-binding letter of intent with Home Shopping Network, Inc., to form a joint venture to create and operate a live Spanish-language television shopping network intended for distribution in the United States, Latin America, Portugal and Spain. The terms of a definitive agreement are being negotiated, and the United States business is expected to begin operations at the end of the first quarter of 1998.

7. EMPLOYEE BENEFITS

    The Company has a 401(k) retirement savings plan (the "Plan") covering all employees who have completed one year of service. The Plan allows the employees to defer a portion of their annual compensation and the Company may match a portion of the employees' contributions. For the years ended December 31, 1994, 1995 and 1996 and for nine months ended September 30, 1996 and 1997, the Company made matching contributions to the Plan totaling $171,000, $478,000, $817,000, $446,000 and $1,054,000, respectively.

8. CONTINGENCIES

    On August 4, 1995, a jury in the 57th District Court of Bexar County, Texas returned an adverse verdict against UTG, the successor to Univision Station Group ("USG"), in Emilio Nicolas, Jr. v. Univision Station Group. The lawsuit, among other things, alleged breach of a September 1990 separation agreement following the plaintiff's termination from USG's Los Angeles station. The jury found USG had breached certain provisions of the agreement. It also found that USG inflicted emotional distress and violated California Labor Code Section 1050 by making a misrepresentation to a prospective employer to prevent plaintiff's employment. Under that Section any damages awarded for a violation are trebled. If a judgment had been entered on all issues, the total amount after the statutory trebling would have been $6,800,000, plus prejudgment interest and attorneys' fees.

    The events which led to the plaintiff's lawsuit occurred before the current ownership took control of the Company. The Company strongly disagreed with the verdict and filed pleadings requesting the trial court to enter judgment in the Company's favor notwithstanding the jury's verdict.

    On December 12, 1995, the trial court partially granted the Company's motion for judgment notwithstanding the verdict. Accordingly, the trial court rendered judgment that plaintiff recover $5,425,000, denied the plaintiff's motion to recover an additional $1,400,000 and denied the plaintiff's motion to recover prejudgment interest and attorneys' fees. Both parties then filed motions for a new trial but agreed to pursue mediation before having those motions decided. As a result of the mediation, the parties reached a compromise agreement on February 15, 1996, settling the litigation, without any admission of wrongdoing on the part of the Company. Pursuant to that settlement, the trial court entered an agreed upon modified judgment providing that plaintiff recover $2,975,000 in full satisfaction of his

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

        DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
      (ALL DATA WITH RESPECT TO SEPTEMBER 30, 1996 AND 1997 ARE UNAUDITED)

8. CONTINGENCIES (CONTINUED)
claims. Thereafter, the Company paid the recovery awarded in the modified judgment, in consideration for which plaintiff released the Company from the modified judgment and from any and all claims.

    There are various legal actions and other claims pending against the Company incidental to its business and operations. In the opinion of management, the resolution of these matters will not have a material effect on the consolidated financial position or results of operations.

    The Network, primarily located in Miami and acquired October 2, 1996, accounted for 22% of the Company's gross advertising revenues for the year ended December 31, 1996, and 52% of trade accounts receivable as of December 31, 1996. The Company's television station serving Los Angeles, California accounted for 37%, 36% and 29% of the Company's gross advertising revenues for the years ended December 31, 1994, 1995 and 1996, respectively, and 34% and 18% of trade accounts receivable as of December 31, 1995 and 1996, respectively. The Company's television station serving Miami, Florida accounted for 22%, 20% and 15% of the Company's gross advertising revenues for the years ended December 31, 1994, 1995 and 1996, respectively, and 22% and 8% of trade accounts receivable as of December 31, 1995 and 1996, respectively.

9. INCOME TAXES

    The Company files a consolidated federal income tax return.

    The Company accounts for income taxes under the liability method pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                               DECEMBER 31,             SEPT. 30,
                                                                    ----------------------------------  ----------
                                                                       1994        1995        1996        1997
                                                                    ----------  ----------  ----------  ----------
Deferred tax assets:
Tax basis of property and equipment in excess of book basis.......  $      400  $      100  $   25,000  $   20,600
Accrued insurance and litigation..................................       1,700       3,100       3,500       3,200
Accrued vacation..................................................         400         300         700         800
Deferred compensation.............................................         600         300       2,600       2,500
Purchase accounting accruals......................................       4,800       3,300       1,500       3,100
Allowance for bad debts...........................................       1,700       1,300       3,400         800
Charitable contributions carryforwards............................         300         600         900         900
Other differences.................................................      --          --           1,900         638
Net operating loss carryforwards..................................      39,700      40,500      47,000      35,200
                                                                    ----------  ----------  ----------  ----------
Total deferred tax assets.........................................      49,600      49,500      86,500      67,738
Valuation allowance for deferred tax assets.......................     (49,600)    (47,500)    (79,500)    (38,924)
                                                                    ----------  ----------  ----------  ----------
Net deferred tax assets...........................................  $        0  $    2,000  $    7,000  $   28,814
                                                                    ----------  ----------  ----------  ----------
                                                                    ----------  ----------  ----------  ----------

    No federal income taxes were provided for the years ended December 31, 1994 and 1995, as the Company had a loss for both financial reporting and tax purposes. For financial reporting and tax purposes, the Company provided for $229,000 of taxes in 1996 and reported an income tax benefit of $14,850,000 for the nine months ended September 30, 1997. The income tax benefit for the nine month

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

        DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
      (ALL DATA WITH RESPECT TO SEPTEMBER 30, 1996 AND 1997 ARE UNAUDITED)

9. INCOME TAXES (CONTINUED)
period ended September 30, 1997 is comprised of a federal and state income tax provision of approximately $20,000,000 offset by a benefit of approximately $34,000,000, representing the reversal of deferred tax valuation allowances.

    At December 31, 1996, the Company had net operating loss carryforwards of $80,600,000 that expire in years 2002 through 2005, resulting from the 1992 acquisitions. When realized, the tax benefit of those items will be applied to reduce goodwill related to the acquisitions. The Company also had net operating loss carryforwards of approximately $59,500,000 for income tax purposes, which were generated subsequent to the abovementioned acquisitions and expire in years 2007 through 2011. At December 31, 1995 and 1996, the Company recorded net deferred tax assets of $2,000,000 and $7,000,000, respectively. Management believes that, more likely than not, tax benefits will be realized from these net operating loss carryforwards. The realization of any loss carryforwards is contingent upon the Company's generating income in future years.

    For financial reporting purposes, a valuation allowance of approximately $79,500,000 at December 31, 1996, was recognized to offset the deferred tax assets related to these carryforwards and other temporary differences. The valuation allowance at December 31, 1996 was deemed necessary based upon the history and accumulation of losses the Company had incurred in the past. During the third quarter of 1997, the Company had income for both book and tax purposes; however, the Company has not determined that it has established a consistent trend of profitability at September 30, 1997. Therefore, at September 30, 1997, the Company has evaluated its deferred taxes and the associated valuation allowance and has determined that a deferred tax asset of approximately $67,700,000 and a valuation allowance of approximately $38,900,000, resulting in a net deferred tax asset of approximately $28,800,000 represents, more likely than not, the tax benefits that will be realized. Realization of any loss carryforwards is contingent upon the Company's generating future taxable income. Going forward, the Company will continue to evaluate if additional deferred tax assets can be realized based on an evaluation of continuing profitability into the future.

    For financial reporting purposes, as of December 31, 1996 and September 30, 1997, the Company has remaining intangible assets of approximately $639,900,000 and $644,300,000, respectively, which are being amortized over the next 16 to 20 years. For tax purposes, the Company has remaining intangible assets of approximately $79,500,000 as of December 31, 1996 and $101,000,000 as of September 30, 1997, of which $25,700,000 is expected to be deductible in 1997 and the balance over a 15-year period.

    Concurrent with the Offering and Reorganization, the Company recorded goodwill of approximately $203,000,000 representing the consideration given in excess of the net assets related to the acquisition of the minority interests of PTIH and the Network. The amortization of this goodwill is not deductible for tax purposes, and in accordance with SFAS No. 109, no deferred tax liability was accrued. Consequently, in future periods, the Company's effective tax rate provided will be greater than the statutory rate.

10. EARLY EXTINGUISHMENT OF DEBT

    During the six months ended June 30, 1996, UTG purchased at a premium $12,650,000 face amount of its Senior Subordinated Notes, resulting in an extraordinary loss of $1,181,000, including the write-off of the related financing costs. During the quarter ended September 30, 1996, UTG purchased at a premium $11,775,000 face amount of its Senior Subordinated Notes, resulting in an extraordinary loss of $931,000, including the write-off of the related financing costs. The remaining face amount on the Senior Subordinated Notes of $67,625,000 was defeased, resulting in an extraordinary loss of $11,601,000, including the

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

        DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997
      (ALL DATA WITH RESPECT TO SEPTEMBER 30, 1996 AND 1997 ARE UNAUDITED)

10. EARLY EXTINGUISHMENT OF DEBT (CONTINUED) write-off of the remaining related financing cost balance of $8,946,000. As a result, for the year ended December 31, 1996, UTG purchased and defeased at a premium $92,050,000 face amount of its Senior Subordinated Notes, resulting in a total extraordinary loss of $13,713,000, including the write-off of the related, previously deferred, financing costs. The related income tax benefits associated with these extraordinary losses were $5,485,000 for the twelve months ended December 31, 1996.

    During the year ended December 31, 1995, UTG purchased at a premium $7,550,000 face amount of its Senior Subordinated Notes, resulting in a total extraordinary loss of $801,000, including the write-off of the related, previously deferred, financing costs. There were no related income tax benefits associated with the extraordinary loss for the twelve months ended December 31, 1995.

    During the year ended December 31, 1994, UTG purchased at a premium $40,400,000 face amount of its Senior Subordinated Notes, resulting in a total extraordinary loss of $4,321,000, including the write-off of the related, previously deferred, financing costs. There were no related income tax benefits associated with the extraordinary loss for the twelve months ended December 31, 1994.

11. PREFERRED STOCK AND RELATED PARTY DEBT

    At December 31, 1994 and 1995, PTIH had 108,000 shares of preferred stock authorized and 90,553 shares issued and outstanding. Of the amount issued and outstanding, 72,553 shares, 9,000 shares and 9,000 shares were designated Class P, T and V Participating Preferred Stock ("Preferred Stock"), respectively. The Class P shares were held by PCI. The Preferred Stock was entitled to a fixed dividend of $1,167.89 per share for the Class P shares and $459.27 per share for both the Class T and V shares ("Fixed Dividends"), in addition to a cumulative annual dividend based upon a variable interest rate ("Variable Dividends") in an amount equal to interest on Class P, T and V "Assumed Principal Amounts" from December 17, 1992 until paid. All Fixed and Variable Dividends were payable prior to the payment of any common stock dividends, in which the Preferred Stock generally participates on a share-for-share basis, including any such dividends resulting from a liquidation or dissolution of PTIH. All shares of Preferred Stock had the same voting rights as common stock, generally on a share-for-share basis.

    At December 31, 1994 and 1995, PCI had 108,000 shares of preferred stock authorized and 90,000 shares issued and outstanding. Of the amount issued and outstanding, 85,500 shares, 2,250 shares and 2,250 shares had been designated Class P, T and V Participating Preferred Stock ("Preferred Stock"), respectively. The Preferred Stock was entitled to a fixed dividend of $362.58 per share for the Class P, T and V shares ("Fixed Dividends"), in addition to a cumulative annual dividend based upon a variable interest rate ("Variable Dividends") in an amount equal to interest on Class P, T and V "Assumed Principal Amounts" from December 17, 1992 until paid. All Fixed and Variable Dividends were payable prior to the payment of any common stock dividends, in which the Preferred Stock generally participated on a share-for-share basis, including any such dividends resulting from a liquidation or dissolution of PCI. All shares of Preferred Stock had the same voting rights as common stock, generally on a share-for-share basis.

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

        DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997

      (ALL DATA WITH RESPECT TO SEPTEMBER 30, 1996 AND 1997 ARE UNAUDITED)

11. PREFERRED STOCK AND RELATED PARTY DEBT (CONTINUED)

    Effective December 31, 1995, the Fixed Dividends aggregating $40,899,060 were paid in the form of Senior Subordinated and Subordinated Notes (see Note
5).

    As part of the Reorganization, the Company converted all of the PCI and PTIH Preferred Stock to Common Stock. At December 31, 1996, the Company had 10,000,000 shares of new Preferred Stock authorized and 12,000 outstanding and held in escrow (see Note 14).

    In connection with the Acquisition of the Sacramento station, the Company issued 12,000 shares of preferred stock, having one vote per share, a liquidation preference of $1,000 per share (plus accrued and unpaid dividends) and a cumulative annual dividend preference (commencing on the closing of the acquisition) of 6% per share per annum ($15.00 per quarter per share), increasing to 9% per share per annum if accrued and unpaid dividends per share equal or exceed $30.00. The preferred stock would be convertible into Class A Common Stock at the option of the holder until the fourth anniversary of the closing of the acquisition at a conversion price of $16.34375. The preferred stock would be redeemable at the option of the holder at any time, and by the Company after the fourth anniversary of the issuance of the preferred stock, in each case, for an amount equal to the liquidation preference. Consequently, holders of this preferred stock would have greater rights than holders of the Class A Common Stock.

12. THE INITIAL OFFERING AND REORGANIZATION

    On September 26, 1996, UCI's initial public offering (the "Initial Offering") of 18,791,000 shares (post 1998 stock split) of its Class A Common Stock was declared effective. In connection with the Initial Offering, on October 2, 1996, the operations of UTG and the Network were combined and the ownership was reorganized under UCI.

    Concurrent with the Initial Offering, the Company exchanged PCI preferred stock and PTIH common and preferred stock outstanding for PCI common stock resulting in 253,332 common shares (post 1998 stock split) outstanding prior to the Reorganization.

    The Company consummated the following transactions concurrent with the Initial Offering and Reorganization:

    (a) On September 30, 1996, the Company entered into the New Bank Facility, repaid $164,900,000 owed under the Old Bank Facility and terminated the Old Bank Facility;

    (b) On September 30, 1996, the Company defeased UTG's Senior Subordinated Notes by, among other things, depositing $74,200,000 with the trustee under the indenture governing such notes;

    (c) On September 30, 1996, the Network made a distribution to its partners in the amount of $60,000,000. UCI advanced the Network $60,000,000 to fund this distribution;

    (d) On September 30, 1996, the Program License Agreements were amended, the Program Cost Sharing Agreement (which required Televisa and Venevision to reimburse the Company for one-half of the cost of certain productions produced or acquired by the Company) was terminated and the management fee to the Principal Stockholders of 3% of Combined Net Time Sales was eliminated. Under the amended Program License Agreements, the royalty rate was 11% from October 1, 1996 through December 31, 1996, has increased to 13.5% for 1997 and will increase to 15% for all years thereafter;

    (e) On October 2, 1996, the Company acquired the Network from its partners in exchange for 19,014.5 shares of Common Stock and $40,000,000 in cash, and UTG became a wholly-owned

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

        DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997

      (ALL DATA WITH RESPECT TO SEPTEMBER 30, 1996 AND 1997 ARE UNAUDITED)

12. THE INITIAL OFFERING AND REORGANIZATION (CONTINUED) subsidiary of the Company. The Company effected a dividend of 227.0 shares on each share of Class P Common Stock, Class T Common Stock and Class V Common Stock, and the warrants were adjusted to reflect the new capital structure of the Company;

    (f) On October 2, 1996, the Company paid $88,000,000 to the Principal Stockholders and their affiliates, representing payment of outstanding principal of and accrued interest on certain debentures and accrued dividends on certain preferred stock issued by the Company and its subsidiaries in connection with the Acquisition and approximately $43,000,000 to the Principal Stockholders and their affiliates, representing full payment of outstanding principal of, and interest on, certain notes issued in payment of certain accrued dividends as of December 31, 1995;

    (g) On October 2, 1996, the Company paid $149,000,000 to Televisa and Venevision, representing full payment of outstanding principal of, and accrued interest on, all amounts owed to them by UTG with respect to Sponsor Loans made subsequent to the Acquisition, and the obligations to make the Sponsor Loans terminated;

    (h) On October 2, 1996, the Company paid $15,300,000 to Televisa, representing full payment of outstanding principal of and accrued interest on the note issued by the Company as of July 1, 1996 to Televisa as payment for the acquisition of Galavision. This acquisition was accounted for under the purchase method of accounting and accordingly, Galavision's operating results have been included with the Company's since October 3, 1996.

13. 1996 PERFORMANCE AWARD PLAN

    In 1996, the Company adopted a 1996 Performance Award Plan (the "Plan") that reserves shares of Class A Common Stock for issuance to Company officers, key employees and other eligible persons as determined by the Board of Directors or Plan Committee (as appointed by the Board). The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Company's Plan been determined based on the fair value at the grant date for awards issued during 1996 and the nine months ended September 30, 1997, consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                          DEC. 31,   SEPT. 30,
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                    1996       1997
------------------------------------------------------------------------  ---------  ---------
Net income -- as reported...............................................  $  10,365  $  49,990
Net income -- pro forma.................................................  $   8,892  $  45,029
Earnings per share -- as reported.......................................  $    0.09  $    0.44
Earnings per share -- pro forma.........................................  $    0.08  $    0.39

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued during 1996 and the nine months ended September 30, 1997, respectively: dividend yield of 0% and 0%, expected volatility of 31.865% and 31.840%, risk-free interest rate of 6.02% and 6.34%, and expected lives of three and five years.

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

        DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997

      (ALL DATA WITH RESPECT TO SEPTEMBER 30, 1996 AND 1997 ARE UNAUDITED)

13. 1996 PERFORMANCE AWARD PLAN (CONTINUED)
    Under the Plan approved by the Board of Directors and stockholders, the maximum number of shares of Class A Common Stock that may be granted is 11,000,000. The maximum number of shares that may be granted to any individual during any calendar year is 1,000,000. For 1996, the maximum number was 4,000,000 and thereafter, 2,750,000 shares per year, excluding any awards, if any, granted to an eligible employee who is hired in that year to become the chief executive officer of the Company. The Plan provides that shares granted come from the Company's authorized but unissued Class A Common Stock and any shares of its Class A Common Stock held as treasury shares. Grants may be in the form of either nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, performance share awards, stock bonuses or cash bonus awards.

    The price of the options granted pursuant to the Plan cannot be less than 100% of the fair market value of the shares on the date of grant (110% in the case of an incentive stock option). No award will be exercisable after ten years from the date granted. Unless approved by the Board of Directors, no award may vest more quickly than 25% per year, other than in the case of options issued in connection with the Initial Offering or awards granted in lieu of cash bonuses, which may vest at the rate of 50% per year.

    Information regarding the Plan for December 31, 1996 and September 30, 1997 is as follows:

                                                                                DEC. 31,     SEPT. 30,
                                                                                  1996          1997
                                                                              ------------  ------------
Number of shares under stock options:
  Outstanding at beginning of period........................................       --          3,868,000
  Granted...................................................................     3,868,000       205,000
  Exercised.................................................................       --             20,000
  Cancelled.................................................................       --             24,000
                                                                              ------------  ------------
  Outstanding at end of period..............................................     3,868,000     4,029,000
  Available for grant at end of period......................................     7,132,000     6,951,000
  Exercisable at end of period..............................................       --          2,106,000

Weighted average exercise price:
  Granted...................................................................  $      11.50  $      18.46
  Exercised.................................................................       --       $      11.50
  Cancelled.................................................................  $      11.50  $      11.50
  Outstanding at end of period..............................................       --       $      11.85
  Exercisable at end of period..............................................       --       $      11.50

Weighted-average fair value of options granted during the period............  $       3.39  $       7.32

                 UNIVISION COMMUNICATIONS INC. AND SUBSIDIARIES

        DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1996 AND 1997

      (ALL DATA WITH RESPECT TO SEPTEMBER 30, 1996 AND 1997 ARE UNAUDITED)

13. 1996 PERFORMANCE AWARD PLAN (CONTINUED)

                                                                   OPTIONS OUTSTANDING
                                                 -------------------------------------------------------
                                                                         WEIGHTED
                                                                          AVERAGE
                                                 NUMBER OUTSTANDING      REMAINING
                                                  AT SEPTEMBER 30,      CONTRACTUAL    WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES                                1997               LIFE         EXERCISE PRICE
-----------------------------------------------  -------------------  ---------------  -----------------
  $11.50 - $16.50                                      3,824,000          9.0 years        $   11.50
  $16.51 - $21.50                                        205,000          9.5 years        $   18.46

                                                     OPTIONS EXERCISABLE
                                            -------------------------------------
                                            NUMBER EXERCISABLE
                                             AT SEPTEMBER 30,   WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES                           1997          EXERCISE PRICE
------------------------------------------  ------------------  -----------------
  $11.50 - $16.50                                 2,106,000         $   11.50

    During the nine months ended September 30, 1997, 20,000 options were exercised for 20,000 shares of Class A Common Stock resulting in a change to Paid-in-capital of $352,000, which included a tax benefit associated with the transaction of $122,000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, THE CLASS A COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                              -------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
Use of Proceeds...........................................................   14
Dividend Policy...........................................................   14
Capitalization............................................................   15
Market Prices of Common Stock.............................................   15
Unaudited Pro Forma Consolidated Condensed Statements of Operations.......   16
Selected Historical Financial Data........................................   19
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   21
Business..................................................................   32
Management................................................................   54
Certain Transactions......................................................   56
Principal and Selling Stockholders........................................   58
Description of Capital Stock..............................................   61
Underwriting..............................................................   67
Legal Matters.............................................................   68
Experts...................................................................   68
Available Information.....................................................   69
Incorporation of Certain Documents by Reference...........................   69
Index to Consolidated Financial Statements................................  F-1

                               21,000,000 SHARES

                                   UNIVISION
                              COMMUNICATIONS INC.

                                     [LOGO]

                              CLASS A COMMON STOCK

                             ---------------------
                                   PROSPECTUS
                             ---------------------

                          DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER

                                 BT ALEX. BROWN
                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

                              SCHRODER & CO. INC.

                                         , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the expenses, other than underwriting discounts and commissions, payable by the Company in connection with the issuance and distribution of the Class A Common Stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

Securities and Exchange Commission registration fee.............     258,654
NASD filing fee.................................................      30,500
Accounting fees and expenses....................................     100,000*
Legal fees and expenses.........................................     100,000*
Blue Sky qualification fees and expenses........................       1,000*
Printing expenses...............................................     100,000*
Transfer agent and registrar fees...............................       5,000*
Miscellaneous...................................................       4,846*
                                                                  ----------
    Total.......................................................  $  600,000
                                                                  ----------
                                                                  ----------

      ------------------------------

      *   Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company's Restated Certificate of Incorporation provides that to the fullest extent permitted by Delaware Law, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware Law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of the Company's Restated Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Restated Certificate of Incorporation provides that the Company shall indemnify its directors, officers, employees and agents against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

    The Company has entered into agreements (the "Indemnification Agreements") with each of the directors and officers of the Company pursuant to which the Company has agreed to indemnify such director or officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his capacity as a director, officer, employee and/or agent of the Company or any other corporation of which he is a director or officer at the request of the Company to the maximum extent provided by applicable law. In addition, such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

    To the extent that the Board of Directors or the stockholders of the Company may in the future wish to limit or repeal the ability of the Company to provide indemnification as set forth in the Company's Restated Certificate of Incorporation, such repeal or limitation may not be effective as to directors and officers who are parties to the Indemnification Agreements, because their rights to full protection would be contractually assured by the Indemnification Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors of the Company.

    The Form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Company and its directors and officers for certain liabilities arising under the Securities Act or otherwise.

ITEM 16. EXHIBITS

EXHIBIT NO.  DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
       *1    Form of Underwriting Agreement

        3.1  Restated Certificate of Incorporation of the Company

        3.1a Certificate of Designation, Preferences and Rights of Series A Cumulative Convertible Preferred Stock of
               the Company

        3.1b Certificate of Amendment of Restated Certificate of Incorporation of the Company

        3.2  Amended and Restated Bylaws of the Company

        5    Opinion of O'Melveny & Myers LLP, legal counsel for the Company

       11.1  Computation of Historical Primary and Fully Diluted Earnings Per Share

       23.1  Consent of Arthur Andersen LLP, independent accountants of the Company

       23.2  Consent of O'Melveny & Myers LLP, legal counsel for the Company (included in Exhibit 5)

       24    Power of Attorney (contained in Part II of the Registration Statement)

------------------------

*   To be filed by amendment.

    (a) FINANCIAL STATEMENT SCHEDULES.

    All schedules are omitted because they are not required, are not applicable, or the information is incorporated by reference.

ITEM 17. UNDERTAKINGS

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (i) The undersigned Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

       (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, County of Los Angeles, State of California, on the 13th day of January, 1998.

                                UNIVISION COMMUNICATIONS INC.

                                By:           /s/ A. JERROLD PERENCHIO
                                     -----------------------------------------
                                                A. Jerrold Perenchio
                                        CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    We the undersigned directors and officers of Univision Communications Inc. hereby constitute and appoint Robert V. Cahill, George Blank, Henry Cisneros and
A. Jerrold Perenchio or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, that said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, any rules, regulations, and requirements of the SEC, in connection with this Regulation, including specifically, but not limited to, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we hereby ratify and confirm all that the said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

   /s/ A. JERROLD PERENCHIO
------------------------------  Chairman of the Board and    January 13, 1998
     A. Jerrold Perenchio         Chief Executive Officer

                                Executive Vice President
                                  and Chief Financial
     /s/ GEORGE W. BLANK          Officer, in his
------------------------------    capacities as chief        January 13, 1998
       George W. Blank            financial officer and
                                  principal accounting
                                  officer

------------------------------  President, Chief Operating   January 13, 1998
        Henry Cisneros            Officer and Director

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

     /s/ GUSTAVO CISNEROS
------------------------------  Director                     January 13, 1998
       Gustavo Cisneros

       /s/ LAWRENCE DAM
------------------------------  Director                     January 13, 1998
         Lawrence Dam

       /s/ HAROLD GABA
------------------------------  Director                     January 13, 1998
         Harold Gaba

        /s/ ALAN HORN
------------------------------  Director                     January 13, 1998
          Alan Horn

      /s/ JOHN PERENCHIO
------------------------------  Director                     January 13, 1998
        John Perenchio

      /s/ RAY RODRIGUEZ
------------------------------  Director                     January 13, 1998
        Ray Rodriguez

                               INDEX TO EXHIBITS

 EXHIBITS
-----------
       *1    Form of Underwriting Agreement

        3.1  Restated Certificate of Incorporation of the Company

        3.1a Certificate of Designation, Preferences and Rights of Series A Cumulative Convertible Preferred
               Stock of the Company

        3.1b Certificate of Amendment of Restated Certificate of Incorporation of the Company

        3.2  Amended and Restated Bylaws of the Company

        5    Opinion of O'Melveny & Myers LLP, legal counsel for the Company

       11.1  Computation of Historical Primary and Fully Diluted Earnings Per Share

       23.1  Consent of Arthur Andersen LLP, independent accountants of the Company

       23.2  Consent of O'Melveny & Myers LLP, legal counsel for the Company (included in Exhibit 5)

       24    Power of Attorney (contained in Part II of the Registration Statement)

------------------------

*   To be filed by amendment.